

P.E.
10/31/02

JAN 23 2003

QUANEX CORP

VEHICULAR PRODUCTS

Quanex Corporation's 75-Year Anniversary – Quanex Corporation began in 1927 as Michigan Seamless Tube in South Lyon, Michigan. The Company recycled used boiler and condenser tubes by redrawing them for resale as tubing for the new and exciting refrigeration market.

During World War II, the Company served as a vital defense supplier and was recognized by the United States War Department with the Army-Navy "E" for production excellence, with four subsequent "star" awards for continued excellence.

In 1965, with sales of $45 million, the Company's common stock was officially listed on the New York Stock Exchange.

In 1972, under the direction of Carl Pfeiffer, the Company announced plans to build a unique steel mill in Jackson, Michigan, to produce bar rounds from scrap metal using a unique centrifugal continuous casting process. The new plant, named MACSTEEL®, began production in 1974.

In 1977, the Company celebrated 50 years in business with sales of $145 million, changed its name to Quanex Corporation and moved its headquarters to Houston, Texas.

75
YEARS

Because of MACSTEEL's success at Jackson, Quanex announced plans to build a higher capacity version of the rotary continuous cast mini-mill in Fort Smith, Arkansas. The facility began production in 1985.

In 1989, as sales reached $500 million, Quanex acquired Nichols Homeshield, a manufacturer of aluminum products for home building and remodeling. To meet growing customer demand, in 1990 Quanex initiated construction of an aluminum continuous cast mini-mill which began production in 1992.

Over the last half-dozen years, Quanex has acquired Piper Impact, Inc., Nichols Aluminum Golden, Imperial Products, Temroc Metals and COLONIAL CRAFT.

Today, with sales at $1 billion and record earnings, Quanex has evolved and grown through internal expansion and acquisitions to become a premier supplier of custom engineered materials and components serving the Vehicular Products and Building Products markets.

Contents:

CONSOLIDATED FINANCIAL HIGHLIGHTS

($ in millions, except per share data)

For The Year (ended October 31)	2002	2001	2000
Net Sales	$ 994.4	$ 924.4	$ 964.5
Operating Income before unusual items	83.3	57.3	66.6[1]
Operating Income (Loss)	83.3	57.3	(4.0)[2]
Interest Expense	14.8	16.6	15.3
Net Income (Loss)	55.5	29.2	(9.7)[3]
EBITDA[6]	129.1	104.6	116.1
Basic Earnings per common share			
(excludes unusual items)	3.13[4]	2.18	2.64[1]
Basic net earnings (Loss) per share	3.74	2.18	(0.70)
Diluted net earnings per share before unusual items	2.96[4]	2.07	2.46[1]

At Year End	2002	2001	2000
Working Capital	101.0	102.3	104.9
Total Assets	689.1	697.6	645.9
Long-term Debt[5]	75.6	220.0	191.9
Stockholders Equity	421.4	280.0	266.5

1 Excludes unusual charges for asset impairment/restructuring at Piper Impact U.S. and the loss on the sale of Piper Impact Europe.
2 Includes an asset impairment/restructuring charge and loss of $56.3 million (pre-tax) and $14.3 million (pre-tax) loss on sale of Piper Impact Europe.
3 Includes $36.6 million after tax asset impairment charge and $9.3 million after tax loss on the sale of Piper Impact Europe.
4 Excludes retired executive life insurance benefit of $9.0 million, or $0.56 per share.
5 Includes current portion of long-term debt.
6 EBITDA is defined as earnings before interest, taxes, depreciation and amortization, excluding unusual items.

This annual report to our shareholders contains forward-looking statements. These statements involve risks, uncertainties and other important factors that may cause the actual results of Quanex and its divisions to be materially different from any future results expressed or implied by such forward-looking statements. Information identifying such risks, uncertainties and other important factors is contained in Item 7 in the section entitled "Private Securities Litigation Reform Act" in our annual report on form 10-K for the year ended October 31, 2002, as filed with the Securities and Exchange Commission and included as part of this annual report to shareholders.

Quanex Corporate Mission

Quanex Corporation will maximize shareholder value by earning a return over the business cycle in excess of its cost of capital.

The Company will protect, nurture, and grow its core businesses serving the Vehicular Products and Building Products markets.

Disciplined processes will underpin fundamental operating principles: robust safety and compliance; meeting customer needs for quality, service, value and innovation; lean thinking as cornerstone for productivity improvements; urgent "we can do it better" culture.

Associate training and development will be emphasized, performance standards set high, and everyone will be treated with dignity and respect.

Net Sales
($ in millions)


$822
$835
$965
$924
$994
1998
1999
2000
2001
2002

Operating Income[1]
($ in millions)


$61
$72
$67
$57
$83
1998
1999
2000
2001
2002

(1) Excludes asset impairment/ restructuring charge in 1998 and 2000, and excludes loss on sale of Piper Impact Europe in 2000.

Vehicular Products

Quanex engineered steel and aluminum components can be found in the majority of vehicles on the road today and some off-road vehicles as well.

($ in millions)	2002
Net Sales	$ 459.5
Operating Income	$ 57.6
Operating Cash	$ 85.3
Assets	$ 363.6



Building Products

Quanex aluminum sheet-based products and fabricated door and window components can be found on the exterior of homes and commercial buildings.

($ in millions)	2002
Net Sales	$ 534.9
Operating Income	$ 38.0
Operating Cash	$ 53.5
Assets	$ 283.5



Diluted Net Earnings Per Share[1]
from continuing operations



$2.25
$2.59
$2.46
$2.07
$2.96
1998 1999 2000 2001 2002

(1) Excludes asset impairment/ restructuring charge in 1998 and 2000, *loss on sale of Piper Impact* Europe in 2000, and retired executive life insurance benefit in 2002.

EBITDA[1]
($ in millions)



$102
$118
$116
$105
$129
1998 1999 2000 2001 2002

(1) Excludes asset impairment/ restructuring charge in 1998 and 2000, *loss on sale of Piper Impact Europe* in 2000, and retired executive life insurance benefit in 2002.

Capital Expenditures
($ in millions)



$61
$61
$42
$56
$35
1998 1999 2000 2001 2002



"We delivered a record year due to the efforts of hard working, dedicated employees. What better way for us to celebrate our 75th year."

Raymond A. Jean
Chairman, President and Chief Executive Officer

TO OUR SHAREHOLDERS,

We are pleased to report this record-setting performance for fiscal 2002, but what gives us a particular source of pride is the significant improvement in our balance sheet. We entered the year with a debt ratio of 44% and ended it with 15%. If we do not make any acquisitions, we could be debt free within six months. Clearly, we have the financial means to capitalize on our organic growth opportunities and to make acquisitions that build upon our strong competitive positions.

A Different Quanex Last year we started to redefine the Company for our employees, our customers, and our shareholders. We laid out strategic guidelines for our future based on the concept of core businesses serving target markets. People responded – both externally and internally. They began to see opportunities and ways to grow the Company they never saw before.

People began to realize that Quanex is not a steel company, or an aluminum company, or an operations-driven company. Rather, we are a market-driven manufacturing enterprise, one that strives to achieve unique positions and distinctive product offerings in two market segments – Vehicular Products and Building Products. With that view of who we are and what we aspire to, people better understand our economic drivers and outstanding potential for growth.

Internally, we are also transforming our management philosophy from that of a holding company to that of an operating company. As a holding company, it is our view that value is created by business units' management operating close to the customer. While it is important to maintain this precept, we also believe additional value for our shareholders can be created through the aggressive pursuit of operational and strategic linkages among our business units. Perhaps most important, this approach makes it easier for our people to share ideas and ingenuity about solving business problems. It is a way to recognize and embrace better ideas and develop ways to leverage them across our businesses.

Quanex's emerging strength as an enterprise lies in our ability to deliver added value to our customers in our served markets, while improving our internal processes – how work gets done – to drive productivity gains. We call it being *market driven* and *process based.*

What it Means to be Market Driven The true power of Quanex is only partly rooted in our unique metal processing capabilities. If we based our business model solely on our metallurgical know-how, we'd be little more than a collection of skilled engineers pouring an shaping metal. What really drives us is a focus on understanding what our customers need, how we can improve the functionality of what we sell them, and increasing the productivity of their processe

At MACSTEEL, our core Vehicular Products business, we recently completed capital projects to increase our value-added capabilities, such as bar turning and cutting to spheroidized anneal ing, in order to optimize the supply chain by shortening lead times, reducing costs and lowering inventory levels. We continue to seek ways to reconfigure the value chain beyond the obvious to not only create new market opportunities, but to ultimately strengthen the competitive advantage of our customers as well.

At our Engineered Products Division, our core Building Produc business, Quanex provides proprietary products, along with aluminum and wood component design support for large door and window OEMs (original equipment manufacturers). We partner with them to develop more value-added products as a way to help make their products work and look better.

That's what being market driven is all about: we don't just sell products – we market increased productivity and performance.

On Being Process Based Customer focus alone doesn't ensure su cess. Excellent customer satisfaction can only be achieved through excellent operational execution. To live up to our extraordinary poten tial, Quanex is committed to robust and disciplined operating principles that create continuity and inspire new levels of achievement.

Implementation of lean manufacturing principles is the cornerstone of our corporate culture, and it continues to broaden and deepen its impact on our organization. We apply the Kaizen mindset – continuous improvement – to all functions: from manufacturing to accounting to sales to engineering, to drive real improvements in all of our processes.

We are intensifying our training and doing more value mapping. Our use of "Six Sigma" as a tool is gaining momentum, particularly a our large metal businesses, where we have considerable opportunity to reduce process variation. Emphasis on the arsenal of lean tools varies, but all our businesses are in the game to produce tangible benefits in 2003 and beyond.

Your company had a remarkable 2002 – A RECORD YEAR:

> Net income increased to $46.5 million, up 59% from prior year.
> Diluted earnings per share increased 43% to a record $2.96.
> Sales increased to a record $994 million, up 8%.
> Operating cash flow of $127 million was a record.
> Return on invested capital reached 11.36%.
> Your investment in Quanex stock increased in value 37% year over year.

Figures are records from continuing operations and exclude a 2002 executive life insurance benefit.

The human resources development process is also coming under closer scrutiny, as we move to improve our pipeline of talent. We must identify and develop more leaders of process change to firmly establish and sustain the "we can do it better" culture we seek and are determined to have. Identifying and developing our future leaders is a priority for me.

Growth Growth is also a top priority for Quanex. Our invigorated focus on our customers and target markets is driving internal growth initiatives. We also seek sound strategic acquisitions to complement these initiatives, thereby accelerating our overall growth and strengthening our competitive advantages. Our powerful cash flow generation gives us the ability to pursue an active acquisition program; however, we recognize that superior cash flow generation, without disciplined allocation of capital, does not benefit shareholders.

Our acquisition criteria are clear. First, we look for acquisitions where we can leverage the competitive advantages of our core businesses, or where the addition would add to our current advantages and more quickly create value. Secondly, we carefully consider the return on invested capital (ROIC) on all acquisitions, fully expecting that investments must be capable of earning more than their cost of capital, generally within three years.

Growing our core businesses is imperative, and the acquisition of COLONIAL CRAFT in February 2002 is a great example of how we want to go about it. We are now seeing other reasonably priced acquisition prospects that fit our acquisition guidelines.

Developing new products and new processes is another key to growing Quanex. Since we are much more attuned to our customers and their needs, we now have a focused process to help us turn that knowledge into successful new products and value-adding processes.

Governance Chairman Emeritus Carl Pfeiffer succumbed to a long illness in July, but not without a valiant fight. It took lots of the "right stuff" to bring on a unique, low-cost steelmaking process and Carl had the courage and willfulness about him to see it through! We will miss his counsel.

In my experience, most public companies value the trust placed in them by employees, customers and shareholders. It is therefore very upsetting to witness the breach of that trust by the leadership of a few large companies. This behavior is simply unthinkable at Quanex. We value the trust you place in us to do the right thing and to tell it like it is. I appreciate the guidance and encouragement of our independent Board of Directors as we continue to raise the bar on our excellent governance practices.

Outlook Quanex's primary demand drivers are light and heavy-duty vehicle builds, along with building and construction activity, primarily residential housing starts and remodeling expenditures. We are a consumer durables-driven firm, and we believe the favorable demographic trends for housing, coupled with increasing innovative designs for light vehicles, provide us with solid fundamentals for growth. These markets ended the year on a very strong note, although we do expect the consumers' appetite for new vehicles and homes to moderate somewhat next year.

But with a focus on increasing our content-per-vehicle built in North America and new products and programs in our Building Products segment, we have the ability to outpace the underlying performance of our target markets. Furthermore, should there be a sharper drop in demand from our primary customer base than we expect, our low-cost metal businesses are nimble enough to move products to less strategic and perhaps more buoyant end-markets. We are indeed well positioned to outperform our markets and competitors in 2003 and beyond, and we are determined to do just that.

In 2002, perhaps more than ever before, we counted on talented, passionate people to drive us forward. And drive they did . . . to record levels! I thank them for their contributions.

We are working diligently to ensure that our strategy is clear, our operational principles are broadly understood, and their execution is increasingly crisp. We remain confident that our drive for growth and operational excellence will result in continued opportunities for our employees, quality solutions for our customers, and value for our shareholders. We are committed to making this 75-year old Company a lot better.

Sincerely,



Raymond A. Jean
Chairman, President and Chief Executive Officer






VEHICULAR PRODUCTS







THE VEHICULAR PRODUCTS SEGMENT USES INNOVATIVE TECHNOLOGY TO DEVELOP AND MANUFACTURE PRODUCTS FOR LIGHT, HEAVY-DUTY, RECREATIONAL AND OFF-ROAD VEHICLES, CONSTRUCTION AND CAPITAL EQUIPMENT.

Operating Locations	MACSTEEL, Fort Smith, Arkansas MACSTEEL, Jackson, Michigan MACSTEEL Heat Treating, Huntington, Indiana MACSTEEL NitroSteel, Pleasant Prairie, Wisconsin Piper Impact (2), New Albany, Mississippi Temroc Metals, Hamel, Minnesota
Products	Engineered carbon and alloy hot-rolled steel bars, MACPLUS® cold-finished steel bars, bearing and aircraft quality ultra-clean steel bars, heat treated bars and tubes, corrosion resistant bars and tubes, steel and aluminum impact extrusions and lineal aluminum extrusions and components.
Steel Bar and Extruded Component Applications	Engine and motor components – camshafts, connecting rods, crankshafts, and gears; Wheel assemblies – hubs, spindles and brake cams; Steering systems and drivetrain parts – axle shafts, C.V. joints, torsion bars, ring gears; Safety related and other – air bags, suspension parts, heat exchangers, hydraulic applications.
Technology	**MACSTEEL** engineered bar mills use a continuous cast process and highly refined melting and finishing practices. The process technology utilizes electric arc furnaces for melting, ladle furnaces for chemistry refining, vacuum arc degassing for cleanliness, advanced rotary continuous casting, turning and heat treating. **NitroSteel** carbon and alloy steel bars and tubes are surface hardened by the Nitrotec process. This is an atmospheric furnace treatment that combines the high surface hardness and corrosion resistance of nitriding with the additional corrosion resistance gained by oxidation and quenching. **Heat Treating** is a technically advanced induction heating facility that specializes in bar and tube heat treating. Full support equipment for customized cutting, straightening, tensile testing and sophisticated metallographic analysis is part of this in-line process, which can handle lengths up to 60 feet. **Piper Impact** has high volume capacity and tool and die design capabilities to produce high strength components using aluminum and steel. Using impact presses to 2,000 tons, components require little outside finishing as Piper can complete secondary machining, plating, painting and heat treating in-house. **Temroc Metals** produces quality aluminum extrusions and components using liquid nitrogen injection, thermal processing and machining.



Operating Principle - Robust Safety and Compliance

Safety is a priority in all Quanex businesses. At Vehicular Products, the Heat Treating division serves as a model of what can be achieved by emphasizing and applying rigorous safety programs. An empowered safety team, workplace audits and professional safety counseling contributed to improvements resulting in zero lost time accidents during 2002, compared to four in 2001.

A FOCUS ON OPERATING PRINCIPLES...

Robust Safety and Compliance Disciplined execution of basic operating principles is critical for success in every Quanex business. Safety programs are extremely important in the day to day operations with work rules and programs developed and implemented to avoid accidents. In addition, all manufacturing is done using equipment and systems that are optimized for safety, efficiency and quality production.

Meeting Customer Needs with Quality, Service, Value and Innovation Quanex is committed to bringing increased value to its customers. The Vehicular Products segment is recognized by OEM customers for producing custom designed, high quality products that can be delivered on a just-in-time basis. To assure customers are consistently provided superior quality and unmatched service, capital expansion and improvement projects are ongoing.

MACSTEEL is a custom steel bar producer where scrap material for each heat lot is individually blended, poured, cast and rolled for a specific customer order. Chemistry, dimensional tolerance, and surface requirements are strictly adhered to for each intended end use application. This strategy continues to serve them well within this niche market.

MACSTEEL is recognized for its responsive service to customers, employs a highly involved and participative work force, and thrives on innovation. To satisfy their customers' ever-increasing quality and service requirements, MACSTEEL has continuously improved its value-added capabilities. Since 1990, over $285 million has been invested to enhance its steel bar manufacturing and refining processes and improve its rolling and finishing capabilities. Shipping capacity has been increased to 720,000 tons per year with more than a third of that capacity representing value-added bar products. Phase VI, the group's latest value-added project, was finished in December 2002 and increased the production of their premium product, MACPLUS, by 50%. MACSTEEL now has six bar turning lines, capable of producing some 270,000 tons of its highest quality MACPLUS cold-finished steel bars. The capital expansion also added heat treating, automated inspection equipment and a bar cutting facility at the Jackson plant, which enables them to perform blank cutting, end preparation, inspection and packaging.

This year, *Automotive Industries* magazine recognized MACSTEEL as a "Quest for Excellence Winner" in the ferrous material category. The magazine determines which OEM suppliers are the "best of the best", based on rankings by customers. Companies are judged on critical issues of quality, delivery, service, innovation and price.

In addition, for the 10th consecutive year, MACSTEEL received top ratings as the best SBQ (special bar quality) supplier in surveys conducted by Jacobson & Associates. These surveys determine results based on quality, delivery, price, service and overall performance. The survey also ranked MACSTEEL as Number One in Overall Customer Service.

During August, MACSTEEL entered into an agreement with Sanyo Special Steel Company, LTD. to collaborate on a variety of technical and manufacturing issues related to producing specialty steel for transportation markets. MACSTEEL and Sanyo will use their combined knowledge to define and implement mutually beneficial projects. Under the agreement, the companies will exchange their respective expertise on production methods to develop high quality steel products for the future. Of particular focus is the Japanese automotive and related component manufacturers in the North American market. This partnership will put both MACSTEEL and Sanyo in a better position to serve this growing segment.

NitroSteel is a bar and tube processor offering an environmentally safer alternative to chrome plating. During 2002, the plant expanded its value-added manufacturing capabilities by installing grinding operations. Along with newly installed overhead cranes to increase throughput, these investments will enable NitroSteel to increase its value proposition to its customers.

Piper Impact performs custom parts design and tool development for the high volume impact extrusion presses it uses to make near-net shaped components for customers in the automotive, ordnance and commercial markets. The near-net shaped extrusions are work hardened in the extrusion process, making them stronger, lighter and more cost effective than other design options. Piper is committed to being the "supplier of choice" and works closely with



Operating Principle - Quality, Service, Value and Innovation

Japanese automotive and related components manufacturing markets are growing in North America and MACSTEEL's recent agreement with Sanyo Special Steel Co., LTD. will better position both companies to meet that demand. Under the partnership, process technologies will be shared.

its customers' engineers early in the product design stage to provide technical and metallurgical expertise. Strong relationships and a growing customer base are gaining momentum as the development and qualification of new programs continue.

This year Piper received the Excellence Award from the Mississippi Quality Award Program. The Awards Program provides organizational self-assessment using a structure similar to the Malcolm Baldridge National Quality Award, which is often considered to be the best measure of performance excellence in the world. The annual awards encourage the application of continuous improvement principles and sharing of best practices.

Temroc Metals produces value-added aluminum extruded products in many different shapes and alloys for a diverse market base, with the majority of sales to the recreational vehicle market. Equipped with a complete in-house fabrication facility, the Company focuses on developing capabilities that can provide solutions to its customers' specific needs.

Lean Thinking Lean manufacturing practices are the cornerstone of production improvement programs throughout the Quanex organization. The Vehicular Products segment of Quanex embraces the concept of lean, including value definition and mapping, pull, flow, and pursuit of perfection in every aspect of the business, from the administrative offices to the production lines, all in an effort to eliminate waste and increase productivity.

MACSTEEL is an engineered steel bar producer with world-class manufacturing and processing plants that are inherently lean. The continuous cast process employed by MACSTEEL allows them to make high quality steel bars at less than half the man hours per ton than the industry average. With few layers of management and superior customer service, MACSTEEL effectively uses its plants and processes as marketing tools.

In addition, recent MACSTEEL lean initiatives have further improved yields through modifications of the melting, casting and rolling practices. The MACSTEEL Heat Treating facility continues to work on lean projects to improve the finishing and inspection areas that, when completed, will result in increased throughput and single-piece flow.

Over the past several years, Piper Impact has restructured its facilities resulting in increased labor productivity and reduced manufacturing lead times. Cellular processes at Piper are designed to improve the flexibility of operations and replace the more traditional "batch" production methods. Space on the shop floor is used more effectively, changeover times are reduced, and product quality is enhanced.

Temroc's lean manufacturing journey will raise its production flexibility, improve the quality of the alloy extrusions, increase machine efficiency and reduce material handling. Investments will continue to be made to support lean improvements, such as the recent purchase of a five-axis machining center being installed in-line with an injection molding press. This will substantially raise throughput and reduce cycle times.

"We Can Do It Better" Culture Both MACSTEEL engineered bar facilities are certified ISO 9001 and QS 9000. MACSTEEL's Heat Treating division received a recommendation for ISO 9002 certification this year. And most recently, the NitroSteel plant successfully completed the last necessary audit and has now received ISO 9002 certification. They are now planning to move to ISO 9001.

Temroc Metals is expected to gain ISO 9001 in 2003, which will open up market opportunities with prospective vehicular customers. Training on the new procedures is underway and activities to attain certification have been scheduled.

The Vehicular Products group is at the top of its class in many ways, but continues to stretch to meet the pressures of an increasingly competitive global environment. Giving customers what they need is the top priority, but can only be accomplished with superior operating processes and a dedication to excellence.







BUILDING PRODUCTS













THE BUILDING PRODUCTS SEGMENT REMAINS A LEADER AND PREFERRED SUPPLIER IN THE NICHES IT SERVES WITH MATERIALS AND COMPONENTS USED IN THE BUILDING AND REMODELING OF RESIDENTIAL AND COMMERCIAL STRUCTURES.

Operating Locations	Nichols Aluminum Casting, Davenport, Iowa Nichols Aluminum Davenport, Davenport, Iowa Nichols Aluminum Lincolnshire, Lincolnshire, Illinois Nichols Aluminum Alabama, Decatur, Alabama Nichols Aluminum Golden, Fort Lupton, Colorado AMSCO, Rice Lake, Wisconsin HOMESHIELD (2), Chatsworth, Illinois IMPERIAL PRODUCTS, Richmond, Indiana COLONIAL CRAFT, Mounds View, Minnesota COLONIAL CRAFT, Luck, Wisconsin
Products	Mill finished aluminum sheet, painted aluminum sheet, a broad line of custom-designed wood and metal components for windows and doors, and hardwood architectural mouldings.
Aluminum Sheet Applications and Aluminum and Wood Products	Windows – spacers, cladding, screens, stiffeners, muntins and wood grilles; Entry doors – astragals, thresholds, patio door screens and sills, cladding and surrounds; Siding accessories and other – roof edgings, soffits, fascias, trim, trimcoils and wood mouldings.
Technology	**Nichols Aluminum** mini-mill in Davenport uses both traditional and rotary melt furnaces to process blended grades of scrap. The molten metal is processed using a unique dross press system that allows for the maximum recovery of aluminum throughout the melting process and state-of-the-art thin slab, continuous casters that produce high quality sheet. Nichols Aluminum sheet finishing capabilities include rolling equipment, annealing, slitting and custom coating. **Engineered Products** incorporates custom tooling, roll forming and other fabricating processes, along with value-added services such as product design, engineering support and line sequencing capabilities. Wood mouldings are custom designed and expertly machined in the Luck, Wisconsin, facility, from premium hardwoods and softwoods.


LEAN
"Six Sigma"
Improving

Operating Principle - Lean Thinking

Lean practices are the cornerstone of Quanex's productivity improvement strategy. Taking waste out of an operation not only improves efficiencies on the shop floor, it also allows for higher revenues and improved margins. Nichols Aluminum is pushing lean thinking practices - with an emphasis on deploying "Six Sigma" throughout the organization - to drive equipment utilization rates and reduce inventory.

A FOCUS ON OPERATING PRINCIPLES...

Robust Safety and Compliance All Quanex businesses share safety as a top priority. All the Building Products businesses strive to avoid lost time accidents by providing ergonomically safe processes, thorough workforce training and instructions, and behavior-based recognition plans.

Nichols Aluminum Golden exemplifies the progress that can be made by applying rigorous safety programs. Golden significantly improved both its incident and severity rates over the last two years and has reported results less than half of the industry's norms. Golden's safety programs involve heightened communications with all associates, awareness training, increased enforcement and an incentive opportunity.

Both Nichols Aluminum casting operations are currently putting systems and procedures in place to meet the new EPA environmental standards and minimize any future cost impact associated with compliance. Further benefits of the upgrades will include a cleaner plant environment and a modest increase in melting capacity. All of the Engineered Products' locations have excellent, pro-active environmental monitoring and prevention programs in place to assure compliance to existing standards.

Meeting Customer Needs with Quality, Service, Value, and Innovation Quanex businesses focus on nurturing strong relationships with customers. All the operating principles support and reinforce each other to drive costs down and enhance value propositions to customers. Customers have partnered with business units within the Building Products segment to apply lean practices and add value throughout the supply chain.

Nichols' processes include three coil coating lines with the capability of applying a wide selection of coatings and finishes. The coating line at the Nichols Aluminum Alabama plant was upgraded this year to increase wide painted capacity by 10 million pounds annually. This project not only increased utilization and paint line speed, it also improved first pass yields.

The February 2002 acquisition of COLONIAL CRAFT is a great example of the application of Quanex's new market focused strategy COLONIAL was already serving one of Engineered Products' larger customers in the fenestration market, so the acquisition of this wood window component manufacturer is a perfect fit. COLONIAL specializes in high quality wood components delivered within short lead times, and a great variety of styles and wood species. Engineered Products is now leveraging the cross-selling and market developmen opportunities that have resulted from its successful integration.

An additional benefit of the close relationships that Engineerec Products' division enjoys with its customers is the opportunity to partner with them to develop products and launch new programs. The manufacturing processes are also flexible enough to accommodate new product and process trials that support the focus on customer service.

An innovative and unique fabricating process perfected by Engineered Products is RollTrusion, which bonds a plastic skin or profile to roll-formed metal substrate components. The RollTrusion process can achieve improvements in properties such as thermal resistance, corrosion, structural integrity, weatherability and texture. RollTrusion is gaining acceptance within our target customer base, and business development is gaining momentum.

The HOMESHIELD facility fabricates aluminum coil into soffits, exterior housing trim, roofing accessory products and a variety of custom window and door components. The plant utilizes precision rollforming processes and an advanced coating lab to develop custom colors. HOMESHIELD redefined its marketing philosophy and, in the process, realized its business model did not fit all customers. By objectively evaluating all accounts, they have been able to direct more attention to those customers they can most effectively service.



Operating Principle - "We Can Do It Better"

Our team at AMSCO exemplifies a "we can do it better" culture. Productivity is more than an operational priority - it's a way of life. They are forever raising the bar on themselves with ambitious operating goals. They enthusiastically benchmark against "best in class" and embrace change as they reach for excellence.

Lean Tools Implementation of lean tools remains at the forefront to improving productivity throughout the Building Products segment. Lean projects driven by value mapping have helped Nichols and Engineered Products redefine performance metrics and improve the value they bring to their customers, while cutting costs internally. "Six Sigma" methodologies drive reductions in process variability, improve utilization rates, and raise the reliability of delivery commitments.

Nichols Aluminum is one of the most efficient and environmentally friendly aluminum sheet producers in North America. Mini-mill operations and the use of recycled aluminum offer operating advantages such as lower energy consumption, reduced emissions and higher yields. This year's shop floor performance improvements have contributed to achieving numerous operating records.

Nichols Aluminum has adopted "Lean Six Sigma" to raise the capability of processes, reduce delays and increase customer satisfaction. The result is improved quality and lead-time improvements. Processes are examined through value stream mapping and when opportunities are identified, improvement "blitzes" or "Kaizen events" are conducted. Some successes and cost savings have already been realized using this "creativity before capital" approach.

The HOMESHIELD unit within Engineered Products made outstanding improvements in throughput and cost levels by using lean manufacturing concepts. In analyzing a particular process, they focus on the workflow and the non-productive elements that can be eliminated to increase efficiencies. For example, by using concepts and tool designs that improve material flow and position components at the operator's fingertips, unnecessary motion and handling are significantly reduced or eliminated. These improvements have allowed HOMESHIELD to significantly increase production output while reducing labor costs.

"We Can Do It Better" Culture The Building Products group benchmarks itself against competitor and industry performance to reach for superior results. Innovative techniques are employed for continuous improvement. The group partners with its major customers to cross-train and understand what is happening in each other's facilities to better configure the value chain.

Building Products has assembled teams and completed value mapping for all locations. Value mapping is a step-by-step process that identifies and improves that which adds value within the business, communicates those value drivers and links them to the desired outcomes. Value mapping ensures process changes are directed to high impact areas and waste is eliminated.

Enthusiasm for continuous improvement is gaining momentum at all levels of the operation. Training efforts have involved local community colleges, universities and consultants in lean manufacturing. Associates are trained to identify problems and are qualified and empowered to take the appropriate corrective actions by applying their newly gained knowledge.

Selected Financial Data

FINANCIAL SUMMARY 1997–2002

($ thousands, except per share data) Fiscal years ended October 31,	2002	2001	2000	1999	1998	1997
REVENUE						
Net sales [1,8]	**994,387**	924,353	964,518	834,902	821,507	768,743
Cost of sales including operating depreciation and amortization	**855,177**	809,027	841,047	706,607	707,971	666,691
Gross profit	**139,210**	115,326	123,471	128,295	113,536	102,052
Piper Impact Asset Impairment Charge	—	—	56,300 [2]	—	58,500 [2]	—
Loss on sale of Piper Impact Europe	—	—	14,280 [3]	—	—	—
Other depreciation and amortization	**1,502**	3,808	3,308	3,434	5,059	3,669
Selling, general and administrative expenses	**54,408**	54,202	53,545	53,104	47,713	43,375
Operating income (loss)	**83,300**	57,316	(3,962)	71,757	2,264	55,008
Percent of net sales [8]	**8.4**	6.2	(0.4)	8.6	0.3	7.2
Retired executive life insurance benefit (See Note 5 to financial statements)	**9,020**					
Other income - net	**2,227**	3,195	2,420	2,021	2,278	1,637
Interest expense - net	**12,933**	14,889	13,314	12,791	10,506	14,002
Income (loss) before income taxes and income from discontinued operations	**81,614**	45,622	(14,856)	60,987	(5,964)	42,643
Income taxes (credit)	**26,132**	16,428	(5,191)	21,271	(2,087)	14,925
Income (loss) from continuing operations	**55,482**	29,194	(9,665)	39,716	(3,877)	27,718
Income from discontinued operations	—	—	—	—	—	5,176
Gain on sale of discontinued operations	—	—	—	—	13,046	36,290
Net income (loss)	**55,482**	29,194	(9,665)	39,716	9,169	69,184
Percent of net sales [8]	**5.6**	3.2	(1.0) [7]	4.8	1.1 [6]	9.0 [5]
PER SHARE DATA						
Basic earnings per share:						
Income (loss) from continuing operations	**3.74**	2.18	(0.70)	2.79	(0.27)	2.01
Income from discontinued operations	—	—	—	—	—	0.37
Gain on sale of discontinued operations	—	—	—	—	0.92	2.63
Net earnings (loss)	**3.74**	2.18	(0.70) [7]	2.79	0.65 [6]	5.01
Cash dividends declared	**0.64**	0.64	0.64	0.64	0.64	0.61
Book value	**25.67**	20.88	19.90	21.24	19.19	19.13
Average shares outstanding (000)	**14,823**	13,399	13,727	14,234	14,149	13,807
Market closing price range						
High	**44.15**	27.38	26.56	28.94	33.50	36.50
Low	**25.89**	17.00	14.38	15.50	16.00	23.38
FINANCIAL POSITION - YEAR END						
Working capital	**100,997**	102,288	104,944	76,247	62,979	52,818
Property, plant and equipment - net	**353,132**	357,635	338,248	406,841	395,054	379,071
Other assets	**100,207**	103,118	71,665	71,218	69,422	119,738
Total assets	**689,140**	697,631	645,859	690,446	674,288	685,705
Noncurrent deferred income taxes	**29,210**	29,282	27,620	43,910	33,412	48,111
Long-term debt	**75,131**	219,608	191,657	179,121	188,302	201,858
Stockholders' equity	**421,395**	279,977	266,497	301,061	272,044	268,823
Total capitalization	**496,526**	499,585	458,154	480,182	460,346	470,681
Long-term debt percent of capitalization	**15.2**	44.0	41.8	37.3	40.9	42.9
OTHER DATA						
Asset turnover [8]	**1.4**	1.4	1.4	1.2	1.2	1.2
Current ratio	**1.7 to 1**	1.8 to 1	1.8 to 1	1.6 to 1	1.4 to 1	1.4 to 1
Return on average investment - percent	**12.8**	8.1	(0.2) [7]	10.0	3.4 [6]	16.7 [5]
Return on average common equity - percent	**15.8**	10.7	(3.4) [7]	13.9	3.4 [6]	29.7 [5]
EBITDA [4]	**129,092**	104,567	116,061	118,217	102,439	92,541
Depreciation and amortization	**43,987**	43,910	48,445	45,883	42,400	37,865
Capital expenditures	**34,513**	55,640	42,355	60,934	60,936	69,146
Backlog for shipment in next 12 months	**325,000**	185,000	157,830	164,128	183,847	225,498
Number of stockholders	**5,030**	5,313	5,697	5,113	5,720	5,488
Average number of employees	**3,378**	3,340	3,361	3,393	3,261	2,994
Sales per employee [8]	**294**	277	287	246	252	257

Note: Several acquisitions and divestitures have been made in past years. See Notes 2 and 3 to the financial statements of the year 2002 10K for a description of these transactions.

1 *Excludes sales from discontinued operations for the fiscal year 1997 of $187,123.*

2 During fiscal 2000 and fiscal 1998, Piper Impact recorded a $56.3 million and $58.5 million, respectively, asset impairment charge as described by Statement of Financial Accounting Standards No. 121. See Note 4 to the financial statements of the year 2002 10K for further information.

3 See Note 3 to the financial statements for further information regarding the loss on the sale of Piper Impact Europe.

4 EBITDA is defined as earnings before interest, taxes, depreciation and amortization, excluding unusual items such as the retired executive life insurance benefit, Piper Impact asset impairment charges and the loss on the sale of Piper Impact Europe.

5 Includes gain on sale of discontinued operations.

6 Includes effect of Piper Impact's asset impairment charge ($58.5 million in fiscal 1998) and gain on sale of discontinued operations ($13 million in fiscal 1998).

7 Includes effect of Piper Impact's asset impairment charge ($56.3 million in fiscal 2000) and the loss on sale of Piper Impact Europe ($14.3 million in fiscal 2000).

8 Beginning in fiscal 2001, freight costs are no longer netted against sales, they are included in cost of sales. Prior year's net sales and sales ratios have been restated to conform to this presentation.

BOARD OF DIRECTORS

Donald G. Barger, Jr. (1995) 2
Senior Vice President and Chief Financial Officer, Yellow Corporation
(provider of transportation services),
Overland Park, Kansas

Susan F. Davis (1998) 3, 4
Vice President, Human Resources, Johnson Controls, Inc. (manufacturer of automotive systems and building controls),
Milwaukee, Wisconsin

Russell M. Flaum (1997) 2, 3
Executive Vice President, Illinois Tool Works (manufacturer of components and products for automotive, construction and general industrial markets),
Glenview, Illinois

Raymond A. Jean (2001) 1
Chairman, President and Chief Executive Officer, Quanex Corporation

Joseph J. Ross (2001) 2, 4
Chairman and Chief Executive Officer, Federal Signal Corporation (manufacturer of tools, safety and signaling equipment and specialty vehicles),
Oakbrook, Illinois

Vincent R. Scorsone (1995) 1, 3
Retired, former Executive Vice President, Aluminum Company of America (integrated aluminum producer),
Pittsburgh, Pennsylvania

Michael J. Sebastian (1991) 1, 4
Retired, former Executive Vice President, Cooper Industries (manufacturer of electrical products, tools and hardware),
Houston, Texas

1 Executive Committee
2 Audit Committee
3 Compensation and Management Development Committee
4 Nominating and Corporate Governance Committee

(year first served on Board)

CORPORATE OFFICERS

Raymond A. Jean
Chairman, President and Chief Executive Officer

Michael R. Bayles
Vice President – Strategic Planning and Business Development

Terry M. Murphy
Vice President – Finance and Chief Financial Officer

Paul J. Giddens
Vice President – Human Resources and Administration

Ricardo Arredondo
Vice President – Corporate Controller

Michael W. Conlon
Corporate Secretary,
Outside General Counsel,
Fulbright & Jaworski, L.L.P.

VEHICULAR PRODUCTS

Robert Ballou, President

MACSTEEL
General Office
One Jackson Square
Suite 500
Jackson, Michigan 49201
(517) 782-0415
Mark Marcucci, President

MACSTEEL
Michigan Division
3100 Brooklyn Road
Jackson, Michigan 49203
(517) 764-0311
Anthony Kurley,
General Manager – Operations

MACSTEEL
Arkansas Division
5225 Planters Road
Fort Smith,
Arkansas 72916
(479) 646-0223
John Fisher,
General Manager – Operations

MACSTEEL
Heat Treating Division
25 Commercial Road
Huntington, Indiana 46750
(260) 356-9520
Ron Kensky, Plant Manager

NitroSteel
9955 80th Avenue
Pleasant Prairie,
Wisconsin 53158
(262) 947-0441
Lee Petzold,
General Manager – Operations

Piper Impact
922 Highway 15 North
New Albany,
Mississippi 38652
(662) 534-5046
Keith Przybylski, President
Richard Copp,
Operations Manager

Piper Impact
795 County Road 269
New Albany,
Mississippi 38652
(662) 538-6500

Temroc Metals, Inc.
4375 Willow Drive
Hamel, Minnesota 55340
(800) 487-6360
Dave Barnes, President and General Manager

BUILDING PRODUCTS

Nichols Aluminum
General Office
201 West Second Street
Suite 420
Davenport, Iowa 52801
(563) 336-4801
Terry Schroeder, President
Michael Friemel,
General Manager – Finishing Operations

Nichols Aluminum
Davenport
1725 Rockingham Road
Davenport, Iowa 52802
(563) 324-2121
Windell Brown,
Plant Manager

Nichols Aluminum
Lincolnshire
200 Schelter Road
P.O. Box 1401
Lincolnshire, Illinois 60069
(847) 634-3150
Dave Hamling,
Plant Manager

Nichols Aluminum
Alabama
2001 Highway 20 West
Decatur, Alabama 35601
(256) 353-1550
Doug Thornhill,
Plant Manager

Nichols Aluminum Casting
2101 J.M. Morris Blvd.
P.O. Box 4110
Davenport, Iowa 52802
(563) 322-0118
Leland Lorentzen,
General Manager – Operations

Nichols Aluminum Golden
1405 East 14th Street
P.O. Box 207
Fort Lupton, Colorado 80621
(303) 654-8300
Tom Brackmann, Vice President and General Manager

ENGINEERED PRODUCTS DIVISION
Jim Gulliford, President

HOMESHIELD
7942 North 3350 East Rd.
Chatsworth, Illinois 60921

HOMESHIELD
Route 24 West
Chatsworth, Illinois 60921
(815) 635-3171
Sam Lewis, General Manager – Operations

AMSCO
311 West Coleman Street
Rice Lake,
Wisconsin 54868
(715) 234-9061
Mark Hermann, General Manager – Operations

IMPERIAL PRODUCTS
451 Industrial Parkway
Richmond, Indiana 47375
(765) 966-0322
Tom Fening, President and General Manager

COLONIAL CRAFT
2270 Woodale Drive
Mounds View, Minnesota 55112
(763) 231-4000
Mark Hermann,
General Manager – Operations

COLONIAL CRAFT
501 Main Street
Luck, Wisconsin 54853
(715) 472-2223
Jeff Smith, General Manager – Operations

CORPORATE AND SHAREHOLDER INFORMATION


NX
LISTED
NYSE

Quanex stock is listed on the New York Stock Exchange under the symbol NX.

Annual Shareholder's Meeting

The Annual Meeting of Shareholders will be held at 8:00 a.m. on Thursday, February 26, 2003, at Quanex corporate offices. Shareholders are cordially invited to attend.

Corporate Offices

Quanex Corporation
1900 West Loop South
Suite 1500
Houston, Texas 77027
Local: (713) 961-4600
Toll-free: (800) 231-8176

Direct Stock Purchase and Dividend Reinvestment Plan

Quanex offers individuals the option to purchase stock directly through the Company's Direct Stock Purchase and Dividend Reinvestment Plan (DSP Plan). The DSP Plan's initial minimum purchase requirement is $250. Subsequent purchases can be made for a minimum of $50. Other options featured in the Quanex DSP Plan include full or partial dividend reinvestment, direct deposit of dividends, certificate safekeeping, and automatic monthly investments from savings or checking accounts.

For enrollment forms, contact American Stock Transfer & Trust Company at (800) 278-4353 or visit the Quanex website at **www.quanex.com**.

Dividend Policy

The payment of dividends is reviewed quarterly and declaration is made at the discretion of Quanex's Board of Directors. The Quanex quarterly dividend is currently $.16 per share. At the end of fiscal 2002, the Company had paid a dividend to shareholders of its common stock for 58 consecutive quarters.

Internet Access

Additional information about Quanex is located at the Company's website at www.quanex.com. The site is continually updated and includes Company news releases and current stock quotes. Visitors can register to automatically receive news by e-mail as it is released, send e-mail directly to the corporate offices, or link to the home pages of some of the Quanex operating units (www.macsteel.com, www.piperimpact.com, www.amsco1.com, www.nicholsal.com, www.impprod.com, www.temroc.com, and www.home-shield.com).

Investor Communications

Stockbrokers, financial analysts and others seeking additional information about Quanex should contact the Investor Relations Department at the Corporate Offices or by e-mail at inquiry@quanex.com.

Transfer Agent, Shareholder Records and Dividend Disbursing Agent

Shareholders who wish to change the name, address, or ownership of stock, report lost certificates, or combine accounts should contact:

American Stock Transfer & Trust Company
59 Maiden Lane
Plaza Level
New York, NY 10038
(800) 937-5449
www.Amstock.com



Quanex Corporation **2002 Form 10-K Report**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2002

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-5725

QUANEX CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	38-1872178
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1900 West Loop South, Suite 1500, Houston, Texas	**77027**
(Address of principal executive offices)	(zip code)

(713) 961-4600
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.50 par value	New York Stock Exchange, Inc.
Rights to Purchase Series A Junior Participating Preferred Stock	New York Stock Exchange, Inc.

Securities registered pursuant to Section 12(g) of the Act:

NONE

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

The aggregate market value of the registrant's voting stock held by non-affiliates as of November 30, 2002, computed by reference to the closing price for the Common Stock on the New York Stock Exchange, Inc. on that date, was $498,490,477. Such calculation assumes only the registrant's officers and directors were affiliates of the registrant.

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ☒ No ☐

The aggregate market value of the voting common equity held by non-affiliates as of April 30, 2002, computed by reference to the closing price for the Common Stock on the New York Stock Exchange, Inc. on that date, was $506,334,420. Such calculation assumes only the registrant's officers and directors were affiliates of the registrant.

At December 13, 2002, there were outstanding 16,443,519 shares of the registrant's Common Stock, $.50 par value.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive Proxy Statement, to be filed with the Commission within 120 days of October 31, 2002, for its Annual Meeting of Stockholders to be held on February 26, 2003, are incorporated herein by reference in Items 10, 11, 12, and 13 of Part III of this Annual Report.

TABLE OF CONTENTS

PART I

Item 1. *Business*

General

Quanex was organized in 1927 as a Michigan corporation under the name Michigan Seamless Tube Company. The Company reincorporated in Delaware in 1968 under the same name and then changed its name to Quanex Corporation in 1977. The Company's executive offices are located at 1900 West Loop South, Suite 1500, Houston, Texas 77027. References made to the "Company" or "Quanex" include Quanex Corporation and its subsidiaries unless the context indicates otherwise.

The Company's businesses are managed on a decentralized basis. Each operating division has administrative, operating and marketing functions. The Company measures each division's return on investment, and seeks to reward superior performance with incentive compensation, which is a significant portion of total compensation for salaried employees. Intercompany sales are conducted on an arms-length basis. Operational activities and policies are managed by corporate officers and key division executives. Also, a small corporate staff provides corporate accounting, financial and treasury management, tax, and human resource services to the operating divisions.

Quanex is a technological leader in the production of engineered carbon and alloy steel bars, aluminum flat-rolled products, and precision-formed metal and wood products which primarily serve the vehicular products and building products markets. The Company uses state-of-the-art manufacturing technologies, low-cost production processes, and engineering and metallurgical expertise to provide customers with specialized products for specific applications. Quanex believes these capabilities also provide the Company with unique competitive advantages. The Company's growth strategy is focused on the continued penetration of its two target markets, vehicular products and building products, and protecting, nurturing and growing its two core businesses, MACSTEEL and Engineered Products, that serve those markets.

Business Developments in Fiscal 2002

In February 2002, Quanex completed the purchase of Colonial Craft, Inc. ("COLONIAL CRAFT"), a leading manufacturer of value-added, wood and door (fenestration) related wood products, located in Roseville, Minnesota (relocated to Mounds View, Minnesota in December 2002). COLONIAL CRAFT manufactures custom wood window accessories and their two primary product lines are hardwood architectural mouldings and wood window grilles used by wood window manufacturers. The company compliments Quanex's other Engineered Products businesses by serving a similar customer base.

In the Company's MACSTEEL operations, rotary centrifugal continuous casters are used with an in-line manufacturing process to produce bearing grade quality, seam-free, engineered carbon and alloy steel bars that enable Quanex to participate in higher margin markets within its vehicular products market. Since 1990, the Company has invested approximately $285 million to enhance its steel bar manufacturing and refining processes, to improve rolling and finishing capability, and to expand shipping capacity at its MACSTEEL operations to approximately 720,000 tons per year. Phases I through VI of the MACSTEEL expansions have been completed. Phase V, completed in December 2000, included projects at MACSTEEL Heat Treating, based in Huntington, Indiana, where a third processing line was built, and at Pleasant Prairie, Wisconsin-based MACSTEEL NitroSteel, where efficiency enhancing equipment has been installed. In Phase VI, finished in December 2002, the Company installed additional equipment at each of the MACSTEEL plants in Jackson, Michigan, and Ft. Smith, Arkansas to increase their bar cutting capability and value-added turning capacity. This project increased MACPLUS engineered steel bar shipping capacity by approximately 13% to 270,000 tons annually with the installation of two additional bar turning and polishing lines, one at the plant in Jackson, which was completed in December of 2001 and the other at the Ft. Smith plant, which was completed in December 2002. MACSTEEL now has a total of six value-added MACPLUS lines.

Manufacturing Processes, Markets, and Product Sales by Business Segment

Quanex operates 18 manufacturing facilities in ten states in the United States. These facilities feature efficient plant design and flexible manufacturing processes, enabling the Company to produce a wide variety of custom engineered products and materials for the Company's vehicular products and building products markets. The Company is generally able to maintain minimal levels of finished goods inventories at most locations because it typically manufactures products to customer specifications upon order.

During the latter portion of the fiscal year ended October 31, 2001, the Company completed a strategic review of its business, which resulted in a shift of strategy away from primarily a manufacturing "process" oriented enterprise to a more "market-focused" enterprise. As expected, the review underscored a high concentration of sales in two market segments—vehicular products and building products. Beginning in fiscal 2002, the Company realigned its management, strategy and tactics to support this new focus and now reports operations in those two market-focused segments.

The majority of the company's products are sold into the vehicular products and building products markets with minimal sales to the industrial machinery and capital equipment markets.

For financial information regarding each of Quanex's business segments, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" herein and Note 14 to the Consolidated Financial Statements. For net sales of the Company by major product lines see Note 14 to the Consolidated Financial Statements. For the years ended October 31, 2002, 2001 and 2000, no one customer accounted for 10% or more of the Company's sales.

Vehicular Products Segment

The vehicular products segment is comprised of MACSTEEL, Piper Impact and Temroc Metals. The segment includes engineered steel bar operations, impact-extrusion operations, steel bar and tube heat-treating services, steel bar and tube corrosion and wear resistant finishing services, and aluminum extrusion and fabricated metal products.

MACSTEEL

The Company's engineered steel bar operations, which represent the majority of the segment's sales and operating income, are conducted through its MACSTEEL division. MACSTEEL includes two plants, one located in Ft. Smith, Arkansas, and the other in Jackson, Michigan, which in the aggregate are capable of shipping up to 720,000 tons annually of hot finished, precision engineered, carbon and alloy steel bars. The Company believes that MACSTEEL has the only two plants in North America using scrap-fed continuous rotary centrifugal casting technology. This casting process produces seam-free bars, without surface defects or inclusions, thereby reducing the need for subsequent surface conditioning. The continuous casting and automated in-line manufacturing operations at the MACSTEEL plants substantially reduce labor and energy costs by eliminating the intermittent steps that characterize manufacturing operations at most larger, and particularly integrated steel mills. The Company typically sells only complete heat lots, or batches, which are made to specific customer requirements.

MACSTEEL produces various grades of customized, engineered steel bars by melting steel scrap and casting it in a rotary centrifugal continuous caster. MACSTEEL's molten steel is further processed through secondary refining processes that include argon stirring, ladle injection, and vacuum arc degassing prior to casting. These processes enable MACSTEEL to produce higher quality, "cleaner" steel.

As a result of its state-of-the-art continuous manufacturing technology, which reduces labor and energy costs and process yield loss, the Company believes that MACSTEEL is one of the lowest cost producers of engineered carbon and alloy steel bars in North America. The Company believes that energy costs at MACSTEEL are significantly lower than those of its competitors because its bars are moved directly from the caster to the rolling mill before cooling, eliminating the need for costly reheating. MACSTEEL's low unit labor costs are achieved with its highly automated manufacturing process, enabling it to produce finished steel bars using less than two man-hours of labor per ton compared with an estimated average of four to five man-hours per ton for U.S. integrated steel producers.

MACSTEEL products are custom manufactured primarily for the vehicular product markets serving the passenger car, light truck, sport utility vehicle, heavy truck, anti-friction bearing, off-road and farm equipment, and seamless tubular industries. These industries use engineered steel bars in critical applications such as camshafts, crankshafts, transmission gears, wheel spindles and hubs, bearing components, steering components, hydraulic mechanisms and seamless tube production. Also, MACSTEEL engineered steel bars are used for the manufacture of components for safety critical steel air bag inflators at the Company's Piper Impact plant in New Albany, Mississippi.

Also included in the MACSTEEL division is a heat treating plant in Huntington, Indiana ("Heat Treat") and a plant in Pleasant Prairie, Wisconsin that improves the wear and corrosion resistance properties of steel bars and tubes ("NitroSteel").

The Heat Treat facility uses custom designed, in-line equipment to provide tube and bar heat-treating and related services, such as quench and temper, stress relieving, normalizing, "cut-to-length", and metallurgical testing. This plant primarily serves customers in the vehicular products and energy markets.

The NitroSteel plant processes steel bars and tubes using the patented Nitrotec treatment to improve corrosion and wear resistance while providing an environmentally friendly, non-toxic alternative to chrome plating. NitroSteel's products are made for specific customer applications and are used for fluid power applications in primarily the vehicular products markets.

Piper Impact

Piper Impact includes two impact-extrusion facilities in New Albany, Mississippi, dedicated to aluminum and steel impact-extruded products.

Piper Impact is a manufacturer of custom designed, impact extruded aluminum and steel parts primarily for vehicular and defense applications. Piper Impact's operations use impact extrusion technology to produce highly engineered near-net shaped components from aluminum and steel slugs. The pressure resulting from the impact of the extrusion presses causes metal to flow into the desired shape. This cost efficient cold forming of the metal results in a high quality, work hardened product with a superior finish. Products may be further processed with heat-treating and precision machining. The parts are then delivered to customers' assembly lines, requiring little or no additional processing. Though down from prior years, one customer remains a majority of Piper's sales for use in the automotive air bag systems.

Temroc Metals

Temroc Metals is located in Hamel, Minnesota. Temroc Metals is an aluminum extruder and fabricator of metal products. The single facility manufactures engineered products that primarily serve the outdoor recreational vehicular products market.

Building Products Segment

The building products segment is comprised of the Engineered Products and Nichols Aluminum divisions. The segment includes four fabricated metal components operations, two wood fenestration product operations, two aluminum sheet casting and three stand alone finishing operations.

Engineered Products

The Engineered Products division, which includes AMSCO in Rice Lake, Wisconsin, HOMESHIELD, with two plants in Chatsworth, Illinois, IMPERIAL PRODUCTS in Richmond, Indiana, and COLONIAL CRAFT in Roseville and Maplewood, Minnesota (relocated to Mounds View, Minnesota in December 2002) and Luck, Wisconsin, produces various engineered products for the building products markets. These products include aluminum window and patio door screens, window frames, residential exterior door products, custom wood window grilles and accessories, and a broad line of custom designed, roll-formed aluminum products and stamped aluminum shapes for manufacturers of premium wood windows and vinyl windows for the home improvement, residential, and commercial construction markets. AMSCO combines strong product design and development expertise with reliable, just-in-time delivery. HOMESHIELD also coats and/or paints aluminum sheet in many colors, sizes, and finishes, and fabricates aluminum coil into rain carrying systems, soffit, exterior housing trim and roofing products. IMPERIAL PRODUCTS produces sophisticated residential exterior door thresholds, astragals, patio door systems and other miscellaneous door components. COLONIAL CRAFT produces custom hardwood architectural moulding and window and door accessories for premium wood window manufacturers.

Nichols Aluminum

Nichols Aluminum manufactures mill finished and coated aluminum sheet for the building products market and the food packaging market. The division comprises five plants: a thin-slab casting and hot rolling mill ("NAC") located in Davenport, Iowa, three cold rolling and finishing plants located in Davenport, Iowa ("NAD"), Lincolnshire, Illinois ("NAL"), and Decatur, Alabama ("NAA"), and Nichols Aluminum–Golden ("NAG"), an aluminum production facility located in Fort Lupton, Colorado.

NAC's mini-mill uses an in-line casting process that can produce 400 million pounds of reroll (hot-rolled aluminum sheet) annually. The mini-mill converts aluminum scrap to sheet through melting, continuous casting, and in-line hot rolling processes. NAC has shredding and blending capabilities, including two rotary barrel furnaces and dross recovery system that broaden its sources of raw material, allow it to melt cheaper grades of scrap, and improve raw material yields. Delacquering equipment improves the quality of the raw material before it reaches the melting furnaces by burning off combustibles in the scrap. Scrap is blended using computerized processes to most economically achieve the desired molten aluminum alloy composition.

The Company believes the combination of base capacity increases and technological enhancements directed at producing higher quality reroll results in a significant manufacturing advantage with savings derived from reduced raw material costs, optimized scrap utilization, reduced unit energy cost, reduced cold rolling requirements and lower labor costs.

Further processing of the reroll occurs at NAD, NAL or NAA, where customers' specific product requirements can be met through cold rolling to various gauges, annealing for additional mechanical and formability properties, tension leveling to improve the flatness of the sheet, and slitting to specific widths. Products at the NAD and NAA plants can also be custom painted, an important value-added feature for the applications of certain customers in the building products market.

Operations at NAG include melting and casting aluminum into sheet, cold rolling to specific gauge, annealing, leveling, custom coating and slitting to width. NAG manufactures high quality aluminum sheet from scrap, then finishes the sheet for specialized applications primarily for food packaging markets.

Raw Materials and Supplies

The Company's MACSTEEL plants purchase their principal raw material, steel scrap or substitutes such as pig iron, beach iron and hot briquetted iron on the open market. Collection and transportation of these raw materials to the Company's plants can be adversely affected by extreme weather conditions. Prices for scrap also vary in relation to the general business cycle, typically declining in periods of slow economic activity.

Temroc Metal's raw material consists primarily of aluminum billet, which it purchases from several suppliers on the open market.

Piper Impact's raw material consists of aluminum bars and slugs that it purchases on the open market, and steel bars that it purchases from MACSTEEL.

AMSCO and HOMESHIELD's primary raw material is coated and uncoated aluminum sheet purchased primarily from Nichols Aluminum. Raw materials utilized at IMPERIAL PRODUCTS include aluminum, wood and vinyl that are available from a number of suppliers. Prices for aluminum are typically set on a monthly basis based upon market rates. In addition, IMPERIAL PRODUCTS purchases two types of wood materials—hardwood and softwood, which it purchases at market prices.

COLONIAL CRAFT's primary raw material is kiln-dried hardwood and softwood lumber. This is purchased from sawmills and lumber concentration yards throughout North America at market prices.

Nichols Aluminum's principal raw material is aluminum scrap purchased on the open market, which can also be adversely affected by extreme weather conditions. Nichols purchases and sells aluminum ingot futures contracts on the London Metal Exchange to hedge against fluctuations in the price of aluminum scrap required to manufacture products for fixed-price sales contracts.

Backlog

At October 31, 2002, Quanex's backlog of orders to be shipped in the next twelve months was approximately $240 million. This compares to approximately $165 million at October 31, 2001. Because many of the markets in which Quanex operates have short lead times, the Company does not believe that backlog figures are reliable indicators of annual sales volume or operating results.

Competition

The Company's products are sold under highly competitive conditions. Quanex competes with a number of companies, some of which have greater financial and other resources than the Company. Competitive factors include product quality, price, delivery, and the ability to manufacture to customer specifications. The amounts of engineered steel bars, aluminum mill sheet products, engineered products and impact extruded products manufactured by the Company generally represent a small percentage of annual domestic production.

MACSTEEL competes primarily with one large integrated steel producer and two large non-integrated steel producers. Although these producers may be larger and have greater resources than the Company, Quanex believes that the technology used at MACSTEEL facilities permits it to compete effectively in the markets it serves.

Piper Impact competes with several other impact extrusion companies, and companies that offer other technologies that can provide similar products, on the basis of design, quality, price and service. Temroc Metals competes largely with other small aluminum extrusion and machining facilities.

Engineered Products competes with many small and midsize metal and wood fabricators and wood moulding facilities, primarily on the basis of custom engineering, product development, quality, service, and price. The division also competes against in-house operations of vertically integrated fenestration original equipment manufacturers ("OEM"s).

Nichols Aluminum competes with many small and large aluminum sheet manufacturers. Some of these competitors are divisions or subsidiaries of major corporations with substantially greater resources than the Company. The Company also competes with major aluminum producers in coil-coated and mill finished products, primarily on the basis of the breadth of product lines, the quality and responsiveness of its services, and price.

Sales and Distribution

The Company has sales organizations with sales representatives in many parts of the U.S. MACSTEEL sells engineered steel bars primarily to tier-one or tier-two suppliers through its sales organization and manufacturers' representatives. Piper Impact and Temroc Metals sell directly to OEMs. The Engineered Products division's products are sold primarily to OEMs, except for some residential building products, which are also sold through distributors. Nichols Aluminum products are sold directly to OEMs and through metal service centers.

Seasonal Nature of Business

Sales for Engineered Products and Nichols Aluminum are seasonal. The primary markets of these divisions are in the Northeast and Midwest regions of the United States, where winter weather typically reduces homebuilding and home improvement activity. These divisions typically experience their lowest sales during the Company's first fiscal quarter. Profits tend to be lower in quarters with lower sales because a high percentage of their manufacturing overhead and operating expense is due to labor and other costs that are generally semi-variable throughout the year.

Sales for the other businesses in which the Company competes are generally not seasonal. However, due to the number of holidays in the Company's first fiscal quarter, sales have historically been lower in this period as some customers reduce build schedules. As a result of reduced production days, combined with the effects of seasonality, the Company generally expects that, absent unusual activity, its lowest sales will occur in the first fiscal quarter.

Service Marks, Trademarks, Trade Names, and Patents

The Company's Quanex, Quanex design, Seam-Free design, NitroSteel, MACGOLD, MACSTEEL, MACSTEEL design, MAC+, Ultra-Bar, Homeshield, Homeshield design, and "The Best Alloy & Specialty Bars" marks are registered trademarks or service marks. The Company's Piper Impact name is used as a service mark, but is not yet registered in the United States. The trade name Nichols-Homeshield and the Homeshield design trademarks are used in connection with the sale of the Company's aluminum mill sheet products and residential building products. The Homeshield, Piper Impact, Colonial Craft, MACSTEEL and Quanex word and design marks and associated trade names are considered valuable in the conduct of the Company's business. The businesses conducted by the Company generally do not depend upon patent protection. Although the Company holds numerous patents, in many cases, the proprietary technology that the Company has developed for using the patents is more important than the patents themselves.

Research and Development

Expenditures for research and development of new products or services during the last three years were not significant. Although not technically defined as research and development, a significant amount of time, effort and expense is devoted to custom engineering and qualifying the Company's products for specific customer applications.

Environmental Matters

Quanex is subject to extensive laws and regulations concerning the discharge of materials into the environment and the remediation of chemical contamination. To satisfy such requirements, Quanex must make capital and other expenditures on an ongoing basis. The cost of environmental matters has not had a material adverse effect on Quanex's operations or financial condition in the past, and management is not aware of any existing conditions that it currently believes are likely to have a material adverse effect on Quanex's operations or financial condition.

Under applicable state and federal laws, the Company may be responsible for, among other things, all or part of the costs required to remove or remediate wastes or hazardous substances at locations Quanex has owned or operated at any time. The Company is currently involved in environmental investigations or remediation at several such locations.

From time to time, Quanex also has been alleged to be liable for all or part of the costs incurred to clean up third-party sites where it is alleged to have arranged for disposal of hazardous substances. The Company's allocable share of liability at those sites, taking into account the likelihood that other parties will pay their shares, has not been material to its operations or financial condition.

Total remediation reserves, at October 31, 2002, for Quanex's current plants, former operating locations, and disposal facilities were approximately $17 million. Of that, approximately 80% is allocated to the cleanup of historical soil and groundwater contamination and other corrective measures at the Piper Impact division in New Albany, Mississippi. Depending upon such factors as the nature and extent of contamination, the cleanup technologies employed, and regulatory concurrences, final remediation costs may be more or less than amounts accrued; however, management believes it has established adequate reserves for all probable and reasonably estimable remediation liabilities.

Environmental agencies continue to develop regulations implementing the Federal Clean Air Act. Depending on the nature of the regulations adopted, Quanex may be required to incur additional capital and other expenditures sometime in the next several years for air pollution control equipment, to maintain or obtain operating permits and approvals, and to address other air emission-related issues. In fiscal 2003, the Company plans to have capital expenditures for equipment upgrades in order to comply with secondary aluminum production emissions standards at two of its Nichols Aluminum facilities. Based upon its analysis and experience to date, Quanex does not believe that its compliance with Clean Air Act requirements will have a material effect on its operations or financial condition.

Quanex incurred approximately $4 million and $3 million during fiscal 2002 and 2001, respectively, in expenses in order to comply with existing environmental regulations. For 2003, the Company estimates expenses at various of its facilities will be approximately $3 million for continuing environmental compliance. Capital expenditures for compliance with existing or proposed environmental regulations were approximately $1.5 million during fiscal 2002 and were immaterial in 2001. For fiscal 2003, the Company estimates that capital expenditures for environmental compliance will be approximately $6 million, which includes amounts for upgrades related to secondary aluminum production emissions standards at two of its Nichols Aluminum facilities. Future expenditures relating to environmental matters will necessarily depend upon the application to Quanex and its facilities of future regulations and government decisions. Quanex will continue to have expenditures in connection with environmental matters beyond 2003, but it is not possible at this time to reasonably estimate the amount of those expenditures.

Employees

At October 31, 2002, the Company employed 3,476 persons. Of the total employed, 31% were covered by collective bargaining agreements. A five-year collective bargaining agreement for Temroc Metals was ratified by the United Automobile Workers International Union of Americas in February, 2002. A five year collective bargaining agreement for Nichols Aluminum Casting and Nichols Aluminum Davenport was ratified by the International Brotherhood of Teamsters in November 2002. MACSTEEL Arkansas' collective bargaining agreement expires January 31, 2003 and negotiations for the renewal of that agreement will begin in January.

Financial Information About Foreign and Domestic Operations

For financial information on the Company's foreign and domestic operations, see Note 14 of the Financial Statements contained in this Annual Report on Form 10-K.

Website

The Company's required Securities and Exchange Act filings such as Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q are accessible free of charge on its website at www.Quanex.com.

Item 2. *Properties*

The following table lists Quanex's principal plants together with their locations, general character and the industry segment which uses the facility. (See Item 1, "Business", for some discussion of capacity of various facilities.)

Location	Plant	Square footage
Owned:	*Vehicular Products*	
Fort Smith, Arkansas	MACSTEEL	614,000
Jackson, Michigan	MACSTEEL	386,000
Huntington, Indiana	Heat Treating	99,821
Pleasant Prairie, Wisconsin	NitroSteel	35,000
New Albany, Mississippi	Piper Impact (two plants)	683,000
Hamel, Minnesota	Temroc Metals	240,000
Owned:	*Building Products*	
Lincolnshire, Illinois	Nichols Aluminum	142,000
Davenport, Iowa	Nichols Aluminum	236,000
Davenport, Iowa	Nichols Aluminum Casting	300,000
Fort Lupton, Colorado	Nichols Aluminum Golden	240,400
Rice Lake, Wisconsin	AMSCO	336,000
Chatsworth, Illinois	HOMESHIELD (two plants)	218,000
Richmond, Indiana	IMPERIAL PRODUCTS	92,000
Luck, Wisconsin	COLONIAL CRAFT	105,000
Leased (3 leases expiring 2003, 2003 and 2008, respectively):		
Maplewood, Minnesota[(1)]	COLONIAL CRAFT	35,000
Roseville, Minnesota[(1)]	COLONIAL CRAFT	48,000
Mounds View, Minnesota	COLONIAL CRAFT	125,000
Leased (4 leases expiring 2003, 2004, 2005 and 2018):		
Decatur, Alabama	Nichols Aluminum Alabama	410,000
Leased (expires 2010):	*Executive Offices*	
Houston, Texas	Quanex Corporation	21,000

(1) These leases expire during fiscal 2003. COLONIAL CRAFT consolidated these facilities into the Mounds View, Minnesota facility in December 2002.

Item 3. *Legal Proceedings*

Other than the proceedings described under Item 1, "Environmental Matters", there are no material legal proceedings to which Quanex, its subsidiaries, or their property is subject.

Item 4. *Submission of Matters to Vote of Security Holders*

None.

PART II

Item 5. *Market for Registrant's Common Equity and Related Stockholder Matters*

Quanex's common stock, $.50 par value, is traded on the New York Stock Exchange, under the ticker symbol: NX. Quarterly stock price information and annual dividend information for the common stock is as follows:

Quarterly Common Stock Dividends

Quarter Ended	2002	2001	2000	1999	1998
January	.16	.16	.16	.16	.16
April	.16	.16	.16	.16	.16
July	.16	.16	.16	.16	.16
October	.16	.16	.16	.16	.16
Total	.64	.64	.64	.64	.64

Quarterly Common Stock Sales Price (High & Low)

Quarter Ended	2002	2001	2000	1999	1998
January	29.64	21	26.5625	23.875	30.4375
	25.71	16.375	19.0625	16.8125	27.0625
April	38.35	21.15	23.6875	26.25	33.8125
	28.63	17.35	16.125	15.375	28.50
July	44.19	27.55	18.625	29	32.1875
	31.01	20.70	14.375	25.125	27.25
October	40.55	27.48	20.6875	27.375	27.875
	33.18	20.75	17.0625	20.125	15.625

The terms of Quanex's new revolving credit agreement, which was entered into in November 2002, does not specifically limit the total amount of dividends and other distribution on its stock. However, the covenant to maintain a certain fixed charge coverage ratio indirectly impacts the Company's ability to pay dividends. As of October 31, 2002, the aggregate amount available for dividends under the new credit facility was approximately $33 million.

There were 5,006 holders of Quanex common stock (excluding individual participants in securities positions listings) on record as of November 30, 2002.

The following table summarizes as of October 31, 2002, certain information regarding equity compensation to our employees, officers, directors and other persons under our equity compensation plans.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	777,137	$23	593,143
Equity compensation plans not approved by security holders[1]	163,465	23	130,454
Total	940,602	$23	723,597

(1) The Quanex Corporation 1997 Key Employee Stock Plan was approved by the Company's Board of Directors in October 1997. This plan provides for the granting of stock options to eligible persons employed by the Company who are not executive officers of the Company. Under the plan, the total number of stock options which may be granted is 400,000 shares. Stock options may be granted at not less than the fair market value (as defined in the plan) on the date the options are granted and generally become exercisable after one year in 33⅓ percent annual increments. The options expire ten years after the date of grant. The Board of Directors may amend, terminate or suspend the plan at any time.

Item 6. *Selected Financial Data*

Glossary of Terms

The exact definitions of commonly used financial terms and ratios vary somewhat among different companies and investment analysts. The following list gives the definition of certain financial terms that are used in this report:

Capital expenditures: Additions to property, plant and equipment.

Book value per common share: Stockholders' equity less the stated value of preferred stock divided by the number of common shares outstanding.

Asset turnover: Net sales divided by average total assets.

Current ratio: Current assets divided by current liabilities.

EBITDA: Earnings before interest, taxes, depreciation and amortization, excluding unusual items.

Return on investment: The sum of net income and the after-tax effect of interest expense less capitalized interest divided by the sum of the averages for long-term debt and stockholders' equity.

Return on common stockholders' equity: Net income attributable to common stockholders divided by average common stockholders' equity.

Financial Summary 1997–2002

Fiscal years ended October 31,	2002	2001	2000	1999	1998	1997
	($ thousands, except per share data)					
Revenues and Earnings						
Net sales[(1),(8)]	994,387	924,353	964,518	834,902	821,507	768,743
Cost of sales including operating depreciation and amortization	855,177	809,027	841,047	706,607	707,971	666,691
Gross profit	139,210	115,326	123,471	128,295	113,536	102,052
Piper Impact Asset Impairment Charge	—	—	56,300 (2)	—	58,500 (2)	—
Loss on sale of Piper Impact Europe	—	—	14,280 (3)	—	—	—
Other depreciation and amortization	1,502	3,808	3,308	3,434	5,059	3,669
Selling, general and administrative expenses	54,408	54,202	53,545	53,104	47,713	43,375
Operating income (loss)	83,300	57,316	(3,962)	71,757	2,264	55,008
Percent of net sales[(8)]	8.4	6.2	(0.4)	8.6	0.3	7.2
Retired executive life insurance benefit (See Note 5 to financial statements)	9,020					
Other income—net	2,227	3,195	2,420	2,021	2,278	1,637
Interest expense—net	12,933	14,889	13,314	12,791	10,506	14,002
Income (loss) before income taxes and income from discontinued operations	81,614	45,622	(14,856)	60,987	(5,964)	42,643
Income taxes (credit)	26,132	16,428	(5,191)	21,271	(2,087)	14,925
Income (loss) from continuing operations	55,482	29,194	(9,665)	39,716	(3,877)	27,718
Income from discontinued operations	0	—	—	—	—	5,176
Gain on sale of discontinued operations	0	—	—	—	13,046	36,290
Net income (loss)	55,482	29,194	(9,665)	39,716	9,169	69,184
Percent of net sales[(8)]	5.6	3.2	(1.0)[(7)]	4.8	1.1 (6)	9.0 (5)
Per Share Data						
Basic Earnings per share:						
Income (loss) from continuing operations	3.74	2.18	(0.70)	2.79	(0.27)	2.01
Income from discontinued operations	—	—	—	—	—	0.37
Gain on sale of discontinued operations	—	—	—	—	0.92	2.63
Net earnings (loss)	3.74	2.18	(0.70)[(7)]	2.79	0.65 (6)	5.01
Cash dividends declared	0.64	0.64	0.64	0.64	0.64	0.61
Book value	25.67	20.88	19.90	21.24	19.19	19.13
Average shares outstanding (000)	14,823	13,399	13,727	14,234	14,149	13,807
Market closing price range:						
High	44.15	27.38	26.56	28.94	33.50	36.50
Low	25.89	17.00	14.38	15.50	16	23.38

Fiscal years ended October 31,	2002	2001	2000	1999	1998	1997
	($ thousands, except per share data)					
Financial Position—Year End						
Working capital	100,997	102,288	104,944	76,247	62,979	52,818
Property, plant and equipment—net	353,132	357,635	338,248	406,841	395,054	379,071
Other assets	100,207	103,118	71,665	71,218	69,422	119,738
Total assets	689,140	697,631	645,859	690,446	674,288	685,705
Noncurrent deferred income taxes	29,210	29,282	27,620	43,910	33,412	48,111
Long-term debt	75,131	219,608	191,657	179,121	188,302	201,858
Stockholders' equity	421,395	279,977	266,497	301,061	272,044	268,823
Total capitalization	496,526	499,585	458,154	480,182	460,346	470,681
Long-term debt percent of capitalization	15.2	44.0	41.8	37.3	40.9	42.9
Other Data						
Asset turnover[8]	1.4	1.4	1.4	1.2	1.2	1.2
Current ratio	1.7 to 1	1.8 to 1	1.8 to 1	1.6 to 1	1.4 to 1	1.4 to 1
Return on average investment—percent	12.8	8.1	(0.2)[7]	10.0	3.4 [6]	16.7 [5]
Return on average common equity—percent	15.8	10.7	(3.4)[7]	13.9	3.4 [6]	29.7 [5]
EBITDA[4]	129,092	104,567	116,061	118,217	102,439	92,541
Depreciation and amortization	43,987	43,910	48,445	45,883	42,400	37,865
Capital expenditures	34,513	55,640	42,355	60,934	60,936	69,146
Backlog for shipment in next 12 months	325,000	185,000	157,830	164,128	183,847	225,498
Number of stockholders	5,030	5,313	5,697	5,113	5,720	5,488
Average number of employees	3,378	3,340	3,361	3,393	3,261	2,994
Sales per employee[8]	294	277	287	246	252	257

Note: Several acquisitions and divestitures have been made in past years. See Notes 2 and 3 to the financial statements for a description of these transactions.

(1) Excludes sales from discontinued operations for the fiscal year 1997 of $187,123.

(2) During fiscal 2000 and 1998, Piper Impact recorded a $56.3 million and $58.5 million, respectively, asset impairment charge as described by Statement of Financial Accounting Standards No. 121. See Footnote 4 to the financial statements for further information.

(3) See Note 3 to the financial statements for further information regarding the loss on the sale of Piper Impact Europe.

(4) EBITDA is defined as earnings before interest, taxes, depreciation and amortization, excluding unusual items such as the Retired executive life insurance benefit, Piper Impact asset impairment charges and the Loss on the sale of Piper Impact Europe.

(5) Includes gain on sale of discontinued operations.

(6) Includes effect of Piper Impact's asset impairment charge ($58.5 million in fiscal 1998) and gain on sale of discontinued operations ($13 million in fiscal 1998).

(7) Includes effect of Piper Impact's asset impairment charge ($56.3 million in fiscal 2000) and the loss on sale of Piper Impact Europe ($14.3 million in fiscal 2000).

(8) Beginning in fiscal 2001, freight costs are no longer netted against sales, they are included in cost of sales. Prior year's net sales and sales ratios have been restated to conform to this presentation.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

General

The discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Selected Financial Data and the Consolidated Financial Statements of the Company and the accompanying notes.

Private Securities Litigation Reform Act

Certain of the statements contained in this document and in documents incorporated by reference herein, including those made under the caption "Management's Discussion and Analysis of Results of Operations and Financial Condition" are "forward-looking" statements as defined under the Private Securities Litigation Reform Act of 1995. Generally, the words "believe," "expect," "intend," "estimate," "anticipate," "project," "will" and similar expressions identify forward-looking statements, which generally are not historical in nature. All statements which address future operating performance, events or developments that we expect or anticipate will occur in the future, including statements relating to volume, sales, operating income and earnings per share, and statements expressing general optimism about future operating results, are forward-looking statements. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our Company's historical experience and our present expectations or projections. As and when made, management believes that these forward-looking statements are reasonable. However, caution should be taken not to place undue reliance on any such forward-looking statements since such statements speak only as of the date when made and there can be no assurance that such forward-looking statements will occur. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Factors exist that could cause the Company's actual results to differ materially from the expected results described in or underlying our Company's forward-looking statements. Such factors include domestic and international economic activity, prevailing prices of steel and aluminum scrap and other raw material costs, energy costs, interest rates, construction delays, market conditions, particularly in the vehicular and home building and remodeling markets, any material changes in purchases by the Company's principal customers, labor supply and relations, environmental regulations, changes in estimates of costs for known environmental remediation projects and situations, world-wide political stability and economic growth, the Company's successful implementation of its internal operating plans, and acquisition strategies, performance issues with key customers, suppliers and subcontractors, and regulatory changes and legal proceedings. Accordingly, there can be no assurance that the forward-looking statements contained herein will occur or that objectives will be achieved. All written and verbal forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by such factors.

Results of Operations

Overview

Summary Information as % of Sales

	Fiscal Year Ended October 31,					
	2002		2001		2000	
	Dollar Amount	% of Sales	Dollar Amount	% of Sales	Dollar Amount	% of Sales
	(Dollars in millions)					
Net Sales	$994.4	100%	$924.3	100%	$964.5	100%
Cost of Sales	813.0	82	769.3	83	796.4	83
Selling, general and admin.	54.4	6	54.2	6	53.5	5
Depreciation and amortization	43.7	4	43.5	5	47.9	5
Piper Impact Impairment Charge	—	—	—	—	56.3	6
Loss on sale of Piper Impact Europe	—	—	—	—	14.3	1
Operating Income (Loss)	83.3	8%	57.3	6%	(3.9)	0%
Interest Expense	(14.8)	(1)	(16.6)	(1)	(15.3)	(2)
Capitalized Interest	1.9	0	1.7	0	1.9	0
Retired executive life insurance benefit	9.0	1	—	0	—	0
Other, net	2.2	0	3.2	0	2.4	0
Income tax benefit (expense)	(26.1)	(2)	(16.4)	(2)	5.2	1
Net income (loss)	$ 55.5	6%	$ 29.2	3%	$ (9.7)	(1)%

The Company achieved record level net sales and operating income in fiscal 2002 and demonstrated its ability to generate healthy results notwithstanding the somewhat weak broad-based economic climate. The Company also ended the year with a strong balance sheet as the total debt to capitalization ratio decreased from 44% as of October 31, 2001 to 15.2% at October 31, 2002.

Acquisitions/Divestitures Since October 31, 1999

In January 2000, the Company purchased from Alcoa, Inc. the Golden Aluminum production facility based in Fort Lupton, Colorado. Quanex acquired the assets of the facility for $9 million plus working capital valued at approximately $13 million. The newly acquired facility became part of Quanex's flat-rolled aluminum sheet division—Nichols Aluminum in the building products segment. It was renamed Nichols Aluminum–Golden, Inc., ("Nichols Aluminum–Golden"), a wholly owned subsidiary of Quanex.

Operations at Nichols Aluminum–Golden include melting and casting aluminum into sheet made from a blend of primary P1020 ingot and selected grades of scrap metal, cold rolling it to specific gauge, annealing, leveling, custom coating and slitting to width. Nichols Aluminum–Golden can produce up to 60 million pounds annually of high quality metal for engineered applications in niche markets, such as end and tab stock for food and beverage packaging, metal components for computer disks, and home accessory products.

In April 2000, the Company acquired the stock of Imperial Products, Inc., a leading manufacturer of value-added exterior door components based in Richmond, Indiana, for approximately $15 million. Imperial Products, Inc., ("IMPERIAL PRODUCTS"), operates as a wholly owned subsidiary of Quanex. This acquisition expands the specialized design and manufacturing operations of Quanex's Engineered Products division in the building products segment.

In July 2000, the Company sold Piper Impact Europe, an impact-extrusion facility based in The Netherlands, to the plant's existing management group for a nominal amount. The transaction was structured as a sale of stock. As a result of this transaction, the Company recorded a pretax charge of $14.3 million for the fiscal third quarter ending July 31, 2000. In connection with the sale, the Company's range forward foreign currency agreement with a notional amount of 30 million Guilders was closed. This agreement was entered into to protect the Company's investment in Piper Impact Europe from foreign currency fluctuations. The settlement of this agreement resulted in a gain, which was offset against the charge on the sale of Piper Impact Europe.

On November 30, 2000, the Company completed the purchase of all of the capital stock of Temroc Metals, Inc. ("Temroc"), a Minnesota corporation for approximately $22 million in cash. Temroc, as a surviving corporation, became a wholly owned subsidiary of the Company. Temroc has production facilities in Hamel, Minnesota, where it manufactures customized aluminum extrusions and fabricated metal products for recreational vehicles, architectural products, electronics and other markets. Temroc has become part of the Company's vehicular products segment and will continue to operate as a manufacturer of aluminum extrusions and fabricated metal products.

On February 12, 2002, Quanex completed the purchase of certain assets and assumption of certain liabilities of Ekamar, Inc., formerly known as Colonial Craft, Inc., a Minnesota corporation, through its wholly owned subsidiary, Quanex Windows, Inc., for approximately $17.3 million in cash, $1.5 million of which has been set aside in an escrow fund for environmental and certain other issues that may arise. The business operates as a wholly owned subsidiary of the Company and has been renamed Colonial Craft, Inc. ("COLONIAL CRAFT"). COLONIAL CRAFT is a leading manufacturer of value-added, fenestration related wood products based in Roseville, Minnesota (relocated to Mounds View, Minnesota in December 2002). COLONIAL CRAFT manufactures custom wood window accessories with two primary product lines: wood window grilles and hardwood architectural mouldings. COLONIAL CRAFT has become part of the Engineered Products division within the building products business segment. COLONIAL CRAFT provides direct synergy with one of the Company's two core businesses, sharing a similar customer base with Engineered Products.

Business Segments

Business segments are reported in accordance with Statement of Financial Accounting Standards ("SFAS") No. 131. SFAS No. 131 requires that the Company disclose certain information about its operating segments where operating segments are defined as "components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance". Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments.

The Company completed a strategic review of its business during fiscal 2001, which resulted in a shift of strategy away from primarily a manufacturing "process" oriented enterprise to a more "market focused" enterprise. The chief executive officer believes the focus on customers will provide a more effective corporate strategy to drive growth and shareholder value. As expected, the review underscored a high concentration of sales in two market segments—vehicular products and building products. The Company has made organizational and reporting changes aligned to this new strategy. The chief executive officer evaluates performance and allocates the Company's resources under this segment structure.

The vehicular products segment is comprised of MACSTEEL, Piper Impact (US operations only) and Temroc. That segment's main driver is North American light vehicle builds. MACSTEEL's sales and operating income for fiscal 2002 represented approximately 80% and 95%, respectively of the segment's results. The building products segment is comprised of Engineered Products and Nichols Aluminum. The main drivers of this segment are residential housing starts and remodeling expenditures. For fiscal 2002, Engineered Products' sales and operating income represented about 30% and 65% of the segment's results.

The following table sets forth selected operating data for the Company's two business segments:

	Years Ended October 31,		
	2002	2001	2000
		(In thousands)	
Vehicular Products:[2][3]			
Net sales	$459,531	$439,307	$444,124
Operating income	57,606	47,466	(8,052)
Depreciation and amortization	27,849	25,905	28,769
Identifiable assets	$363,559	$362,442	$321,204
Building Products:[1][4]			
Net sales	$534,856	$485,046	$502,562
Operating income	37,985	23,662	35,830
Depreciation and amortization	15,492	17,061	16,408
Identifiable assets	$283,475	$269,387	$291,164

(1) Fiscal 2000 results include Nichols Aluminum–Golden operations acquired January 25, 2000 and IMPERIAL PRODUCTS operations, acquired April 2000. See Note 2 to the consolidated financial statements.

(2) Fiscal 2001 results include Temroc operations, acquired November 2000. See Note 2 to the consolidated financial statements.

(3) Fiscal 2000 results include the $56.3 million asset impairment charge relating to Piper Impact facilities in New Albany, Mississippi. See Note 4 to the consolidated financial statements.

(4) Fiscal 2002 results include Colonial Craft operations, acquired February 2002. See Note 2 to the consolidated financial statements.

Within the vehicular products segment, strong North American light vehicle builds continued to drive demand for MACSTEEL's engineered steel bar products. This year's light vehicle builds, which had been estimated to be about 15.2 million builds at the beginning of fiscal 2002, will finish the calendar year closer to 16.6 million, exceeding 2001 builds by approximately 8%. On top of these build rates, MACSTEEL remains the supplier of choice and continues to capture new business. Ongoing lean manufacturing initiatives also contribute to MACSTEEL's success. The other businesses within the vehicular products segment also earned positive operating income for fiscal year 2002. However, Piper Impact experienced approximately a $1 million loss in the fiscal fourth quarter as aluminum airbag sales continued to decline and new business was slower than expected. New business prospects look promising, but meaningful sales volumes are slow to materialize.

Within the building products segment, strong residential housing starts and remodeling expenditures during fiscal 2002 resulted in strong demands and operating results for both Engineered Products and Nichols Aluminum. For Engineered Products, this strong level of demand, combined with improved productivity through lean manufacturing efforts, resulted in record net sales and operating income even without the results of the COLONIAL CRAFT acquisition.

Outlook

For 2003, Quanex believes it is in a position to outperform the markets it serves. The Company expects its primary drivers to be down slightly for fiscal 2003 when compared to 2002 levels. However, it expects to offset nominal market weakness with more value-added products at both MACSTEEL and Nichols Aluminum, price relief at MACSTEEL and new programs at Engineered Products. Market share gains at several business units should also bolster revenues. On the cost side, lean manufacturing initiatives are expected to contribute to margin improvement.

Quanex will continue to explore both internal and external growth opportunities in fiscal 2003. The Company has purposely built a tough set of prerequisites for any acquisition candidate recognizing the fact that acquisitions have inherent risks. Generally, acquisition candidates must support one of the two core businesses: MACSTEEL or Engineered Products. An acquisition candidate should have projections to earn in excess of its cost of capital by at least the third year. Quanex will continue to look for opportunities for internal growth. Currently the Company is looking at ways to further increase both base load and value-added capabilities of MACSTEEL and ways to add more painted production at Nichols Aluminum with small investments.

The Company's fiscal first quarter (November, December and January) is historically its least profitable as there are fewer production days due to the holidays, customers manage year-end inventories tightly and the winter months reduce building product sales. Because this year's strong inventory replenishment activity during the first quarter is not expected to repeat in fiscal 2003, the diluted earnings per share for the fiscal first quarter 2003 may be near the results of this year's first quarter. Assuming a slowly recovering economy, the Company would expect to report sequentially better operating results for the other quarters of fiscal 2003 compared to 2002.

2002 Compared to 2001

Net Sales—Consolidated net sales for fiscal 2002 were $994.4 million representing an increase of $70.0 million, or 8%, when compared to consolidated net sales for fiscal 2001. Both the vehicular and building products segments experienced increased net sales.

Net sales from the Company's vehicular products segment for fiscal 2002 were $459.5 million representing an increase of $20.2 million, or 5%, when compared to the prior year due to increases at MACSTEEL, offset somewhat by lower net sales at both Piper and Temroc. MACSTEEL's net sales increase was due largely to a 13% increase in volume, which more than offset lower selling prices compared to the fiscal 2001. Over half of MACSTEEL's business is based on fixed contracts, so their ability to change pricing was limited on a near term basis. Piper experienced lower net sales as aluminum airbag component sales declined from its prior year levels. This decline was only partially offset by sales of new products, as meaningful sales volumes of these products have been slower to materialize than expected.

Net sales from the Company's building products segment for fiscal 2002 were $534.9 million, representing an increase of $49.8 million, or 10%, when compared to fiscal 2001. Engineered Products' net sales increases were due largely to the acquisition of COLONIAL CRAFT in February. Nichols Aluminum's net sales also increased from the prior year due to increased volume resulting from continuing strength in the building construction markets, despite lower selling prices.

Operating income—Consolidated operating income for fiscal 2002 was $83.3 million, representing an increase of $26.0 million, or 45%, when compared to last year. Both the vehicular and building products segments experienced increased operating income.

Operating income from the Company's vehicular products segment for fiscal 2002 was $57.6 million, representing an increase of $10.1 million, or 21%, when compared to last year. This increase was due to higher operating income at MACSTEEL compared to the prior year's results, partially offset by lower operating income at Piper and Temroc. The higher net sales volume combined with productivity gains and lower conversion costs at MACSTEEL more than offset the impact of lower spreads between selling prices and scrap prices. Piper and Temroc had lower operating income for the periods due largely to lower net sales and volume. Depreciation expense for the vehicular products segment was higher with the completion of MACSTEEL capital projects.

Also contributing to the improvement in the vehicular products segment is the elimination of goodwill amortization in accordance with the adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" effective the beginning of the current fiscal year. The vehicular products segment had goodwill amortization of approximately $500 thousand in the prior year ended October 31, 2001.

Operating income from the Company's building products segment for fiscal year 2002 was $38.0 million, representing an increase of $14.3 million, or 61%, when compared to the prior year. This increase was a result of record operating income at Engineered Products, as well as improved results at Nichols Aluminum. Engineered Products benefited from the acquisition of COLONIAL CRAFT in February 2002, however it achieved record operating income levels without COLONIAL CRAFT's contribution due largely to strong demand for its products, productivity improvements and new product development and cost reduction efforts. Nichols Aluminum also had increased operating income. This increase was largely a result of increased volume and cost reduction initiatives, as well as a $1.6 million business interruption insurance recovery collected during the year (See Note 20 to the financial statements). Although spreads between selling price and raw material costs improved during the second half of the year, as compared to the same prior year period, for the year ended October 31, 2002, spreads were lower as scrap prices rose more quickly than Nichol's ability to raise selling prices.

Also contributing to the improvement in the building products segment is the elimination of goodwill amortization in accordance with the adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" effective the beginning of the current fiscal year. The building products segment had goodwill amortization of approximately $1.8 million in the prior year ending October 31, 2001.

In addition to the two operating segments mentioned above, corporate level operating expenses for fiscal 2002 decreased by approximately $1.5 million. Included in corporate and other are the consolidated inventory LIFO adjustments, corporate office expenses and inter-segment eliminations. (See Note 8 to the financial statements regarding LIFO valuation method of inventory accounting.)

Selling, general and administrative expense was $54.4 million for fiscal 2002, representing an increase of $206 thousand, less than 1%, when compared to last year. This increase results primarily from the acquisition of COLONIAL in February 2002.

Depreciation and amortization—Depreciation and amortization expense (excluding goodwill amortization) increased $2.5 million in fiscal 2002 as compared to the prior year. Most of the increase came from the vehicular products segment due largely to recently completed capital projects at MACSTEEL.

Effective November 1, 2001, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets". Under SFAS No. 142, goodwill is no longer amortized. Goodwill amortization, on a consolidated basis, for the year ended October 31, 2001, was $2.3 million. (See Note 6 to the financial statements for further information.)

Interest expense for fiscal 2002 was $14.8 million compared to $16.6 million last year. The decrease in interest expense is due largely to the Company's outstanding debt balance substantially decreasing year over year as 1) the 6.88% convertible subordinated debentures were converted to Company stock or redeemed in June of 2002 and 2) the Company paid down its bank revolver and other interest bearing debt and notes. See Note 12 to the financial statements for further information.

Another factor affecting interest expense was the discontinuance of hedge accounting under SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" for the interest swap agreements. Based on future cash flow projections that were prepared during the second fiscal quarter ended April 30, 2002, it was determined there was a high likelihood the Company would pay down its variable rate debt under the Bank Agreement Revolver to approximately $65 million by the end of this fiscal year. Based on these projections, a portion of the future projected cash flow being hedged (interest payments) would not occur. Therefore, during the period ended April 30, 2002, the Company discontinued hedge accounting under SFAS 133 for $35 million of the interest swap agreement and reclassified the related portion of other comprehensive income, a loss of $1.3 million, to interest expense. Additionally, during the fourth fiscal quarter ended October 31, 2002, the timing of the finalization of the new bank agreement was determined. Since the swaps were designated as hedges of the Bank Agreement Revolver, which was expected to terminate upon completion of the new bank agreement, the swap no longer qualified as a hedge, as those specific forecasted transactions would not occur (future interest payments). As a result, the Company discontinued hedge accounting under SFAS No. 133 on the swaps based on the projected new bank agreement date and reclassified the related portion of other comprehensive income, a loss of $2.1 million, to interest expense. The Company however has not terminated or closed any of the $100 million swap agreement and therefore the entire swap agreement's fair market value is reflected on the balance sheet. (See Note 18 to the financial statements for further explanation.)

Capitalized interest increased $213 thousand for fiscal 2002 compared to 2001. The entire amount of capitalized interest is due to the long-term capital expansion programs that were underway at MACSTEEL. These capital projects have been completed and the capitalization of interest ceased after the third fiscal quarter of 2002.

Other, net decreased $968 thousand from fiscal 2001. During fiscal 2002, as a result of the redemption of the subordinated debentures, a loss of $922 thousand was recognized due to the early extinguishment of debt. This loss resulted from the write-off of the remaining debt issuance costs associated with the subordinated debentures, as well as the .688% premium paid on the $1.3 million of debentures which were redeemed. Fiscal 2001 included a $573 thousand gain on the early extinguishment of debt. In accordance with SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections", which was adopted by the Company in the period ended July 31, 2002, these early extinguishment of debt items were classified as ordinary instead of extraordinary items, net of tax. Also included in other, net is investment income and the amortization of debt issuance costs.

Net income was $55.5 million for fiscal 2002 compared to $29.2 million for fiscal 2001. In addition to the items mentioned above, fiscal 2002 included a non-taxable $9.0 million retired executive life insurance benefit. (See Note 5 to the financial statements.)

2001 Compared to 2000

Net sales—Consolidated net sales for fiscal 2001 were $924.4 million, representing a decrease of $40.2 million, or 4%, when compared to fiscal 2000. Both operating segments experienced decreased net sales.

Net sales from the Company's vehicular products segment for fiscal 2001 were $439.3 million, representing a decrease of $4.8 million, or 1%, when compared to fiscal 2000. MACSTEEL experienced lower volume resulting from weaker markets in the transportation and capital goods industries as well as lower sales prices. The business continued to experience pricing pressures; however, due to the increased proportion of MACPLUS volume, a value added product, the impact on overall average sales price was lessened. Piper (US operations) net sales decreased 3% over the same prior year period. These results were impacted by declining aluminum air bag product sales and competitive pricing pressures. Comparable net sales of Piper's operations, excluded Piper Europe. Also included in the vehicular products was the net sales of Temroc which was acquired in November 2000.

Net sales for fiscal 2001 from the Company's building products segment decreased by $17.5 million, or 3%, to $485.0 million when compared to fiscal 2000. Nichols Aluminum's results for fiscal 2001 included a full year of Nichols Aluminum Golden, which was acquired January 25, 2000. The decrease in net sales at Nichols Aluminum was due to lower volume as well as lower sales prices. Volume was affected by more severe winter weather during the first fiscal quarter than was experienced in the prior year, as well as a general economic slowdown. These factors negatively affected the building and construction and truck-trailer markets that Nichols Aluminum serves. Sales prices were also negatively impacted by the extremely competitive pricing environment, and the fact that other mills were aggressively seeking available business during the economic slowdown. The lower net sales at Nichols Aluminum was offset however by increased net sales from Engineered Products. The increase was largely due to the acquisition of IMPERIAL PRODUCTS in April of 2000. Engineered Products' net sales also benefited from the capital expansion project at AMSCO, which was completed in November 2000, and new product development initiatives.

Corporate and Other for the period ending October 31, 2000 included net sales from Piper Impact Europe which was sold in July of 2000.

Operating income—Consolidated operating income for fiscal 2001 was $57.3 million, compared to $66.6 million in 2000, excluding the $14.3 million loss on the sale of Piper Impact Europe and the $56.3 million asset impairment charge. This represents a decrease of $9.3 million, or 14% as both the vehicular products and building products segments had lower operating income compared to fiscal 2000.

Operating income from the Company's vehicular products segment was $47.5 million for fiscal 2001, representing a decrease of $782 thousand, or 2%, excluding the $56.3 million asset impairment charge, when compared to fiscal 2000. At MACSTEEL, the decrease was due largely to lower net sales resulting from the sluggish demand in the transportation and capital goods markets as well as competitive pricing pressures. Lower material scrap prices helped offset some of the impact of reduced volume and lower selling price. The MACSTEEL division experienced increased utility costs as energy prices rose and recognized higher depreciation expense with the completion of capital projects. Comparative operating income for Piper Impact US, excluding the fiscal 2000 $56.3 million asset impairment charge improved $12.7 million from the prior year's results, despite a decline in net sales. This improvement is a result of lower costs realized from cellular manufacturing and cost cutting efforts as well as a $6.3 million reduction of depreciation expense. Depreciation expense decreased due to the asset impairment charge recorded in the fourth quarter of fiscal 2000. Also included in vehicular products were the operational results of Temroc which was acquired in November 2000.

Operating income for fiscal 2001 from the Company's building products segment was $23.7 million, representing a decrease of $12.2 million, or 34%, from last year. Nichols Aluminum experienced a decrease largely due to significantly lower net sales, lower spreads and higher energy costs. On the other hand, Engineered Products experienced a 40% increase in operating income from fiscal 2000. The increase at Engineered Products was due in part to the acquisition of IMPERIAL PRODUCTS, acquired in April of 2000. Additionally, operating income increased at the other facilities as a result of new product development initiatives, higher net sales and improved productivity.

In addition to the two operating segments mentioned above, operating expenses for corporate and other for fiscal 2001 were $13.8 million, representing a decrease of $17.9 million from the $31.7 million recorded in fiscal 2000. Included in corporate and other are the corporate office expenses, impact of inventory accounting using LIFO method and inter-segment eliminations. Also included in corporate and other are the results of Piper Europe, which was sold in July 2000 for a loss of $14.3 million dollars. See Note 8 to the financial statements regarding LIFO valuation method of inventory accounting.

Selling, general and administrative expenses—Selling, general and administrative expenses increased by $657 thousand, or 1%, in fiscal 2001 as compared to last year. This increase largely resulted from the following items: 1) acquisitions of IMPERIAL PRODUCTS in April 2000 and Temroc in November 2000 2) write-down of assets held for disposition to estimated realizable value in the corporate and other segment and 3) severance costs. These increases were partially offset, however, by 1) reduced expenses due to the sale of Piper Europe in July 2000, and 2) cost cutting initiatives throughout the Company.

Depreciation and amortization—Depreciation and amortization decreased by $4.4 million, or 9%, in fiscal 2001 as compared to last year. MACSTEEL, Nichols Aluminum and Engineered Products all experienced increased depreciation expense compared to last year due to the completion of capital projects as well as recent acquisitions. Piper Impact's depreciation and amortization decreased substantially from the prior year due to the sale of Piper Europe in July of 2000, as well as the reduced asset base, which resulted from the asset impairment charge recorded in the fourth quarter of fiscal 2000.

Interest expense—Interest expense increased by $1.3 million, or 9%, in fiscal 2001 as compared to the prior year. The increase was primarily due to 1) higher outstanding debt balances during fiscal 2001 (resulting largely from the Temroc acquisition) and 2) the ineffective portion of the loss on certain interest rate swap derivatives recognized during that period. (See Note 12 and 18 to the financial statements.)

Capitalized interest—Capitalized interest decreased by $275 thousand in fiscal 2001 as compared to fiscal 2000 primarily due to the completion of the Phase V capital project at MACSTEEL in December of 2000.

Other, net—"Other, net" increased by $775 thousand in fiscal 2001 as compared to last year primarily as a result of increased investment income. Additionally, fiscal 2001 included a $573 thousand gain on the early extinguishment of debt, compared to a $551 thousand gain in fiscal 2000.

Net income/loss—Fiscal 2001 net income was $29.2 million, compared to a net loss of $9.7 million for fiscal 2000. In addition to the items mentioned above, fiscal 2000 included a $9.3 million after-tax loss on the sale of Piper Impact Europe and a $36.6 million after-tax impairment charge associated with Piper Impact.

Liquidity and Capital Resources

Total capitalization at October 31, 2002 was $497.0 million, consisting of $75.6 million of debt and $421.4 million of equity. The debt-to-capitalization ratio at the end of fiscal 2002 was 15.2% compared with 44.0% and 41.9% at the end of fiscal years 2001 and 2000, respectively. The lower debt-to-capitalization ratio in fiscal

2002 resulted from 1) the conversion of $57.4 million aggregate principal amount of the subordinated debentures to 1.8 million shares of Company stock combined with redemption of the remaining balance in fiscal year 2002 and 2) paying down approximately $85 million of other debt instruments during fiscal year 2002. Quanex was able to reduce the debt level as a result of cash provided from operations, cash received from the exercise of stock options and cash received from a retired executive life insurance policy.

At October 31, 2002, the Company had commitments of $5 million for the purchase or construction of capital assets. The Company plans to fund these capital expenditures through cash flow from operations and, if necessary, additional borrowings.

The Company's principal sources of funds are cash on hand, cash flow from operations, and borrowings under the new secured $200 million Revolving Credit Agreement described below. The Company believes that it has sufficient funds and adequate financial sources available to meet its anticipated liquidity needs. The Company also believes that cash flow from operations, cash balances and available borrowings will be sufficient for the foreseeable future to finance anticipated working capital requirements, capital expenditures, debt service requirements, environmental expenditures and dividends and the stock purchase program.

Moody's Investor Services announced on May 10, 2002, that it upgraded its ratings for Quanex. The following ratings were upgraded: $250 million unsecured revolving credit facility to Ba1 from Ba2, the $58.7 million of 6.88% convertible subordinated debentures due 2007 to Ba3 from B1(these debentures have subsequently been converted/redeemed), its senior implied rating to Ba1 from Ba2, and senior unsecured issuer rating to Ba1 from Ba2. In support of the upgrade, Moody's cited the Company's strong performance in a difficult industry and its prospects for further improved financial performance.

Debt Structure and Activity

Old Bank Agreement "Revolver"—In July 1996, the Company entered into an unsecured $250 million Revolving Credit and Term Loan Agreement ("Bank Agreement"). This Bank Agreement consisted of a revolving line of credit ("Revolver"). In July 1997, the term loan provisions of the Bank Agreement expired. The Bank Agreement had an expiration date of July 23, 2003, and provided for up to $25 million for standby letters of credit, limited to the undrawn amount available under the Revolver. All borrowings under the Revolver bore interest, at the option of the Company, at either (a) the prime rate or the federal funds rate plus one percent, whichever is higher, or (b) a Eurodollar based rate. At October 31, 2002 and 2001, the Company had $65 and $140 million, respectively, outstanding under the Revolver. This Bank Agreement was replaced with a new Bank Agreement which is described below. The intent and ability to refinance the outstanding balance on this bank agreement on a long-term basis was evidenced by the signing of the new bank agreement in November 2002. Therefore, the outstanding balance under the old bank agreement revolver was classified as non-current as of October 31, 2002.

New Bank Agreement "Revolver"—In November 2002, the Company entered into a secured $200 million Revolving Credit Agreement ("new Bank Agreement"). The new Bank Agreement is secured by all Company assets, excluding land and buildings. The new Bank Agreement expires November 2005 and provides for up to $25 million for standby letters of credit, limited to the undrawn amount available under the new Bank Agreement. All borrowings under the new bank agreement bear interest, at the option of the Company, at either (a) the prime rate or federal funds rate plus one percent, whichever is higher, or (b) a Eurodollar based rate. The Bank Agreement requires facility fees, which are not significant, maintenance of certain financial ratios and maintenance of a minimum consolidated tangible net worth. As of October 31, 2002, the Company was in compliance with all new Bank Agreement covenants.

Convertible Subordinated Debentures—The Company accepted unsolicited block offers to buy back $4.6 and $10.4 million principal amount of the 6.88% Convertible Subordinated Debentures for $3.9 and $9.6 million in cash during the years ended October 31, 2001 and 2000, respectively.

On May 9, 2002, the Company announced that it would redeem the remaining $58.7 million principal amount of its 6.88% Convertible subordinated debentures. The Company set a redemption date of June 12, 2002 for all debentures outstanding. Notice of the redemption was mailed on May 10, 2002 to the current holders. The redemption price was 100.688% of the principal amount plus accrued interest to the redemption date. Holders of the debentures had the right, as an alternative to redemption, to convert the debentures into shares of common stock of Quanex Corporation at a conversion price of $31.50 per share of common stock. The right to convert the debentures expired at the close of business on June 5, 2002. As of June 5, 2002, $57.4 million aggregate principal amount of the subordinated debentures were converted to 1.8 million shares of Company stock and $1.3 million aggregate principal amount of the subordinated debentures was redeemed on June 12, 2002.

Other Debt—During the year ended October 31, 2002, the Company made an early payment in the amount of $7.0 million on a contingent note payable as well as an early retirement in the amount of $1.6 million for one of the industrial revenue and economic development bonds.

See Note 12 to the financial statements for further details of all of the Company's debt instruments, outstanding balances and aggregate maturities over each of the next five years and beyond.

Stock Purchase Program

On December 9, 1999, the Company announced that its Board of Directors approved a program to repurchase shares of the Company's common stock. Under terms of the program, the Company would periodically purchase up to a total of 2 million shares of its common stock in the open market or in privately negotiated transactions. Funds for the program would be provided from the Company's available working capital and bank credit line. During the fiscal year ended October 31, 2001, the Company repurchased 119,000 shares for $2.2 million. During the fiscal year ended October 31, 2000, the Company repurchased 834,300 shares for $17.2 million. No shares were purchased during fiscal 2002 and the stock purchase program was suspended. On December 5, 2002, the Board of Directors again approved a program to purchase up to a total of one 1 million shares (6%) of its common stock in the open market or in privately negotiated transactions. The Company indicated that it would be active in the buyback program during the first fiscal quarter 2003. See Note 16 to the financial statements.

Operating Activities

Cash provided by operating activities during fiscal 2002 was $81.1 million, compared to $85.0 million in the prior year. This represents a decrease of $3.8 million, or 5%, compared to fiscal 2001. Net income, adjusted for non-cash items, in fiscal 2002 provided approximately $89 million compared to approximately $75 million of cash in fiscal 2001. However, the period ended October 31, 2002 had an increase in working capital and other operating requirements as compared to the prior year.

Investment Activities

Net cash used by investment activities in fiscal 2002 was $29.8 million compared to a use of cash of $77.1 million in fiscal 2001. Fiscal 2002 cash from investing activities included the receipt of $26.1 million of retired executive life insurance proceeds and the use of $17.3 million for the acquisition of COLONIAL CRAFT, whereas fiscal 2001 cash from investing activities included the acquisition of Temroc Metals for $17.9 million. Net capital expenditures decreased from $55.6 million in 2001 to $34.3 million in 2002. The Company estimates that fiscal 2002 capital expenditures will be approximately $35 million.

Financing Activities

Net cash used by financing activities for fiscal 2002 was $62.6 million, compared to $692 thousand in the prior year. During fiscal 2002, the Company made net bank repayments of $75 million as well as other debt payments of $9.8 million. During fiscal 2001, the Company had net bank borrowings of $30 million, however it used $3.9 million to purchase subordinated debentures and $2.2 million to purchase Quanex common stock. Additionally, in fiscal 2001, Quanex repaid $17.3 million of life insurance cash surrender value policy loans. Dividend payments amounted to $9.6 million in fiscal 2002 compared to $8.6 million in fiscal 2001. Proceeds from the issuance of Company common stock in fiscal 2002 totaled $33.9 million, largely due to the exercise of stock options, compared to $2.5 million in fiscal 2001.

Contractual Obligations and Commercial Commitments

The following tables set forth certain information concerning the Company's unconditional obligations and commitments to make future payments under contracts with remaining terms in excess of one year, such as debt and lease agreements, and under contingent commitments.

Payments Due by Period

Contractual Cash Obligations	Total	Less than 1 Year	1–3 Years	4–5 Years	After 5 Years
		($ In thousands)			
Long-Term Debt	$ 75,565	$ 434	$ 4,654	$65,928	$ 4,549
Operating Leases	8,552	2,428	2,764	2,162	1,198
Unconditional Purchase Obligations	26,218	9,748	8,267	2,678	5,525
Total Contractual Cash Obligations	$110,335	$12,610	$15,685	$70,768	$11,272

Amount of Commitment Expiration Per Period

Other Commercial Commitments	Total Amounts Committed	Less than 1 Year	1–3 Years	4–5 Years	After 5 Years
		($ In thousands)			
Standby Letters of Credit	$ 2,896	$ 2,861	$ 35	$ —	$ —
Guarantees	1,050	—	—	—	1,050
Total Commercial Commitments	$ 3,946	$ 2,861	$ 35	$ —	$ 1,050

Effects of Inflation

Inflation has not had a significant effect on earnings and other financial statement items.

Critical Accounting Policies

The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Estimates and assumptions about future events and their effects cannot be perceived with certainty. Estimates may change as new events occur, as more experience is acquired, as additional information becomes available and as the Company's operating environment changes. Actual results could differ from estimates.

The Company believes the following are the most critical accounting policies used in the preparation of the Company's consolidated financial statements as well as the significant judgments and uncertainties affecting the application of these policies.

Revenue Recognition and Allowance for Doubtful Accounts

The Company recognizes revenue when the products are shipped and the title and risk of ownership pass to the customer. Selling prices are fixed based on purchase orders or contractual agreements. Inherent in the Company's revenue recognition policy is the determination of collectibility. This requires management to make frequent judgments and estimates in order to determine appropriate amount of allowance needed for doubtful accounts. The Company's allowance for doubtful accounts is estimated to cover the risk of loss related to accounts receivable. This allowance is maintained at a level the Company considers appropriate based on historical and other factors that affect collectibility. These factors include historical trends of write-offs, recoveries and credit losses, the careful monitoring of portfolio credit quality, and projected economic and market conditions. Different assumptions or changes in economic circumstances could result in changes to the allowance.

Inventory

The Company records inventory valued at the lower of cost or market value. Inventory quantities are regularly reviewed and provisions for excess or obsolete inventory are recorded primarily based on the Company's forecast of future demand and market conditions. Significant unanticipated changes to the Company's forecasts could require a change in the provision for excess or obsolete inventory.

Risk Management and Derivative Instruments

The Company's current risk management strategies include the use of derivative instruments to reduce certain risks. The critical strategies include: (1) the use of commodity futures and options to fix the price of a portion of anticipated future purchases of certain raw materials and energy to offset the effect of fluctuations in the costs of those commodities, and (2) the use of interest rate swaps to fix the rate of interest on a portion of floating rate debt. These hedges have been designated as cash flow hedges. The effective portion of gains and losses is recorded in the accumulated other comprehensive income (loss) component of stockholders' equity in accordance with SFAS No. 133. The Company evaluates all derivative instruments each quarter to determine if they are highly effective. Any ineffectiveness (as defined by SFAS No. 133) is recorded in the statement of income. If the anticipated future transactions are no longer expected to occur, the unrealized gains and losses on the related hedge are reclassified to the consolidated statement of income. (See Note 18 to the financial statements for further explanation.)

Long-Lived Assets

Long-lived assets, which include property, plant and equipment, goodwill and other intangibles, and other assets, comprise a significant amount of the Company's total assets. The Company makes judgments and estimates in conjunction with the carrying value of these assets, including amounts to be capitalized, depreciation and amortization methods and useful lives. Additionally, carrying values of these assets are periodically reviewed for impairment and further reviewed whenever events or changes in circumstances indicate that carrying value may be impaired. The carrying values are compared with the fair value of such assets calculated based on the anticipated future cash flows related to those assets. If the carrying value of a long-lived asset exceeds its fair value, an impairment charge is recorded in the period in which such review is performed. This requires the Company to make long-term forecasts of its future revenues and costs related to the assets subject to review. Forecasts require assumptions about demand for the Company's products and future market conditions. Significant and unanticipated changes to assumptions could require a provision for impairment in a future period.

Income Taxes

The Company records the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and the amounts reported in the Company's consolidated balance sheet, as well as operating loss and tax credit carry forwards. The carrying value of the net deferred tax liability reflects the Company's assumption that the Company will be able to generate sufficient future taxable income in certain jurisdictions to realize its deferred tax assets. If the estimates and assumptions change in the future, the Company may be required to record a valuation allowance against a portion of its deferred tax assets. This could result in additional income tax expense in a future period in the consolidated statement of income.

Retirement and Pension Plans

The Company sponsors a number of defined benefit pension plans and an unfunded postretirement plan that provides health care and life insurance benefits for eligible retirees and dependents. The measurement of liabilities related to these plans is based on management's assumptions related to future events, including expected return on plan assets, rate of compensation increases and health care cost trend rates. The discount rate, which is determined using a model that matches corporate bond securities, is applied against the projected pension and postretirement disbursements. Actual pension plan asset investment performance will either reduce or increase unamortized pension losses at the end of any fiscal year, which ultimately affects future pension costs.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141 "Business Combinations". SFAS No. 141 addresses financial accounting and reporting for business combinations. The provisions of this statement apply to all business combinations initiated after June 30, 2001. This statement also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. The Company followed the guidance of this statement for the business acquisition completed in fiscal 2002. See Note 2 to the consolidated financial statements.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets. It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. Under SFAS No. 142, goodwill is no longer amortized, but reviewed for impairment annually, or more frequently if certain indicators arise. The Company adopted this statement on November 1, 2001 for its fiscal year ended October 31, 2002. In accordance with SFAS 142, the Company completed the transitional impairment test of goodwill during the second quarter ended April 30, 2002, which indicated that goodwill was not impaired. The Company again reviewed goodwill for impairment as of August 31, 2002, which indicated that goodwill was not impaired. The Company plans to perform this impairment test as of August 31 each year or more frequently if certain indicators arise. The assessments were based on assumptions regarding estimated future cash flows and other factors, including the discount rate. If these estimates or their related assumptions change in the future, because of changes in events and circumstances, the Company may be required to record impairment charge in a future period.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible, long-lived assets and the associated asset retirement costs. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred by capitalizing it as part of the carrying amount of the long-lived assets. The provisions of this statement are required to be applied starting with fiscal years beginning after June 15, 2002 (Quanex's fiscal year beginning November 1, 2002). The Company does not anticipate any material impact on the Company's financial position, results of operations, or cash flows as a result of adoption.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This Statement establishes a single accounting model for the impairment or disposal of long-lived assets. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001 (Quanex's fiscal year beginning November 1, 2002). The Company does not anticipate any material impact on the Company's financial position, results of operations, or cash flows as a result of adoption.

In April 2002, the FASB issued SFAS No. 145 "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections". The rescission of Statement 4 is the only portion of this SFAS which currently has an impact on the Company. Under Statement 4, all gains and losses from extinguishment of debt were required to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. SFAS No. 145 eliminates Statement 4. As a result, gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet the criteria in Accounting Principles Board Opinion 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary Unusual and Infrequently Occurring Events and Transactions". The provisions of SFAS No. 145 related to the rescission of Statement 4 shall be applied in fiscal years beginning after May 15, 2002. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in Opinion 30 for classification as an extraordinary item shall be reclassified. Early application of the provisions of this Statement related to the rescission of Statement 4 was encouraged. The Company adopted this pronouncement effective the third quarter ended July 31, 2002 and restated prior periods.

In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The Company does not anticipate any material impact on the Company's financial position, results of operations, or cash flows as a result of adoption.

Item 7A. ***Quantitative/Qualitative Disclosure***

The following discussion of the Company and its subsidiaries' exposure to various market risks contains "forward looking statements" that involve risks and uncertainties. These projected results have been prepared utilizing certain assumptions considered reasonable in light of information currently available to the Company. Nevertheless, because of the inherent unpredictability of interest rates, foreign currency rates and metal commodity prices as well as other factors, actual results could differ materially from those projected in such forward looking information. For a description of the Company's significant accounting policies associated with these activities, see Notes 1 and 18 to the Consolidated Financial Statements.

Interest Rate Risk

The Company and its subsidiaries have a Bank Agreement, interest rate swap agreements and other long-term debt which subject the Company to the risk of loss associated with movements in market interest rates.

At October 31, 2002 and 2001, the Company had fixed-rate debt totaling $4.4 million and $72.9 million, respectively. This debt is fixed-rate and, therefore, does not expose the Company to the risk of earnings loss due to changes in market interest rates. See Notes 12 and 18 to the Company's Consolidated Financial Statements.

The Company and certain of its subsidiaries' floating-rate obligations total $71.2 million and $147.1 million at October 31, 2002 and 2001, respectively. See Note 12 to the Company's consolidated financial statements. The Company has $100 million of swap agreements to limit the exposure of these obligations to increases in short-term interest rates. These swap agreements effectively fix the interest rate, thus limiting the potential impact that increasing interest rates would have on earnings. Under these swap agreements, payments are made based on a fixed rate ($50 million at 7.025%, and $50 million at 6.755%) and received on a LIBOR based variable rate (1.82% and 2.31% at October 31, 2002 and 2001, respectively). At October 31, 2002 and 2001, the fair market value related to the interest rate swap agreements was a loss of $4.0 million and a loss of $7.3 million, respectively. If the floating rates were to change by 10% from October 31 levels, the fair market value of these swaps would change by approximately $79 thousand and $411 thousand as of October 31, 2002 and 2001, respectively. However, it should be noted that any change in value of these contracts, real or hypothetical, would be substantially offset by an inverse change in the value of the underlying hedged item.

As mentioned above, $100 million of the floating rate obligations are protected by interest swap agreements. To the extent these obligations are in excess of or less than $100 million, the Company is subject to changes in the underlying interest rates. For the year ended October 31, 2002, the Company's floating rate obligations were $28.8 million less than the $100 million swap agreement. Increases or decreases in the underlying interest rate of the swap agreement would have a direct impact on interest expense for this differential in balances. For the year ended October 31, 2001, the Company's floating rate obligations exceeded the amount covered by the swap agreements by $47.1 million. Increases or decreases in the underlying interest rates of the obligations would have a direct impact on interest expense for those uncovered balances.

Commodity Price Risk

The Company's aluminum mill sheet products segment, Nichols Aluminum, uses various grades of aluminum scrap as well as prime aluminum ingot as a raw material for its manufacturing process. The price of this aluminum raw material is subject to fluctuations due to many factors in the aluminum market. In the normal course of business, Nichols Aluminum enters into firm price sales commitments with its customers. In an effort to reduce the risk of fluctuating raw material prices, the Company enters into firm price raw material purchase commitments as well as forward contracts on the London Metal Exchange ("LME"). The Company's risk management policy as it relates to these LME contracts is to enter into contracts to cover the raw material needs of the Company's committed sales orders, net of fixed price purchase commitments.

With the use of firm price raw material purchase commitments and LME contracts, the Company aims to protect the gross margins from the effects of changing prices of aluminum. To the extent that the raw material costs factored into the firm price sales commitments are matched with firm price raw material purchase commitments, changes in aluminum prices should have no effect on the Company. Where firm price sales commitments are matched with LME contracts, the Company is subject to the ineffectiveness of LME contracts to perfectly hedge raw material prices.

At October 31, 2002, the Company had no open LME forward contracts and therefore no asset or liability associated with metal exchange derivatives. During the year ended October 31, 2002, Nichols Aluminum used firm price raw material purchase commitments instead of LME forward contracts to lock in raw material prices.

At October 31, 2001, the Company had open futures contracts for aluminum pounds with a fair value of $27.1 million. The contracts had fair value losses of $1.8 million at October 31, 2001 and covered a notional volume of 45,415,185 pounds of aluminum. A hypothetical 10% change from the October 31, 2001 average London Metal Exchange ("LME") ingot price on open contracts of $.596 per pound would increase or decrease the unrealized pretax gains/losses related to these contracts by approximately $2.7 million. However, it should be noted that any change in the value of these contracts, real or hypothetical, would be substantially offset by an inverse change in the cost of purchased aluminum scrap. See Note 18 to the financial statements for further information.

Item 8. *Financial Statements and Supplementary Data*

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Quanex Corporation
Houston, Texas

We have audited the accompanying consolidated balance sheets of Quanex Corporation and subsidiaries as of October 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended October 31, 2002. Our audits also included the financial statement schedule listed in the index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Quanex Corporation and subsidiaries as of October 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2002 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP

Houston, Texas
November 22, 2002

RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Quanex Corporation and subsidiaries were prepared by management, which is responsible for their integrity and objectivity. The statements were prepared in accordance with accounting principles generally accepted in the United States of America and include amounts that are based on management's best judgments and estimates.

Quanex's system of internal controls is designed to provide reasonable assurance, at justifiable cost, as to the reliability of financial records and reporting and the protection of assets. The system of controls provides for appropriate division of responsibility and the application of policies and procedures that are consistent with high standards of accounting and administration. Internal controls are monitored through recurring internal audit programs and are updated as our businesses and business conditions change.

The Audit Committee, composed solely of outside directors, determines that management is fulfilling its financial responsibilities by meeting periodically with management, Deloitte & Touche LLP, and Quanex's internal auditors, to review internal accounting control and financial reporting matters. The internal and independent auditors have free and complete access to the Audit Committee.

We believe that Quanex's system of internal controls, combined with the activities of the internal and independent auditors and the Audit Committee, provides reasonable assurance of the integrity of our financial reporting.

/s/ RAYMOND A. JEAN	/s/ TERRY M. MURPHY
Raymond A. Jean *Chairman of the Board, President and Chief Executive Officer*	Terry M. Murphy *Vice President—Finance and Chief Financial Officer*

QUANEX CORPORATION

CONSOLIDATED BALANCE SHEETS

	October 31, 2002	October 31, 2001
	(In thousands)	
ASSETS		
Current assets:		
Cash and equivalents	$ 18,283	$ 29,573
Accounts and notes receivable, less allowance for doubtful accounts of $6,877,000 in 2002 and $8,953,000 in 2001	116,122	109,706
Inventories	90,756	83,109
Deferred income taxes	9,302	10,907
Other current assets	1,338	3,583
Total current assets	235,801	236,878
Property, plant and equipment, net	353,132	357,635
Goodwill, net	66,436	59,226
Cash surrender value insurance policies, net	25,799	37,300
Intangible assets	2,870	—
Other assets	5,102	6,592
	$689,140	$697,631
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 76,588	$ 76,831
Accrued expenses	48,973	50,659
Income taxes payable	4,839	1,087
Other current assets	3,970	5,593
Current maturities of long-term debt	434	420
Total current liabilities	134,804	134,590
Long-term debt	75,131	219,608
Deferred pension credits	4,960	7,962
Deferred postretirement welfare benefits	7,928	7,777
Deferred income taxes	29,210	29,282
Other liabilities	15,712	18,435
Total liabilities	267,745	417,654
Stockholders' equity:		
Preferred stock, no par value, 1,000,000 shares authorized; issued and outstanding—none in 2002 and 2001	—	—
Common stock, $.50 par value, 50,000,000 shares authorized; 16,455,633 and 14,085,642 shares issued in 2002 and 2001, respectively	8,227	7,043
Additional paid-in capital	185,972	108,314
Retained earnings	232,074	186,274
Unearned compensation	(418)	(897)
Accumulated other comprehensive income	(3,479)	(7,212)
	422,376	293,522
Less common stock held by rabbi trust—42,538 and 42,484 shares in 2002 and 2001, respectively,	(981)	(873)
Less cost of shares of common stock in treasury (no shares in 2002 and 633,935 shares in 2001)	—	(12,672)
Total stockholders' equity	421,395	279,977
	$689,140	$697,631

See notes to consolidated financial statements.

QUANEX CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

	Years ended October 31,		
	2002	2001	2000
	(In thousands, except per share amounts)		
Net sales	$994,387	$924,353	$964,518
Costs and expenses:			
Cost of sales	812,949	769,328	796,434
Selling, general and administrative	54,408	54,202	53,545
Depreciation and amortization	43,730	43,507	47,921
Loss on sale of Piper Impact Europe	—	—	14,280
Piper Impact asset impairment charge	—	—	56,300
Operating income (loss)	83,300	57,316	(3,962)
Other income (expense):			
Interest expense	(14,812)	(16,555)	(15,255)
Capitalized interest	1,879	1,666	1,941
Retired executive life insurance benefit	9,020	—	—
Other, net	2,227	3,195	2,420
Income (loss) before income taxes	81,614	45,622	(14,856)
Income tax benefit (expense)	(26,132)	(16,428)	5,191
Net income (loss) attributable to common stockholders	$ 55,482	$ 29,194	$ (9,665)
Earnings (loss) per common share:			
Basic net earnings (loss)	$ 3.74	$ 2.18	$ (0.70)
Diluted net earnings (loss)	$ 3.52	$ 2.07	$ (0.70)
Weighted average number of shares outstanding			
Basic	14,823	13,399	13,727
Diluted	16,237	15,426	13,727

See notes to consolidated financial statements.

QUANEX CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended October 31, 2002, 2001, and 2000	Comprehensive Income	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income: Minimum Pension Liability	Accumulated Other Comprehensive Income: Foreign Currency Translation	Derivative Gain (Loss)	Treasury Stock and Other	Total Stockholders' Equity
				(Dollar amounts in thousands)					
Balance at October 31, 1999		$7,135	$110,317	$186,867	$ (462)	$(303)	$ —	$ (2,493)	$301,061
Comprehensive loss:									
Net loss	$(9,665)			(9,665)					(9,665)
Adjustment for minimum pension liability (net of tax expense of $103)	161				161				161
Foreign currency translation adjustment	303					303			303
Total Comprehensive loss	$(9,201)								
Common dividends ($.64 per share)				(8,884)					(8,884)
Common stock held by Rabbi Trust								(1,027)	(1,027)
Cost of common stock in treasury								(13,398)	(13,398)
Other		(25)	744	(2,477)				(296)	(2,054)
Balance at October 31, 2000		$7,110	$111,061	$165,841	$ (301)	$ —	$ —	$(17,214)	$266,497
Comprehensive income:									
Net income	$29,194			29,194					29,194
Adjustment for minimum pension liability (net of tax expense of $965)	(1,508)				(1,508)				(1,508)
Derivative transactions:									
Current period hedging transactions (net of taxes of $4,264)	(6,669)						(6,669)		(6,669)
Reclassifications into earnings (net of taxes of $809)	1,266						1,266		1,266
Total Comprehensive income	$22,283								
Common dividends ($.64 per share)				(8,621)					(8,621)
Common stock held by Rabbi Trust								2,476	2,476
Cost of common stock in treasury								726	726
Other		(67)	(2,747)	(140)				(430)	(3,384)
Balance at October 31, 2001		$7,043	$108,314	$186,274	$(1,809)	$ —	$(5,403)	$(14,442)	$279,977
Comprehensive income:									
Net income	$55,482			55,482					55,482
Adjustment for minimum pension liability (net of tax expense of $798)	(1,247)				(1,247)				(1,247)
Derivative transactions:									
Current period hedging transactions (net of taxes of $511)	(798)						(798)		(798)
Reclassifications into earnings (net of taxes of $3,694)	5,778						5,778		5,778
Total Comprehensive income	$59,215								
Common dividends ($.64 per share)				(9,637)					(9,637)
Common stock held by Rabbi Trust								(108)	(108)
Cost of common stock in treasury								12,672	12,672
Other		1,184	77,658	(45)				479	79,276
Balance at October 31, 2002		$8,227	$185,972	$232,074	$(3,056)	$ —	$ (423)	$ (1,399)	$421,395

See notes to consolidated financial statements.

QUANEX CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (Continued)

	Years Ended October 31, 2002, 2001 and 2000				
	Preferred Shares	Common Shares			
	Issued	Issued	Treasury	Rabbi Trust	Net Outstanding
Balance at October 31, 1999	—	14,269,800	—	(94,606)	14,175,194
Shares purchased and cancelled		(156,700)			(156,700)
Treasury shares purchased			(677,600)		(677,600)
Stock issued—options exercised (net of trade-ins)		3,337	74		3,411
Stock issued—compensation plans		104,229			104,229
Rabbi Trust				(53,083)	(53,083)
Balance at October 31, 2000	—	14,220,666	(677,526)	(147,689)	13,395,451
Treasury shares purchased			(119,000)		(119,000)
Stock issued—options exercised (net of trade-ins)			47,960		47,960
Stock issued—compensation plans			84,812		84,812
Rabbi Trust		(135,024)	29,819	105,205	—
Balance at October 31, 2001	—	14,085,642	(633,935)	(42,484)	13,409,223
Stock issued—options exercised (net of trade-ins)		562,926	597,284		1,160,210
Stock issued—compensation plans		(1,902)	22,797		20,895
Stock issued—conversion of subordinated debentures		1,822,594	173		1,822,767
Rabbi Trust		(13,627)	13,681	(54)	—
Balance at October 31, 2002	—	16,455,633	—	(42,538)	16,413,095

See notes to consolidated financial statements.

QUANEX CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOW

	Years Ended October 31,		
	2002	2001	2000
		(In thousands)	
OPERATING ACTIVITIES:			
Net Income (Loss)	$ 55,482	$ 29,194	$ (9,665)
Adjustments to reconcile net income (loss) to cash provided by operating activities:			
Piper Impact asset impairment charge (net of deferred taxes of $19,705 in fiscal 2000	—	—	36,595
Loss on sale of Piper Impact Europe (net of taxes of $4,998)	—	—	9,282
Loss (Gain) on early extinguishment of debt	922	(573)	(551)
Adjustment for retired executive life insurance benefit	(9,020)		
Depreciation and amortization	43,987	43,910	48,445
Deferred income taxes	2,330	4,154	11,839
Deferred pension and postretirement benefits	(4,734)	(1,231)	659
Changes in assets and liabilities net of effects from acquisitions and dispositions:			
Increase in accounts and notes receivable	(5,144)	(7,917)	(9,149)
Decrease (increase) in inventory	(5,249)	20,808	(12,474)
Increase (decrease) in accounts payable	(857)	(2,569)	5,412
Decrease in accrued expenses	(3,655)	(911)	(6,314)
Other, net (including income tax refund)	7,049	85	3,791
Cash provided by operating activities	81,111	84,950	77,870
INVESTMENT ACTIVITIES:			
Acquisition of Colonial Craft, net of cash and equivalents acquired	(17,283)	—	—
Acquisition of Temroc Metals, Inc., net of cash and equivalents acquired	—	(17,922)	—
Acquisition of Golden Aluminum, net of cash and equivalents acquired	—	—	(20,148)
Acquisition of Imperial Products, net of cash and equivalents acquired	—	—	(15,303)
Capital expenditures, net of retirements	(34,271)	(55,575)	(42,327)
Retired executive life insurance proceeds	26,111	—	—
Other, net	(4,365)	(3,597)	(1,809)
Cash used by investment activities	(29,808)	(77,094)	(79,587)
Cash provided (used) by operating and investment activities	51,303	7,856	(1,717)
FINANCING ACTIVITIES:			
Bank borrowings (repayments), net	(75,000)	30,000	33,394
Repayment of borrowing on insurance policies	—	(17,273)	—
Prepayment of note payable	(7,029)	—	—
Purchase of subordinated debentures	(1,314)	(3,942)	(9,586)
Purchase of Quanex common stock	—	(2,226)	(17,185)
Common stock dividends paid	(9,637)	(8,621)	(8,884)
Issuance of common stock, net	33,948	2,473	1,002
Other, net	(3,561)	(1,103)	(556)
Cash used by financing activities	(62,593)	(692)	(1,815)
Effect of exchange rate changes on cash and equivalents	—	—	67
Increase (decrease) in cash and equivalents	(11,290)	7,164	(3,465)
Cash and equivalents at beginning of period	29,573	22,409	25,874
Cash and equivalents at end of period	$ 18,283	$ 29,573	$ 22,409

See notes to consolidated financial statements.

QUANEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Significant Accounting Policies

The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Estimates and assumptions about future events and their effects cannot be perceived with certainty. Estimates may change as new events occur, as more experience is acquired, as additional information becomes available and as the Company's operating environment changes. Actual results could differ from estimates.

The Company believes the following are the most critical accounting policies used in the preparation of the Company's consolidated financial statements as well as the significant judgments and uncertainties affecting the application of these policies.

Revenue Recognition and Allowance for Doubtful Accounts

The Company recognizes revenue when the products are shipped and the title and risk of ownership pass to the customer. Selling prices are fixed based on purchase orders or contractual agreements. Inherent in the Company's revenue recognition policy is the determination of collectibility. This requires management to make frequent judgments and estimates in order to determine the appropriate amount of allowance needed for doubtful accounts. The Company's allowance for doubtful accounts is estimated to cover the risk of loss related to accounts receivable. This allowance is maintained at a level the Company considers appropriate based on historical and other factors that affect collectibility. These factors include historical trends of write-offs, recoveries and credit losses, the careful monitoring of portfolio credit quality, and projected economic and market conditions. Different assumptions or changes in economic circumstances could result in changes to the allowance.

Inventory

The Company records inventory valued at the lower of cost or market value. Inventory quantities are regularly reviewed and provisions for excess or obsolete inventory are recorded primarily based on the Company's forecast of future demand and market conditions. Significant unanticipated changes to the Company's forecasts could require a change in the provision for excess or obsolete inventory.

Risk Management and Derivative Instruments

The Company's current risk management strategies include the use of derivative instruments to reduce certain risks. The critical strategies include: (1) the use of commodity futures and options to fix the price of a portion of anticipated future purchases of certain raw materials and energy to offset the effect of fluctuations in the costs of those commodities, and (2) the use of interest rate swaps to fix the rate of interest on a portion of floating rate debt. These hedges have been designated as cash flow hedges. The effective portion of gains and losses is recorded in the accumulated other comprehensive income (loss) component of stockholders' equity in accordance with Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities". The Company evaluates all derivative instruments each quarter to determine if they are highly effective. Any ineffectiveness is recorded in the statement of income. If the anticipated future transactions are no longer expected to occur, the unrealized gains and losses on the related hedge are reclassified to the consolidated statement of income. (See Note 18 to the financial statements for further explanation.)

Long-Lived Assets

Long-lived assets, which include property, plant and equipment, goodwill and other intangibles, and other assets, comprise a significant amount of the Company's total assets. The Company makes judgments and estimates in conjunction with the carrying value of these assets, including amounts to be capitalized, depreciation and amortization methods and useful lives. Additionally, carrying values of these assets are periodically reviewed for impairment and further reviewed whenever events or changes in circumstances indicate that carrying value may be impaired. The carrying values are compared with the fair value of such assets calculated based on the anticipated future cash flows related to those assets. If the carrying value of a long-lived asset exceeds its fair value, an impairment charge is recorded in the period in which such review is performed. This requires the Company to make long-term forecasts of its future revenues and costs related to the assets subject to review. Forecasts require assumptions about demand for the Company's products and future market conditions. Significant and unanticipated changes to assumptions could require a provision for impairment in a future period.

Property, plant and equipment is stated at cost and is depreciated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives of certain categories are as follows:

	Years
Land improvements	10 to 25
Buildings	10 to 40
Machinery and equipment	3 to 20

Income Taxes

The Company records the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and the amounts reported in the Company's consolidated balance sheet, as well as operating loss and tax credit carry forwards. The carrying value of the net deferred tax liability reflects the Company's assumption that the Company will be able to generate sufficient future taxable income in certain jurisdictions to realize its deferred tax assets. If the estimates and assumptions change in the future, the Company may be required to record a valuation allowance against a portion of its deferred tax assets. This could result in additional income tax expense in a future period in the consolidated statement of income.

Retirement and Pension Plans

The Company sponsors a number of defined benefit pension plans and an unfunded postretirement plan that provides health care and life insurance benefits for eligible retirees and dependents. The measurement of liabilities related to these plans is based on management's assumptions related to future events, including expected return on plan assets, rate of compensation increases and health care cost trend rates. The discount rate, which is determined using a model that matches corporate bond securities, is applied against the projected pension and postretirement disbursements. Actual pension plan asset investment performance will either reduce or increase unamortized pension losses at the end of any fiscal year, which ultimately affects future pension costs.

Principles of Consolidation

The consolidated financial statements include the accounts of Quanex Corporation and its subsidiaries (the "Company" or "Quanex"), all of which are wholly owned. All significant intercompany balances and transactions have been eliminated in consolidation.

Earnings Per Share Data

Basic earnings per share excludes dilution and is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

Scope of Operations

The Company operates primarily in two industry segments: vehicular products and building products. The Company's products include engineered steel bars, coiled aluminum sheet (mill finish and coated), aluminum and steel fabricated products, impact extrusions and hardwood architectural moulding and window and door accessories. The Company's manufacturing operations are conducted primarily in the United States.

Statements of Cash Flows

The Company generally considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Similar investments with original maturities beyond three months are considered short-term investments. For fiscal years 2002, 2001, and 2000, cash paid for income taxes was $17,666,000, $11,324,000, and $10,650,000, respectively. These amounts are before refunds of $135,000, $219,000, and $7,290,000, respectively. Cash paid for interest for fiscal 2002, 2001, and 2000 was $13,070,000, $15,894,000, and $14,421,000, respectively.

Foreign Currency Translation

Assets and liabilities of foreign subsidiaries are translated into U.S. dollars at year-end exchange rates, and income and expense items are translated at the average exchange rates for the year. Resulting translation adjustments are reported as a separate component of stockholders' equity.

Reclassification

Certain amounts for prior periods have been reclassified in the accompanying consolidated financial statements to conform to fiscal 2002 presentations.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141 "Business Combinations". SFAS No. 141 addresses financial accounting and reporting for business combinations. The provisions of this statement apply to all business combinations initiated after June 30, 2001. This statement also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. The Company followed the guidance of this statement for the business acquisition completed in fiscal 2002. See Note 2.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets. It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. Under SFAS No. 142, goodwill is no longer amortized, but reviewed for impairment annually, or more frequently if certain indicators arise. The Company adopted this statement on November 1, 2001 for its fiscal year ended October 31, 2002. In accordance with SFAS 142, the Company completed the transitional impairment test of goodwill during the second quarter ended April 30, 2002, which indicated that goodwill was not impaired. The Company again reviewed goodwill for impairment as of August 31, 2002, which indicated that goodwill was not impaired. The Company plans to perform this impairment test as of August 31 each year or more frequently if certain indicators arise. The assessments were based on assumptions regarding estimated future cash flows and other factors, including the discount rate. If these estimates or their related assumptions change in the future, because of changes in events and circumstances, the Company may be required to record impairment charges in a future period.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible, long-lived assets and the associated asset retirement costs. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred by capitalizing it as part of the carrying amount of the long-lived assets. The provisions of this statement are required to be applied starting with fiscal years beginning after June 15, 2002 (Quanex's fiscal year beginning November 1, 2002). The Company does not anticipate any material impact on the Company's financial position, results of operations, or cash flows as a result of adoption.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This Statement establishes a single accounting model for the impairment or disposal of long-lived assets. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001 (Quanex's fiscal year beginning November 1, 2002). The Company does not anticipate any material impact on the Company's financial position, results of operations, or cash flows as a result of adoption.

In April 2002, the FASB issued SFAS No. 145 "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections". The rescission of Statement 4 is the only portion of this SFAS which currently has an impact on the Company. Under Statement 4, all gains and losses from extinguishment of debt were required to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. SFAS No. 145 eliminates Statement 4. As a result, gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet the criteria in Accounting Principles Board Opinion 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary Unusual and Infrequently Occurring Events and Transactions". The provisions of SFAS No. 145 related to the rescission of Statement 4 shall be applied in fiscal years beginning after May 15, 2002. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in Opinion 30 for classification as an extraordinary item shall be reclassified. Early application of the provisions of this Statement related to the rescission of Statement 4 was encouraged. The Company adopted this pronouncement effective the third quarter ended July 31, 2002 and restated prior periods.

In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The Company does not anticipate any material impact on the Company's financial position, results of operations, or cash flows as a result of adoption.

2. Acquisitions

Nichols Aluminum–Golden

On January 25, 2000, the Company completed the purchase from Alcoa, Inc. of the Golden Aluminum production facility based in Fort Lupton, Colorado. Quanex acquired the assets of the facility for $9 million plus working capital valued at approximately $13 million. The newly acquired facility has become part of Quanex's flat-rolled aluminum sheet division—Nichols Aluminum in the building products segment. It has been renamed Nichols Aluminum–Golden, Inc., ("Nichols Aluminum–Golden"), a wholly owned subsidiary of Quanex.

Operations at Nichols Aluminum–Golden include melting and casting aluminum into sheet made from a blend of primary P1020 ingot and selected grades of scrap metal, cold rolling it to specific gauge, annealing, leveling, custom coating and slitting to width. Nichols Aluminum–Golden can produce up to 60 million pounds annually of high quality metal for engineered applications in niche markets, such as end and tab stock for food and beverage packaging, metal components for computer disks, and home accessory products.

IMPERIAL PRODUCTS

On April 3, 2000, the Company acquired the stock of Imperial Products, Inc., a leading manufacturer of value-added exterior door components based in Richmond, Indiana, for approximately $15 million. Imperial Products, Inc., ("IMPERIAL PRODUCTS"), operates as a wholly owned subsidiary of Quanex. This acquisition expands the specialized design and manufacturing operations of Quanex's building products segment. Goodwill associated with IMPERIAL PRODUCTS is approximately $11 million.

Temroc

On November 30, 2000, Quanex completed the purchase of all of the capital stock of Temroc Metals, Inc., ("Temroc"), a Minnesota corporation, for approximately $22 million in cash. Temroc, as a surviving corporation, became a wholly owned subsidiary of the Company. Goodwill associated with Temroc is approximately $14 million.

Temroc is a leading aluminum extrusion and fabrication company based in Hamel, Minnesota where it manufactures customized aluminum extrusions and fabricated metal products for recreational vehicles, architectural products, electronics and other markets. Temroc has become part of the Company's vehicular segment and will continue to operate as a manufacturer of aluminum extrusions and fabricated metal products. To finance the acquisition, the Company borrowed against its existing $250 million unsecured revolving credit and term loan facility with a group of six banks.

COLONIAL CRAFT

This transaction and the following disclosure are in accordance with SFAS No. 141, which was effective for all business combinations initiated after June 30, 2001.

On February 12, 2002, Quanex completed the purchase of certain assets and assumption of certain liabilities of Ekamar, Inc., formerly known as Colonial Craft, Inc., a Minnesota corporation, through its wholly owned subsidiary, Quanex Windows, Inc., for approximately $17.3 million in cash. Approximately $1.5 million of this purchase price was set aside in an escrow fund for environmental and certain other issues that may arise. To date, no claims have been made against this escrow fund, and as such, $500 thousand was released in August of 2002.

The acquired business operates as a wholly owned subsidiary of the Company and has been renamed Colonial Craft, Inc. ("COLONIAL CRAFT"). COLONIAL CRAFT's financial results since February 12, 2002 have been included in the consolidated financial statements of Quanex.

COLONIAL CRAFT is a manufacturer of value-added fenestration related wood products based in Roseville, Minnesota and Luck, Wisconsin (relocating Roseville facility to Mounds View, Minnesota in December 2002). COLONIAL CRAFT manufactures custom wood window accessories with two primary product lines: wood window grilles and hardwood architectural mouldings. COLONIAL CRAFT has become part of the Engineered Products division within the building products business segment. COLONIAL CRAFT provides direct synergy with one of the Company's two core businesses, sharing a similar customer base with Engineered Products.

Within the terms of the purchase agreement, both selling and purchasing parties acknowledged that environmental reports showed evidence of minimal soil contamination at the Luck, Wisconsin facility, one of three COLONIAL CRAFT facilities. During the fiscal quarter ended July 31, 2002, the Company received notification from the Wisconsin Department of Commerce which stated that the residual soil and groundwater contamination was at levels below state regulatory limits and that they had determined that this site does not pose a significant threat to the environment or human health. During the fourth fiscal quarter of 2002, the Company closed the monitoring wells, as required, and received a notification from the Wisconsin Department of Commerce in November 2002 that the site was now listed as "closed".

Below is a condensed balance sheet of the acquired entity disclosing the amounts preliminarily assigned to each major asset and liability at the acquisition date (dollars in thousands):

Condensed Balance Sheet	February 12, 2002
Current assets	$ 3,806
Property plant and equipment	4,775
Goodwill	7,210
Tradename	2,200
Patents	443
Non-compete agreements	313
Other non-current assets	29
Total assets	$18,776
Current liabilities	$ 1,265
Non-current liabilities	30
Total liabilities	1,295
Investment	17,481
Total liabilities and equity	$18,776

The patents, which were valued at $443 thousand, will be amortized on a straight-line basis over a weighted average period of approximately 11 years. The non-compete agreements valued at $313 thousand will be amortized on the straight-line basis over 5 years. The tradename and goodwill are not subject to amortization, but will be evaluated periodically in accordance with SFAS 142.

Goodwill for COLONIAL CRAFT is deductible for tax purposes. The tax basis of goodwill for COLONIAL CRAFT is approximately $12 million.

3. Disposed Operations

On July 19, 2000, the Company sold Piper Impact Europe, an impact-extrusion facility based in The Netherlands, to the plant's existing management group for a nominal amount. The transaction was structured as a sale of stock. As a result of this transaction, the Company recorded a pretax charge of $14.3 million for the fiscal third quarter ending July 31, 2000. In connection with the sale, the Company's range forward foreign currency agreement with a notional amount of 30 million Guilders was cashed in. This agreement was entered into to protect the Company's investment in Piper Impact Europe from foreign currency fluctuations. The settlement of this agreement resulted in a gain, which was offset against the loss on the sale of Piper Impact Europe.

4. Piper Impact Impairment Disclosure

Under SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", companies must review the carrying amount of long-lived assets and certain intangibles, including related goodwill, whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable.

An asset impairment charge in the amount of $56.3 million was recorded in the fourth quarter of fiscal 2000 related to the property, plant and equipment of Piper Impact. The impairment charge resulted in an after-tax impact on net income of $36.6 million or $2.67 per share.

Piper Impact experienced declines in sales and operating cash flow during fiscal 1999 and fiscal 2000. The declining results were primarily due to decreased demand for aluminum airbag components from Piper Impact's most significant customer. Although the management of Piper Impact conducted negotiations with this customer in an attempt to obtain a price increase and a commitment for future sourcing of impacted aluminum and steel airbag components, management became less optimistic about any near-term prospects for price increase without losing a significant amount of business from this customer. Additionally, opportunities for new products did not materialize at a rate necessary to offset the continued declining volume of airbag components. Consequently, in the fourth quarter of fiscal 2000, it became necessary to assess Piper Impact for asset impairment as required under SFAS No. 121.

Management performed an evaluation of the recoverability of all of the assets of Piper Impact as described in SFAS No. 121. Management concluded from the results of this evaluation that a significant impairment of long-lived assets had occurred. An impairment charge was required because the estimated fair value was less than the carrying value of the assets. Fair value of Piper Impact's net assets was determined by discounting estimated future cash flows using a discount rate commensurate with the risks involved. Considerable management judgment is necessary to estimate fair value. Accordingly, actual results may vary significantly from management's estimates.

5. Executive Life Insurance Benefit

During the fiscal year ended October 31, 2002, one of the Company's former executives, on whose life it held life insurance policies, died. As a result, the Company received life insurance proceeds totaling $26.1 million. Estimates of the cash surrender value of these life insurance policies amounting to $15.9 million were previously recognized in "Other assets" on the financial statements. The excess of the proceeds over the previously recorded cash surrender value and the liability to the beneficiaries of the executive amounting to $9.0 million was recognized as a non-taxable benefit on the income statement during the period ended October 31, 2002. The impact on October 31, 2002 earnings per share of this benefit was $0.61 basic and $0.56 diluted.

6. Goodwill and Acquired Intangible Assets

As of November 1, 2001, the Company adopted SFAS No. 142 "Goodwill and Other Intangible Assets". Under SFAS 142, goodwill is no longer amortized, but is reviewed for impairment annually or more frequently if certain indicators arise. In accordance with SFAS 142, the Company completed the transitional impairment test of goodwill during the second quarter ended April 30, 2002, which indicated that goodwill was not impaired. The Company again reviewed goodwill for impairment as of August 31, 2002, which indicated that goodwill was not impaired. The Company plans to perform this annual impairment test as of August 31 each year or more frequently if certain indicators arise.

The changes in the carrying amount of goodwill for the twelve months ended October 31, 2002 are as follows:

	Vehicular Segment	Building Products Segment	Total
Balance as of October 31, 2001	$13,496	$45,730	$59,226
Goodwill acquired during year	—	7,210	7,210
Balance as of October 31, 2002	$13,496	$52,940	$66,436

Intangible assets consist of the following (dollars in thousands):

	As of October 31, 2002	
	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:		
Non-compete Agreements	$ 313	$51
Patents	443	35
Total	$ 756	$86
Unamortized intangible assets:		
Tradename	$2,200	

The aggregate amortization expense for intangible assets for the year ended October 31, 2002 is $86 thousand. Estimated amortization expense for the next five years follows (dollars in thousands):

Fiscal years ending October 31,	Estimated Amortization
2003	$115
2004	$115
2005	$100
2006	$ 86
2007	$ 46

Below is a presentation of the prior period's results excluding amortization expense related to assets that are no longer being amortized in accordance with SFAS 142:

	For the Year Ended October 31,		
	2002	2001	2000
Reported Net income (loss)	$55,482	$29,194	$(9,665)
Add back: Goodwill amortization (net of taxes)	—	1,487	1,245
Adjusted Net income (loss)	$55,482	$30,681	$(8,420)
Basic earnings per share:			
Reported Net income (loss)	$ 3.74	$ 2.18	$ (0.70)
Goodwill amortization (net of taxes)	—	0.11	0.09
Adjusted Net income (loss)	$ 3.74	$ 2.29	$ (0.61)
Diluted earnings per share:			
Reported Net income (loss)	$ 3.52	$ 2.07	$ (0.70)
Goodwill amortization (net of taxes)	—	0.10	0.09
Adjusted Net income (loss)	$ 3.52	$ 2.17	$ (0.61)

7. Earnings Per Share

The computational components of basic and diluted earnings (loss) per share are as follows (shares and dollars in thousands except per share amounts):

	For the Year Ended October 31, 2002		
	Numerator (Income)	Denominator (Shares)	Per Share Amount
BASIC EPS			
Total basic net income	$55,482	14,823	$3.74
EFFECT OF DILUTIVE SECURITIES			
Effect of common stock equivalents arising from stock options	—	284	
Effect of common stock held by rabbi trust	—	40	
Effect of conversion of subordinated debentures	1,610	1,090	
DILUTED EPS			
Total diluted net income	$57,092	16,237	$3.52

	For the Year Ended October 31, 2001		
	Numerator (Income)	Denominator (Shares)	Per Share Amount
BASIC EPS			
Total basic net income	$29,194	13,399	$2.18
EFFECT OF DILUTIVE SECURITIES			
Effect of common stock equivalents arising from stock options	—	58	
Effect of common stock held by rabbi trust	—	74	
Effect of conversion of subordinated debentures	2,810	1,895	
DILUTED EPS			
Total diluted net income	$32,004	15,426	$2.07

	For the Year Ended October 31, 2000		
	Numerator (Income)	Denominator (Shares)	Per Share Amount
BASIC AND DILUTED[1] EPS			
Total basic and diluted net loss	$(9,665)	13,727	$(0.70)

(1) The effect of certain securities or debentures are anti-dilutive and, therefore, not included in the diluted earnings per share calculation. As a result, diluted EPS is the same as basic EPS.

8. Inventories

Inventories consist of the following:

	October 31, 2002	October 31, 2001
	(In thousands)	
Raw materials	$24,307	$20,097
Finished goods and work in process	58,108	55,757
	82,415	75,854
Other	8,341	7,255
Total	$90,756	$83,109

The values of inventories in the consolidated balance sheets are based on the following accounting methods:

	2002	2001
LIFO	$64,269	$56,691
FIFO	26,487	26,418
Total	$90,756	$83,109

With respect to inventories valued using the LIFO method, replacement cost exceeded the LIFO value by approximately $7,884,000 and $5,400,000 at October 31, 2002 and 2001, respectively.

9. Property Plant and Equipment

Property, plant and equipment consists of the following:

	October 31, 2002	October 31, 2001
	(In thousands)	
Land and land improvements	$ 22,339	$ 20,389
Buildings	125,510	106,876
Machinery and equipment	609,888	564,300
Construction in progress	16,118	45,387
	773,855	736,952
Less accumulated depreciation and amortization	(420,723)	(379,317)
	$ 353,132	$ 357,635

The Company had commitments for the purchase or construction of capital assets amounting to approximately $5 million at October 31, 2002.

10. Accrued Expenses

Accrued expenses consist of the following:

	October 31,	
	2002	2001
	(In thousands)	
Payroll, payroll taxes and employee benefits	$31,127	$28,609
Accrued contribution to pension funds	1,518	1,760
Utilities	3,940	3,359
Interest	196	1,653
State and local taxes	3,257	3,892
Other	8,935	11,386
	$48,973	$50,659

11. Income Taxes

Income taxes are provided on taxable income at the statutory rates applicable to such income.

Income tax expense (benefit) consists of the following:

	Years Ended October 31,		
	2002	2001	2000
	(In thousands)		
Current:			
Federal	$15,043	$ 8,101	$11,082
State	1,410	1,105	847
Foreign	—	—	(1,067)
	16,453	9,206	10,862
Deferred	9,679	7,222	(16,053)
Income tax expense (benefit)	$26,132	$16,428	$(5,191)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's net deferred tax liability are as follows:

	October 31,	
	2002	2001
	(In thousands)	
Deferred tax liability:		
Property, plant and equipment	$43,794	$ 40,791
Other	11,767	21,050
	55,561	61,841
Deferred tax assets:		
Intangibles	12,680	13,800
Postretirement benefit obligation	3,363	3,472
Other employee benefit obligations	7,004	9,535
Environmental accruals	6,518	7,583
Other	6,088	9,076
	35,653	43,466
Net deferred tax liability	$19,908	$ 18,375
Deferred income tax non-current liability	$29,210	$ 29,282
Deferred tax current assets	(9,302)	(10,907)
Net deferred tax liability	$19,908	$ 18,375

No U.S. deferred taxes were provided on the Company's foreign subsidiary's cumulative undistributed losses of $(1,782,000). The foreign subsidiary was sold in July 2000.

Income tax expense (benefit) differs from the amount computed by applying the statutory federal income tax rate to income before income taxes and extraordinary gain for the following reasons:

	Years Ended October 31,		
	2002	2001	2000
	(In thousands)		
Income tax expense (benefit) at statutory tax rate	$28,565	$15,968	$(5,200)
Increase (decrease) in taxes resulting from:			
State income taxes, net of federal effect	2,339	772	(148)
Life insurance proceeds	(3,157)		
Goodwill	—	664	420
Other items, net	(1,615)	(976)	(263)
	$26,132	$16,428	$(5,191)

The Company reached a settlement with the Internal Revenue Service with respect to the tax audits of fiscal year 1996 and certain portions of fiscal years 1997 and 1998. The Company has filed a petition in Tax Court regarding the disallowance of a capital loss realized in 1997. Fiscal year 1999 is currently under audit.

During 2002, the Company made tax payments of $8,304,000 related to the audits. Adequate provision had been made in prior years and the payments did not have a material effect on earnings.

12. Long-Term Debt and Financing Arrangements

Long-term debt consists of the following:

	October 31,	
	2002	2001
	(In thousands)	
"Bank Agreement" Revolver	$ 65,000	$140,000
Convertible subordinated debentures	—	58,727
Industrial Revenue and Economic Development Bonds, unsecured, principle due in the years 2005 and 2010, bearing interest ranging from 6.50% to 8.375%	1,665	3,275
State of Alabama Industrial Development Bonds	3,800	4,500
Scott County, Iowa Industrial Waste Recycling Revenue Bonds	2,400	2,600
Temroc Industrial Development Revenue Bonds	2,425	2,608
Other	275	8,318
	$ 75,565	$220,028
Less maturities due within one year included in current liabilities	434	420
	$ 75,131	$219,608

Old Bank Agreement "Revolver"

In July 1996, the Company entered into an unsecured $250 million Revolving Credit and Term Loan Agreement ("Bank Agreement"). The Bank Agreement consisted of a revolving line of credit ("Revolver"). In July 1997, the term loan provisions of the Bank Agreement expired. The Bank Agreement had an expiration date of July 23, 2003, and provided for up to $25 million for standby letters of credit, limited to the undrawn amount available under the Revolver. All borrowings under the Revolver bore interest, at the option of the Company, at either (a) the prime rate or the federal funds rate plus one percent, whichever is higher, or (b) a Eurodollar based rate. At October 31, 2002 and 2001, the Company had $65 and $140 million, respectively, outstanding under the Revolver. The weighted average interest rates on borrowings under the Revolver were 2.64%, 6.03%, and 7.0%, in 2002, 2001 and 2000, respectively. This Bank Agreement was replaced with a new Bank Agreement which is described below. The intent and ability to refinance the outstanding balance on this bank agreement on a long-term basis was evidenced by the signing of the new bank agreement in November 2002. Therefore, the outstanding balance under the old bank agreement revolver was classified as non-current as of October 31, 2002.

New Bank Agreement

In November 2002, the Company entered into a secured $200 million Revolving Credit Agreement ("Bank Agreement"). The new Bank Agreement is secured by all Company assets, excluding land and buildings. The new Bank Agreement expires November 2005 and provides for up to $25 million for standby letters of credit, limited to the undrawn amount available under the new Bank Agreement. All borrowings under the new bank agreement bear interest, at the option of the Company, at either (a) the prime rate or federal funds rate plus one percent, whichever is higher, or (b) a Eurodollar based rate. The new Bank Agreement requires facility fees, which are not significant, maintenance of certain financial ratios and maintenance of a minimum consolidated tangible net worth. As of October 31, 2002, the company was in compliance with all new Bank Agreement covenants.

Convertible Subordinated Debentures

On June 30, 1995, the Company exercised its right under the terms of its Cumulative Convertible Exchangeable Preferred Stock to exchange such stock for the 6.88% Convertible Subordinated Debentures due

June 30, 2007 ("Debentures"). Interest was payable semi-annually on June 30 and December 31 of each year. The Debentures were subordinate to all senior indebtedness of the Company and were convertible, at the option of the holder, into shares of the Company's common stock at a conversion price of $31.50 per share.

During fiscal 2001 and 2000, respectively, the Company accepted unsolicited block offers to buy back $4.6 and $10.4 million, respectively, principal amount of its Convertible Subordinated Debentures.

On May 9, 2002, the Company announced that it would redeem the remaining $58.7 million principal amount of its 6.88% Convertible Subordinated Debentures. The Company set a redemption date of June 12, 2002 for all debentures outstanding. Notice of the redemption was mailed on May 10, 2002 to the current holders. The redemption price was 100.688% of the principal amount plus accrued interest to the redemption date. Holders of the debentures had the right, as an alternative to redemption, to convert the debentures into shares of common stock of Quanex Corporation at a conversion price of $31.50 per share of common stock. The right to convert the debentures expired at the close of business on June 5, 2002. As of June 5, 2002, $57.4 million aggregate principal amount of the subordinated debentures were converted to 1.8 million shares of Company stock and $1.3 million of the subordinated debentures were redeemed on June 12, 2002.

As a result of the redemption of the subordinated debentures, a loss of $930 thousand was recognized due to the early extinguishment of debt. This loss resulted from the write-off of the remaining debt issuance costs associated with the subordinated debentures, as well as the .688% premium paid on the $1.3 million of debentures, which were redeemed. In accordance with SFAS 145, which was early adopted by the Company in the fiscal year ended October 31, 2002, this loss was classified as ordinary instead of an extraordinary item, net of tax.

Other Debt Instruments

The State of Alabama Industrial Development bonds were assumed as part of the Nichols Aluminum Alabama acquisition. These bonds mature August 1, 2004 with interest payable monthly. The bonds bear interest at the weekly interest rate as determined by the remarketing agent under then prevailing market conditions to be the minimum interest rate, which, if borne by the bonds on the effective date of such rate, would enable the remarketing agent to sell the bonds on such business day at a price (without regard to accrued interest) equal to the principal amount of the bonds. The interest rate, however, may not exceed 13% per annum. Interest rates during the year ended October 31, 2002 ranged from 1.25% to 2.05%. These bonds are secured by a Letter of Credit.

On June 1, 1999, the Company borrowed $3 million through Scott County, Iowa Variable Rate Demand Industrial Waste Recycling Revenue Bonds Series 1999. The bonds require 15 annual principal payments of $200 thousand beginning on July 1, 2000. The variable interest rate is established by the remarketing agent based on the lowest weekly rate of interest that would permit the sale of the bonds at par, on the basis of prevailing financial market conditions. Interest is payable on the first business day of each calendar month. Interest rates on these bonds during fiscal 2002 have ranged from 1.4% to 2.3%. These bonds are secured by a Letter of Credit.

The Temroc Industrial Development Revenue Bonds were obtained as part of the acquisition of Temroc. These bonds are due in annual installments through October 2012. Interest is payable semi-annually at fixed rates from 4.5% to 5.6% depending on maturity (average rate of 5.1% over the term of the bonds). These bonds are secured by a mortgage on Temroc's land and building.

During the year ended October 31, 2001, the Company borrowed on the Revolver to pay back $17.3 million of loans taken against the cash surrender value of various officer life insurance policies. These loans had previously been netted as an offset to the cash surrender value and classified as "Other assets" on the balance sheet.

During the twelve month period ended October 31, 2002, the Company made an early payment in the amount of $7.0 million on a contingent note classified in "Other" above as well as an early retirement in the amount of $1.6 million for one of the industrial revenue and economic development bonds.

Aggregate maturities of long-term debt at October 31, 2002, are as follows (in thousands):

2003	$ 434
2004	4,226
2005	428
2006	65,478
2007	450
Thereafter	4,549
	$75,565

13. Pension Plans and Other Postretirement Benefits

The Company has a number of retirement plans covering substantially all employees. The Company provides both defined benefit and defined contribution plans. In general, the plant or location of his/her employment determines an employee's coverage for retirement benefits. The single employer defined benefit pension plans pay benefits to employees at retirement using formulas based upon years of service and compensation rates near retirement. The Company's funding policy is generally to make the minimum annual contributions required by applicable regulations. However, in fiscal 2002, the Company made the maximum income tax deductible contribution amount allowed. The plans invest primarily in marketable equity and debt securities.

The Company also provides certain healthcare and life insurance benefits for certain eligible retired employees employed prior to January 1, 1993. Certain employees may become eligible for those benefits if they reach normal retirement age while working for the Company. The Company continues to fund benefit costs on a pay-as-you-go basis. For fiscal year 2002, the Company made benefit payments totaling $458,000, compared to $411,000 and $422,000 in fiscal 2001 and 2000, respectively.

A reconciliation of the beginning benefit obligation to the ending benefit obligation follows:

	Pension Benefits		Postretirement Benefits	
	October 31,			
	2002	2001	2002	2001
	(In thousands)			
Benefit obligation at beginning of year	$37,151	$31,900	$7,321	$7,098
Service cost	2,170	1,976	101	100
Interest cost	2,617	2,450	560	521
Amendments	19	—	(25)	(2)
Actuarial loss	2,734	1,653	935	15
Benefits paid	(743)	(533)	(458)	(411)
Administrative expenses	(365)	(295)	—	—
Benefit obligation at end of year	$43,583	$37,151	$8,434	$7,321

A reconciliation of the beginning fair value of plan assets to the ending fair value of plan assets follows:

	Pension Benefits October 31,	
	2002	2001
	(In thousands)	
Fair value of plan assets at beginning of year	$22,760	$23,996
Actual loss on plan assets	(1,407)	(3,517)
Employer contributions	8,182	3,109
Benefits paid	(743)	(533)
Administrative expenses	(365)	(295)
Fair value of plan assets at end of year	$28,427	$22,760

A reconciliation of the funded status of the plans with the amounts recognized in the accompanying balance sheets is set forth below:

	Pension Benefits		Postretirement Benefits	
	October 31,			
	2002	2001	2002	2001
	(In thousands)			
Funded status	$(15,156)	$(14,391)	$(8,434)	$(7,321)
Unrecognized transition asset	(268)	(379)	—	—
Unrecognized prior service cost	1,305	1,450	(595)	(628)
Unrecognized net loss	13,953	8,032	1,131	200
Other	5	—	(30)	(28)
Accrued benefit cost	$ (161)	$ (5,288)	$(7,928)	$(7,777)
Amounts recognized in the Balance Sheet:				
Deferred benefit credit	$ (4,960)	$ (7,962)	$(7,928)	$(7,777)
Accrued contribution to pension	(1,518)	(1,760)	—	—
Intangible asset	1,305	1,467	—	—
Accumulated other comprehensive income	5,012	2,967	—	—
Accrued benefit cost	$ (161)	$ (5,288)	$(7,928)	$(7,777)

Below is data related to pension plans in which the accumulated benefit obligation exceeds plan assets.

	Pension Benefits		Postretirement Benefits	
	October 31,			
	2002	2001	2002	2001
	(In thousands)			
Accumulated benefit obligation	$34,910	$29,699	$8,434	$7,321
Fair value of plan assets	28,427	22,760	—	—

Below are the assumptions used.

	Pension Benefits			Postretirement Benefits		
	October 31,					
	2002	2001	2000	2002	2001	2000
	(In thousands)					
Discount rate	6.75%	7.25%	7.75%	6.75%	7.25%	7.75%
Expected return on plan assets	8.50%	10.00%	10.00%	—	—	—
Rate of compensation increase	4.00%	4.00%	4.50%	—	—	—

The assumed health care cost trend rate was 6.92% in 2002, decreasing uniformly to 4.75% in the year 2008 and remaining level thereafter. If the health care cost trend rate assumptions were increased by 1%, the accumulated postretirement benefit obligation as of October 31, 2002 would be increased by 1.12%. The effect of this change on the sum of the service cost and interest cost would be an increase of 1.00%. If the health care cost trend rate assumptions were decreased by 1%, the accumulated postretirement benefit obligation as of October 31, 2002 would be decreased by 1.01%. The effect of this change on the sum of the service cost and interest cost would be a decrease of 0.90%.

Net pension costs for the single employer defined benefit pension plans were as follows:

	Years Ended October 31,		
	2002	2001	2000
	(In thousands)		
Service Cost	$ 2,170	$ 1,976	$ 2,000
Interest cost	2,617	2,450	2,215
Expected return on plan assets	(2,044)	(2,421)	(2,228)
Amortization of unrecognized transition asset	(111)	(111)	(111)
Amortization of unrecognized prior service cost	163	109	109
Amortization of unrecognized net loss	263	—	—
Other	(2)	—	104
Net periodic pension cost	$ 3,056	$ 2,003	$ 2,089

Net periodic costs for the postretirement benefit plans other than pensions were as follows:

	Years Ended October 31,		
	2002	2001	2000
	(In thousands)		
Net periodic postretirement benefit cost:			
Service cost	$102	$100	$109
Interest cost	560	521	516
Net amortization and deferral	(54)	(65)	(60)
Other	—	—	—
Net periodic postretirement benefit cost	$608	$556	$565

One of the Company's subsidiaries, Piper Impact Europe, which was sold in July of 2000, participated in two multi-employer plans. The plans provided defined benefits to substantially all of Piper Impact Europe's employees. Amounts charged to pension cost and contributed to the plans for the year ended October 31, 2000, totaled approximately NLG 1,302,000, or approximately $575,000.

The Company has various defined contribution plans in effect for certain eligible employees. The Company makes contributions to the plans subject to certain limitations outlined in the plans. Contributions to these plans were approximately $5,456,000, $4,696,000, and $3,978,000, during fiscal 2002, 2001, and 2000, respectively.

The Company has a Supplemental Benefit Plan covering certain key officers of the Company. Earned vested benefits under the Supplemental Benefit Plan were approximately $2,234,000, $5,456,000, $5,923,000, at October 31, 2002, 2001 and 2000, respectively. These benefits are funded with life insurance policies purchased by the Company.

14. Industry Segment Information

The Company reports segment information in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 131 requires that the Company disclose certain information about its operating segments where operating segments are defined as "components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance". Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments.

During the latter portion of the fiscal year ending October 31, 2001, the Company completed a strategic review of its business, which resulted in a shift of strategy away from primarily a manufacturing "process" oriented enterprise to a more "market focused" enterprise. The chief executive officer, who is the chief operating decision maker of Quanex, believes the focus on customers will provide a more effective corporate strategy to drive growth and shareholder value. As expected, the review underscored a high concentration of sales in two market segments—vehicular products and building products. The Company has made organizational and reporting changes aligned to this new strategy in fiscal 2002. The chief executive officer evaluates performance and allocates the Company's resources under this new segment structure.

Beginning in 2002, Quanex began reporting under these two market focused segments. The vehicular products segment is comprised of MACSTEEL, Piper Impact (US operations only) and Temroc. The building products segment is comprised of Engineered Products and Nichols Aluminum. Corporate and other will include corporate office charges and intersegment eliminations as well as Piper Impact Europe, which was sold in the fiscal year ended October 31, 2000.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies, with the exception of the inventory valuation method. Quanex measures its inventory at the segment level on a FIFO basis, however at the consolidated Quanex level, the majority of the inventory is measured on a LIFO basis. See Note 8 to the financial statements for more information. The Company accounts for intersegment sales and transfers as though the sales or transfers were to third parties, that is, at current market prices.

For the years ended October 31, 2002, 2001 and 2000, no one customer represented 10% or more of the consolidated net sales of the Company.

	For the Years Ended October 31,		
	2002	2001	2000
	($ in thousands)		
Net Sales			
Vehicular Products[3]	$459,531	$439,307	$444,124
Building Products[4][5][8]	534,856	485,046	502,562
Corporate and Other[1]	—	—	17,832
Consolidated	$994,387	$924,353	$964,518
Operating Income (Loss):			
Vehicular Products[3][7]	$ 57,606	$ 47,466	$ (8,052)
Building Products[4][5][8]	37,985	23,662	35,830
Corporate & Other[1][6]	(12,291)	(13,812)	(31,740)
Consolidated	$ 83,300	$ 57,316	$ (3,962)
Depreciation and Amortization:			
Vehicular Products[3]	$ 27,849	$ 25,905	$ 28,769
Building Products[4][5][8]	15,492	17,061	16,408
Corporate & Other[1]	646	944	3,268
Consolidated	$ 43,987	$ 43,910	$ 48,445
Capital Expenditures:[2]			
Vehicular Products[3]	$ 22,931	$ 47,234	$ 31,196
Building Products[4][5][8]	11,464	8,241	8,295
Corporate & Other[1]	118	165	2,864
Consolidated	$ 34,513	$ 55,640	$ 42,355
Identifiable Assets:			
Vehicular Products[3]	$363,559	$362,442	$321,204
Building Products[4][5][8]	283,475	269,387	291,164
Corporate & Other[1]	42,106	65,802	33,491
Consolidated	$689,140	$697,631	$645,859
Goodwill, Net			
Vehicular Products	$ 13,496	$ 13,496	
Building Products	52,940	45,730	
	$ 66,436	$ 59,226	

(1) Included in "Corporate and Other" are intersegment eliminations, corporate expenses and Piper Impact Europe's results until its sale in fiscal 2000.

(2) Includes capitalized interest.

(3) Fiscal 2001 results include Temroc operations since the acquisition date of November 30, 2000. See Note 2 to the financial statements.

(4) Fiscal 2000 results include Nichols Aluminum–Golden operations since the acquisition date of January 25, 2000. See Note 2 to the financial statements.

(5) Fiscal 2000 results include IMPERIAL PRODUCTS operations since the acquisition date of April 3, 2000. See Note 2 to the financial statements.

(6) Fiscal 2000 results include the $14.3 million pretax loss on the sale of Piper Impact Europe. See Note 3 to the financial statements.

(7) Fiscal 2000 results include the $56.3 million pretax asset impairment charge on Piper Impact. See Note 4 to the financial statements.

(8) Fiscal 2002 results include COLONIAL CRAFT operations since the acquisition date of February 12, 2002. See Note 2 to the financial statements.

Net Sales by Product Information

	Years Ended October 31,		
	2002	2001	2000
	($ In thousands)		
Net Sales			
Engineered Steel Bars	$365,393	$330,692	$355,540
Aluminum Mill Sheet Products	383,864	361,660	395,697
Window and Door Components	150,992	123,386	106,865
Extruded and Fabricated Products	94,138	108,615	106,416
Total	$994,387	$924,353	$964,518

Geographic Information

	Years Ended October 31,		
	2002	2001	2000
	($ In thousands)		
Net Sales(1)			
United States	$930,734	$870,163	$895,702
Mexico	19,242	16,148	24,336
Canada	32,797	26,176	18,712
Asian countries	7,882	7,128	4,415
European countries	3,533	4,315	20,423
Other foreign countries	199	423	930
Total	$994,387	$924,353	$964,518

	Years Ended October 31,		
	2002	2001	2000
	($ in thousands)		
Net Sales(2)			
United States	$994,387	$924,353	$946,686
The Netherlands	—	—	17,832
	$994,387	$924,353	$964,518

	Years Ended October 31,		
	2002	2001	2000
	($ In thousands)		
Operating Income (Loss)(4)			
United States	$83,300	$57,316	$12,754(3)
The Netherlands	—	—	(16,716)(5)
	$83,300	$57,316	$(3,962)

All identifiable assets are located in the United States.

(1) Net Sales are attributed to countries based on location of customer.

(2) Net sales are attributed to countries based on location of operations.

(3) Including the asset impairment charge of $56.3 million in FY 2000. See Note 4.

(4) Operating income (loss) is attributed to countries based on location of operations.

(5) Including the loss on sale of Piper Impact Europe. See Note 3.

15. Preferred Stock Purchase Rights

The Company declared a dividend in 1986 of one Preferred Stock Purchase Right (a "Right") on each outstanding share of its common stock. This action was intended to assure that all shareholders would receive fair treatment in the event of a proposed takeover of the Company. On April 26, 1989, the Company amended the Rights to provide for additional protection to shareholders and to provide the Board of Directors of the Company with needed flexibility in responding to abusive takeover tactics. On April 15, 1999, the Second Amended and Restated Rights Agreement went into effect. Each Right, when exercisable, entitles the holder to purchase 1/100th of a share of the Company's Series A Junior Participating Preferred Stock at an exercise price of $90. Each 1/100th of a share of Series A Junior Participating Preferred Stock will be entitled to a dividend equal to the greater of $.01 or the dividend declared on each share of common stock, and will be entitled to 1/100th of a vote, voting together with the shares of common stock. The Rights will be exercisable only if, without the Company's prior consent, a person or group of persons acquires or announces the intention to acquire 20% or more of the Company's common stock. If the Company is acquired through a merger or other business combination transaction, each Right will entitle the holder to purchase $120 worth of the surviving company's common stock for $90. Additionally, if someone acquires 20% or more of the Company's common stock, each Right, not owned by the 20% or greater shareholder, would permit the holder to purchase $120 worth of the Company's common stock for $90. The Rights are redeemable, at the option of the Company, at $.02 per Right at any time until ten days after someone acquires 20% or more of the common stock. The Rights expire April 15, 2009.

As a result of the Rights distribution, 150,000 of the 1,000,000 shares of authorized Preferred Stock were reserved for issuance as Series A Junior Participating Preferred Stock.

16. Stock Repurchase Program and Treasury Stock

In December 1999, Quanex announced that its Board of Directors approved a program to repurchase up to 2 million shares of the Company's common stock in the open market or in privately negotiated transactions. During the fiscal year ended October 31, 2000, the Company repurchased 834,300 shares at a cost of $17.2 million. During the fiscal year ended October 31, 2001, the Company repurchased 119,000 shares at a cost of $2.2 million. The Company retired 156,700 of these shares purchased at a cost of approximately $3.8 million. No shares were purchased during fiscal 2002 and the stock purchase program was suspended.

For shares purchased by the Company and retired: 1) Common stock is charged for the par value of the shares, 2) additional paid-in capital is charged for the pro-rata portion associated with those shares and 3) retained earnings is charged for the remainder of the cost of the retired shares. For the shares purchased and retired in the year ended October 31, 2000, the equity was reduced as shown below:

Repurchase Cost	Common Stock	Additional Paid-in Capital	Retained Earnings
	(In thousands)		
$3,785	$78	$1,222	$2,485

The Company accounted for the remaining shares purchased as treasury stock. The cost of such shares of $12.7 million at October 31, 2001 was reflected as a reduction of stockholders' equity in the balance sheet.

During the twelve months ended October 31, 2002, the Company issued 1,166,250 shares for stock option exercises (See Note 17). The balance of the shares held in treasury stock was used for the exercise of some of these options and therefore as of October 31, 2002, there were no treasury shares.

On December 5, 2002, the Board of Directors again approved a program to purchase up to a total of one 1 million shares (6%) of its common stock in the open market or in privately negotiated transactions. The Company indicated that it would be active in the buyback program during the first fiscal quarter 2003.

17. Restricted Stock and Stock Option Plans

Key Employee Plans:

The Company has restricted stock and stock option plans which provide for the granting of common shares or stock options to key employees. Under the Company's restricted stock plan, common stock may be awarded to key employees. The recipient is entitled to all of the rights of a shareholder, except that during the forfeiture period the shares are nontransferable. The awards vest over a specified time period. Upon issuance of stock under the plan, unearned compensation equal to the market value at the date of grant is charged to stockholders' equity and subsequently amortized to expense over the restricted period. There were 0, 44,000, and 22,750 restricted shares granted in 2002, 2001 and 2000, respectively. The amount charged to compensation expense in 2002, 2001 and 2000 was $479,000, $368,000 and $57,000, respectively, relating to restricted stocks granted in 2001, 2000 and 1999.

Under the Company's option plans, options are granted at prices determined by the Board of Directors which may not be less than the fair market value of the shares at the time the options are granted. Unless otherwise provided by the Board at the time of grant, options become exercisable in 33⅓% increments maturing cumulatively on each of the first through third anniversaries of the date of grant and must be exercised no later than ten years from the date of grant. There were 391,597, 388,145, and 650,194 shares available for granting of options at October 31, 2002, 2001, and 2000, respectively. The exercise price for the outstanding options as of October 31, 2002 range from $18.19 to $36.00 per share.

Stock option transactions for the three years ended October 31, 2002, were as follows:

	Shares Exercisable	Shares Under Option	Average Price Per Share
Balance at October 31, 1999	966,391	1,421,271	23
Granted		244,250	18
Exercised		(3,000)	9
Cancelled		(40,418)	26
Balance at October 31, 2000	1,139,546	1,622,103	22
Granted		382,000	24
Exercised		(70,048)	20
Cancelled/Lapsed		(23,751)	21
Balance at October 31, 2001	1,291,129	1,910,304	23
Granted		15,000	36
Exercised		(1,085,250)	23
Cancelled/Lapsed		(18,452)	22
Balance at October 31, 2002	489,366	821,602	$23

In December 2002, subsequent to the fiscal year ended October 31, 2002, the Company granted 240,500 options to certain officers and employees at an exercise price of $32 per share.

Non-Employee Director Plans:

The Company has various non-employee Director plans, which are described below:

1987 Non-Employee Directors Plan

The Company's 1987 Non-employee Directors stock option plan provides for the granting of stock options to non-employee Directors to purchase up to an aggregate amount of 100,000 shares of common stock. The plan provides that each non-employee Director and each future non-employee Director, as of the first anniversary of the date of his/her election as a Director of the Company, will be granted an option to purchase 10,000 shares of common stock at a price per share of common stock equal to the fair market value of the common stock as of the date of the grant. During 1998, the Board of Directors passed a resolution, which reduced the number of options to be granted from 10,000 to 6,000.

Options become exercisable in 33⅓% increments maturing cumulatively on each of the first through third anniversaries of the date of the grant and must be exercised no later than 10 years from the date of grant. No options may be granted under the plan after June 22, 1997. There were no shares available for granting of options at October 31, 2002, 2001, or 2000. The exercise price of the all of the shares outstanding as of October 31, 2002 was $19.88. Stock option transactions for the three years ended October 31, 2002, were as follows:

	Shares Exercisable	Shares Under Option	Average Price Per Share
Balance at October 31, 1999	20,000	20,000	20
Granted		—	—
Exercised		—	—
Cancelled		—	—
Balance at October 31, 2000	20,000	20,000	20
Granted		—	—
Exercised		—	—
Cancelled		—	—
Balance at October 31, 2001	20,000	20,000	20
Granted		—	—
Exercised		(15,000)	20
Cancelled		—	—
Balance at October 31, 2002	5,000	5,000	$20

1989 Non-Employee Directors Plan

The Company's 1989 Non-employee Directors stock option plan provides for the granting of stock options to non-employee Directors to purchase up to an aggregate of 210,000 shares of common stock. Each non-employee Director as of December 6, 1989 was granted an option to purchase 3,000 shares of common stock at a price per share of common stock equal to the fair market value of the common stock as of the date of grant. Also, each non-employee Director who is a director of the Company on any subsequent October 31, while the plan is in effect and shares are available for the granting of options hereunder, shall be granted on such October 31, an option to purchase 3,000 shares of common stock at a price equal to the fair market value of the common stock as of such October 31. During 1998, the Board of Directors passed a resolution, which decreased the number of options to be granted annually as prescribed above from 3,000 to 2,000. Options become exercisable at any time commencing six months after the grant and must be exercised no later than 10 years from the date of grant. No option may be granted under the plan after December 5, 1999. There were no shares available for granting of options at October 31, 2002, 2001 or 2000. The exercise price of the options outstanding as of October 31, 2002 ranged from $16.88 to $28.50. Stock option transactions for the three years ended October 31, 2002, were as follows:

	Shares Exercisable	Shares Under Option	Average Price Per Share
Balance at October 31, 1999	124,000	136,000	23
Granted		—	—
Exercised		(1,000)	17
Cancelled		—	—
Balance at October 31, 2000	135,000	135,000	23
Granted		—	—
Exercised		(14,000)	20
Cancelled		(6,000)	22
Balance at October 31, 2001	115,000	115,000	24
Granted		—	—
Exercised		(51,000)	23
Cancelled		(3,000)	19
Balance at October 31, 2002	61,000	61,000	$25

1997 Non-Employee Directors Plan

The Company's 1997 Non-Employee Directors stock option plan provides for the granting of stock options to non-employee Directors to purchase up to an aggregate of 400,000 shares of common stock. There are two types of grants under this plan which are described below:

Automatic Annual Grants

While this plan is in effect and shares are available for the granting of options hereunder, each non-employee Director who is a director of the Company on October 31 and who has not received options under the 1989 Non-Employee Director plan shall be granted on such October 31, an option to purchase such number of shares of common stock as is determined by the Board of Directors at a price equal to the fair market value of the common stock as of such October 31. These options are exercisable in full immediately upon the date of grant.

New Director Grants

While this plan is in effect and shares are available for the granting of options hereunder, there shall be granted to each non-employee Director who was not granted an option under the 1987 Non-Employee Director Stock Option Plan as of the date upon which such director shall have continuously served as a director of the Company for a period of one year an option to purchase such number of Quanex Corporation shares of stock as is determined by the Board of Directors. These Plan options become exercisable in 33⅓% increments maturing cumulatively on each of the first through third anniversaries of the date of the grant and must be exercised no later than 10 years from the date of grant.

There were 332,000, 350,000 and 364,000 shares available for granting of options at October 31, 2002, 2001 and 2000, respectively. The exercise price of the options outstanding as of October 31, 2002 ranged from $18.25 to $35.85. Stock option transactions for the three years ended October 31, 2002, were as follows:

	Shares Exercisable	Shares Under Option	Average Price Per Share
Balance at October 31, 1999	2,000	18,000	21
Granted		18,000	20
Exercised		—	—
Cancelled		—	—
Balance at October 31, 2000	25,333	36,000	21
Granted		14,000	26
Exercised		—	—
Cancelled		—	—
Balance at October 31, 2001	44,666	50,000	22
Granted		18,000	36
Exercised		(15,000)	21
Cancelled		—	—
Balance at October 31, 2002	47,000	53,000	$27

Stock Based Compensation

In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation", the Company continues to apply the rules for stock-based compensation contained in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and discloses the required pro forma effect on net income and earnings per share of the fair value based method of accounting for stock-based compensation as required by SFAS No. 123.

The following pro forma summary of the Company's consolidated results of operations have been prepared as if the fair value based method of accounting for stock based compensation as required by SFAS No. 123 had been applied:

	Years Ended October 31,		
	2002	2001	2000
	(In thousands)		
Net income (loss) attributable to common stockholders	$55,482	$29,194	$ (9,665)
SFAS No. 123 adjustment	(1,407)	(1,154)	(1,042)
Pro forma net income (loss) attributable to common stockholders	$54,075	$28,040	$(10,707)
Earnings (loss) per common share:			
Basic as reported	$ 3.74	$ 2.18	$ (0.70)
Basic pro forma	$ 3.65	$ 2.09	$ (0.78)
Diluted as reported	$ 3.52	$ 2.07	$ (0.70)
Diluted pro forma	$ 3.43	$ 2.00	$ (0.78)

Fair value of the options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions.

	2002	2001	2000
Risk-free interest rate	3.58%	4.28%	5.75%
Dividend yield	2.01%	3.10%	3.33%
Volatility factor	44.14%	42.87%	42.89%
Weighted average expected life	5 years	5 years	5 years

18. Financial Instruments and Risk Management

Effective November 1, 2000, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 138, which requires the Company to measure all derivatives at fair value and to recognize them in the balance sheet as an asset or liability, depending on the Company's rights or obligations under the applicable derivative contract. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation.

Metal Exchange Forward Contracts

The Company's aluminum mill sheet products segment, Nichols Aluminum, uses various grades of aluminum scrap as well as prime aluminum ingot as a raw material for its manufacturing process. The price of this aluminum raw material is subject to fluctuations due to many factors in the aluminum market. In the normal course of business, Nichols Aluminum enters into firm price sales commitments with its customers. In an effort to reduce the risk of fluctuating raw material prices, the Company enters into firm price raw material purchase commitments (which are designated as "normal purchases" under SFAS No. 133) as well as forward contracts on the London Metal Exchange ("LME"). The Company's risk management policy as it relates to these LME contracts is to enter into contracts to cover the raw material needs of the Company's committed sales orders, net of fixed price purchase commitments.

With the use of firm price raw material purchase commitments and LME contracts, the Company aims to protect the gross margins from the effects of changing prices of aluminum. To the extent that the raw material costs factored into the firm price sales commitments are matched with firm price raw material purchase commitments, changes in aluminum prices should have no effect on the Company. Where firm price sales commitments are matched with LME contracts, the Company is subject to the ineffectiveness of LME contracts to perfectly hedge raw material prices.

The Company grouped LME contracts into two types: customer specific and non-customer specific. The customer specific contracts have been designated as cash flow hedges of forecasted aluminum raw material purchases in accordance with SFAS No. 133. The non-customer specific LME contracts that were used to manage or balance the raw material needs were designated as hedges and, therefore, did not receive hedge accounting under SFAS No. 133. Both types of contracts were measured at fair market value on the balance sheet.

Accounting before adoption of SFAS No. 133: As the Company did not adopt SFAS No. 133 until November 1, 2000, hedging gains and losses were included in "Cost of sales" in the income statement concurrently with the related sales of inventory.

Accounting after adoption of SFAS No. 133: On November 1, 2000, when the Company adopted SFAS 133, it recorded a derivative liability of $372 thousand representing the fair value of these contracts as of that date. A corresponding amount, net of taxes of $145 thousand, was recorded to other comprehensive income.

At October 31, 2002, the Company had no open LME forward contracts and therefore no asset or liability associated with metal exchange derivatives. During the year ended October 31, 2002, Nichols Aluminum used more firm price raw material purchase commitments instead of LME forward contracts to lock in raw material prices. At October 31, 2001, open LME contracts covered notional volumes of 45,415,185 pounds and had a fair value net loss of approximately $1.8 million, which is recorded as part of other current and non-current assets and liabilities in the financial statements.

The effective portion of the gains and losses related to the customer specific forward LME contracts designated as hedges are reported in other comprehensive income. These gains and losses are reclassified into earnings in the periods in which the related inventory is sold. As of October 31, 2002, losses of approximately $428 thousand ($261 thousand net of taxes) are expected to be reclassified from other comprehensive income into earnings over the next twelve months. Gains and losses on these customer specific hedge contracts, including amounts related to hedge ineffectiveness, are reflected in "Cost of sales" in the income statement. For the year ended October 31, 2002 and 2001, a net gain of $136 thousand and a net loss of $283 thousand, respectively, was recognized in "Cost of sales" representing the amount of the hedges' ineffectiveness. (No components of these gains and losses were excluded from the assessment of hedge effectiveness. Additionally, no hedge contracts were discontinued due to the determination that the original forecasted transaction would not occur. Therefore, there was no income statement impact related to that action.)

The entire amount of gains and losses of the non-customer specific forward LME contracts not designated as hedges were reflected in "Cost of sales" in the income statement in the period in which they occurred. These gains and losses included the changes in fair market value during the period for all open and closed contracts.

Interest Rate Swap Agreements

In fiscal 1996, the Company entered into interest rate swap agreements, which effectively converted $100 million of its variable rate debt under the Bank Agreement Revolver to fixed rate. The Company's risk management policy related to these swap agreements is to hedge the exposure to interest rate movements on a portion of its long-term debt. Under the swap agreements, payments are made based on a fixed rate ($50 million at 7.025% and $50 million at 6.755%) and received on a LIBOR based variable rate (1.82% at October 31, 2002). Differentials to be paid or received under the agreements are recognized as interest expense. The agreements mature in 2003. The Company has designated the interest rate swap agreements as cash flow hedges of future interest payments on its variable rate debt under the Bank Agreement Revolver.

Accounting before adoption of SFAS No. 133: Prior to the adoption of SFAS No. 133 on November 1, 2000, hedging gains and losses were included in "Interest Expense" in the income statement based on the quarterly swap settlement.

Accounting after adoption of SFAS No. 133: On November 1, 2000, the Company recorded a derivative liability of $918 thousand, representing the fair value of the swaps as of that date. A corresponding amount, net of income taxes of $358 thousand, was recorded to other comprehensive income.

The fair value of the swaps as of October 31, 2002 and 2001 was a loss of $4.0 million and $7.3 million, respectively, which is recorded as part of other current liabilities. Gains and losses related to the swap agreements will be reclassified into earnings in the periods in which the related hedged interest payments are made. As of October 31, 2002, losses of approximately $257 thousand ($156 thousand net of taxes) are expected to be reclassified into earnings over the next twelve months. Gains and losses on these agreements, including amounts recorded related to hedge ineffectiveness, are reflected in "Interest expense" in the income statement. A net loss of $386 thousand and $730 thousand, respectively, was recorded in interest expense in the year ended October 31, 2002 and 2001, respectively, representing the amount of the hedge's ineffectiveness. (No components of the swap instruments' losses were excluded from the assessment of hedge effectiveness.)

Discontinuance of cash flow hedge: Based on future cash flow projections that were prepared during the second fiscal quarter period ended April 30, 2002, it was determined that it was probable that the Company would pay down its variable rate debt under the Bank Agreement Revolver to approximately $65 million by the end of this fiscal year. Based on these projections, a portion of the future projected cash flow being hedged (interest payments) would not occur. Therefore, during the period ended April 30, 2002, the Company discontinued hedge accounting under SFAS 133 for $35 million of the interest swap agreement and reclassified the related portion of other comprehensive income, a loss of $1.3 million to interest expense. Additionally, during the fourth fiscal quarter ended October 31, 2002, the timing of the finalization of the new bank agreement was determined. Since the swaps were designated as hedges of interest payments under the old Bank Agreement Revolver, which terminated upon completion of the new Bank Agreement Revolver, the swap no longer qualified as a hedge, as those forecasted transactions will not occur (future interest payments). As a result, the Company discontinued hedge accounting under SFAS 133 on the swaps after the projected new bank agreement date and reclassified the related portion of other comprehensive income, a loss of $2.1 million to interest expense. The Company however has not terminated or closed any of the $100 million swap agreement and therefore the entire swap agreement's fair market value is reflected on the balance sheet as indicated in the previous paragraph. Any change in the fair market value, in fiscal 2003, will be recorded in interest expense.

If the floating rates were to change by 10% from October 31, 2002 levels, the fair market value of these swaps would change by approximately $79 thousand. In terms of the impact on cash flow to the Company, as floating interest rates decline, the market value of the swap agreement rises, thus increasing the quarterly cash settlement of the swaps paid by the Company. However, the interest paid on the floating rate debt balance decreases. The inverse situation occurs with rising interest rates.

Foreign Currency Contracts

In December 1997, the Company entered into a zero-cost range forward (foreign currency swap) agreement on a notional value of 30 million Guilders with a major financial institution to hedge its initial equity investment in its Netherlands subsidiary, Piper Impact Europe. This agreement limited the Company's exposure to large fluctuations in the US Dollar/Dutch Guilder exchange rate. Under the terms of the agreement, Quanex had the option to let the agreement expire at no cost if the exchange rate remained within an established range on the expiration date of October 25, 2000. At October 31, 1999, the Company booked a $378 thousand gain to the stockholders' equity cumulative foreign currency translation adjustment. During the third quarter ended July 31, 2000, the Company sold the Piper Impact Europe subsidiary. As such, this range forward agreement was closed, realizing a gain of approximately $1.7 million. This gain was offset against the loss on the sale of Piper Impact Europe as the investment in Piper Impact Europe was the underlying hedged item.

See the Statement of Stockholder's Equity for components of comprehensive income and the disclosure of accumulated other comprehensive income related to hedging transactions.

Other Financial Assets and Liabilities

The fair values of the Company's financial assets approximate the carrying values reported on the consolidated balance sheet. The fair value and carrying value of long-term debt was $75.6 million and $220.0 million, as of October 31, 2002 and 2001, respectively. The fair value of long-term debt was based on the quoted market price, recent transactions, or based on rates available to the Company for instruments with similar terms and maturities.

19. Leases

Quanex has operating leases for certain real estate and equipment. Rental expense for the years ended October 31, 2002, 2001 and 2000 was $2.2 million, $2.1 million and $2.1 million, respectively.

Future minimum payments as of October 31, 2002, by year and in the aggregate under operating leases having non-cancelable lease terms in excess of one year were as follows (in thousands):

	Operating Leases
2003	$2,428
2004	$1,521
2005	$1,243
2006	$1,110
2007	$1,052
Thereafter	$1,198
Total	$8,552

20. Contingencies

Quanex is subject to loss contingencies arising from federal, state, and local environmental laws. Environmental expenditures are expensed or capitalized depending on their future economic benefit. The Company accrues its best estimates of its remediation obligations and adjusts such accruals as further information and circumstances develop. Those estimates may change substantially depending on information about the nature and extent of contamination, appropriate remediation technologies, and regulatory approvals. Costs of future expenditures for environmental remediation are not discounted to their present value. When environmental laws might be deemed to impose joint and several liability for the costs of responding to contamination, the Company accrues its allocable share of liability taking into account the number of companies participating, their ability to pay their shares, the volumes and nature of the wastes involved, the nature of anticipated response actions, and the nature of the Company's alleged connections. It is management's opinion that the Company has established appropriate reserves for environmental remediation obligations at various of its plant sites and disposal facilities. Those amounts are not expected to have a material adverse effect on the Company's financial condition. Total remediation reserves, at October 31, 2002, were approximately $17 million. These reserves include, without limitation, the Company's best estimate of liabilities related to costs for further investigations, environmental remediation, and corrective actions related to the acquisition of Piper Impact, the acquisition of Nichols Aluminum Alabama and the Company's former Tubing Operations. Actual cleanup costs at the Company's current plant sites, former plants, and disposal facilities could be more or less than the amounts accrued for remediation obligations. Because of uncertainties as to the extent of environmental impact and concurrence of governmental authorities, it is not possible at this point to reasonably estimate the amount of any obligation for remediation in excess of current accruals that would be material to Quanex's financial statements because of uncertainties as to the extent of environmental impact and concurrence of governmental authorities.

During the second quarter of fiscal 2001, some of Nichols Aluminum Casting's aluminum reroll product was damaged in a fire at a third-party offsite warehouse storage facility. The loss was covered under the Company's property insurance policy. As of October 31, 2001, only the Company's cost in the material had been recovered. The Company also filed a claim under the business interruption provisions of the policy to recover additional costs, as well as lost profit sustained due to the fire. The Company received $858 thousand in the first fiscal quarter ended January 31, 2002 and a final settlement of $1.6 million in the third fiscal quarter ended July 31, 2002 against the business interruption claim. These proceeds were recorded as a reduction of cost of sales.

From time to time, the Company and its subsidiaries are involved in various litigation matters arising in the ordinary course of their business. Although the ultimate resolution and impact of such litigation on the Company is not presently determinable, the Company's management believes that the eventual outcome of such litigation will not have a material adverse effect on the overall financial condition or results of operations of the Company.

QUANEX CORPORATION

SUPPLEMENTARY FINANCIAL DATA

Quarterly Results of Operations (Unaudited)

The following sets forth the selected quarterly information for the years ended October 31, 2002 and 2001.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands except per share amounts)			
2002:				
Net sales	$204,243	$249,500	$266,891	$273,753
Gross profit	22,305	34,123	39,493	43,289
Net income	5,460	10,632	24,337	15,053
Earnings per share:				
Basic earnings per share	0.41	0.77	1.56	0.92
Diluted earnings per share	$ 0.39	$ 0.70	$ 1.42	$ 0.97
2001:				
Net sales	$199,942	$220,257	$248,121	$256,033
Gross profit	20,845	23,762	32,761	37,958
Net income	4,057	4,289	9,608	11,240
Earnings per share:				
Basic net earnings	0.30	0.32	0.72	0.84
Diluted net earnings	$ 0.30	$ 0.32	$ 0.67	$ 0.77

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Year	Charged to Costs & Expenses	Write-offs	Other	Balance at End of Year
			(In thousands)		
Allowance for doubtful accounts:					
Year ended October 31, 2002	$ 8,953	$1,113	$(3,227)	$ 38	$ 6,877
Year ended October 31, 2001	$11,240	$ 868	$(3,213)	$ 58	$ 8,953
Year ended October 31, 2000	$12,154	$ 738	$(1,284)	$(368)	$11,240

Quarterly Financial Results

(from continuing operations)

	2002	2001	2000
Net Sales (millions)			
January	204.24	199.94	205.90
April	249.50	220.26	251.05
July	266.89	248.12	262.65
October	273.76	256.03	244.92
Total	994.39	924.35	964.52
Gross Profit (Loss) (millions)			
January	22.31	20.85	22.24
April	34.12	23.76	30.57
July	39.49	32.76	19.60
October	43.29	37.96	(19.51)
Total	139.21	115.33	52.90
Income (Loss) from Continuing Operations (millions)			
January	5.46	4.05	4.18
April	10.63	4.29	9.38
July(1)(3)	24.34	9.61	0.71
October(2)	15.05	11.24	(23.94)
Total	55.48	29.19	(9.67)
Income (Loss) from Continuing Operations Per Basic Common Share			
January	.41	.30	.29
April	.77	.32	.68
July(1)(3)	1.56	.72	.05
October(2)	.92	.84	(1.78)
Year	3.74	2.18	(0.70)
Quarterly Common Stock Dividends			
January	.16	.16	.16
April	.16	.16	.16
July	.16	.16	.16
October	.16	.16	.16
Total	.64	.64	.64
Common Stock Sales Price (High & Low)			
January	29.64	21	26.5625
	25.71	16.375	19.0625
April	38.35	21.15	23.6875
	28.63	17.35	16.125
July	44.19	27.55	18.625
	31.01	20.70	14.375
October	40.55	27.48	20.6875
	33.18	20.75	17.0625

(1) Fiscal 2000 third quarter income from continuing operations includes an after-tax loss of $9.3 million on the sale of Piper Impact Europe.

(2) Fiscal 2000 fourth quarter loss from continuing operations includes an after-tax asset impairment charge of $36.6 million or $2.67 per share.

(3) Fiscal 2002 third quarter income from continuing operations includes a retired executive life insurance benefit of $9.0 million.

Item 9. *Disagreements on Accounting and Financial Disclosure*

None

PART III

Item 10. *Directors and Executive Officers of the Registrant*

Pursuant to General Instruction G(3) to Form 10-K, information on directors and executive officers of the Registrant is incorporated herein by reference from the Registrant's Definitive Proxy Statement to be filed pursuant to Regulation 14A within 120 days after the close of the fiscal year ended October 31, 2002.

Item 11. *Executive Compensation*

Pursuant to General Instruction G(3) to Form 10-K, information on executive compensation is incorporated herein by reference from the Registrant's Definitive Proxy Statement to be filed pursuant to Regulation 14A within 120 days after the close of the fiscal year ended October 31, 2002.

Item 12. *Security Ownership of Certain Beneficial Owners and Management*

Pursuant to General Instruction G(3) to Form 10-K, information on security ownership of certain beneficial owners and management is incorporated herein by reference from the Registrant's Definitive Proxy Statement to be filed pursuant to Regulation 14A within 120 days after the close of the fiscal year ended October 31, 2002.

Item 13. *Certain Relationships and Related Transactions*

Pursuant to General Instruction G(3) to Form 10-K, information on certain relationships and related transactions is incorporated herein by reference from the Registrant's Definitive Proxy Statement to be filed pursuant to Regulation 14A within 120 days after the close of the fiscal year ended October 31, 2002.

Item 14. *Controls and Procedures*

We have established disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to the officers who certify the Company's financial reports and to other members of senior management and the Board of Directors.

Based on their evaluation as of a date within 90 days of the filing date of this Annual Report on Form 10-K, the principal executive officer and principal financial officer of Quanex have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-14[c] and 15d-14[c] under the Securities Exchange Act of 1934) are effective to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

There were no significant changes in Quanex's internal controls or in other factors that could significantly affect those controls subsequent to the date of their most recent evaluation.

PART IV

Item 15. ***Exhibits, Financial Statement Schedules and Reports on Form 8-K***

Schedules not listed or discussed above have been omitted as they are either inapplicable or the required information has been given in the consolidated financial statements or the notes thereto.

Exhibit Number	Description of Exhibits
3.1	Restated Certificate of Incorporation of the Registrant dated as of November 10, 1995, filed as Exhibit 3.1 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the fiscal year ended October 31, 1995 and incorporated herein by reference.
3.2	Certificate of Amendment to Restated Certificate of Incorporation of the Registrant dated as of February 27, 1997, filed as Exhibit 3.2 fiscal year ended October 31, 1999 and incorporated herein by reference.
3.3	Amendment to Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock of the Registrant dated as of April 15, 1999, filed as Exhibit 3.3 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the fiscal year ended October 31, 1999 and incorporated herein by reference.
3.4	Certificate of Correction of Amendment to Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock dated as of April 16, 1999, filed as Exhibit 3.4 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the fiscal year ended October 31, 1999 and incorporated herein by reference.
3.5	Amended and Restated Bylaws of the Registrant, as amended through August 26, 1999 filed as Exhibit 3 to the Registrant's Quarterly Report on Form 10-Q (Reg. No. 001-05725) for the fiscal quarter ended July 31, 1999, and incorporated herein by reference.
4.1	Form of Registrant's Common Stock certificate, filed as Exhibit 4.1 of the Registrant's Quarterly Report on Form 10-Q (Reg. No. 001-05725) for the quarter ended April 30, 1987, and incorporated herein by reference.
4.2	Second Amended and Restated Rights agreement dated as of April 15, 1999, between the Registrant and American Stock Transfer & Trust Co. as Rights Agent, filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K (Reg. No. 001-05725) dated April 15, 1999, and incorporated herein by reference.
4.3	Form of Indenture relating to the Registrant's 6.88% Convertible Subordinated Exhibit Debentures due 2007 between the Registrant and Chemical Bank, as Trustee, filed as 19.2 to the Registrant's Quarterly Report on Form 10-Q (Reg. No. 001-05725) for the quarter ended April 30, 1992, and incorporated herein by reference.
*4.4	Revolving Credit Agreement dated as of November 26, 2002, by and among Quanex Corporation, the financial institutions from time to time signatory thereto and Comerica Bank, as agent for the banks. Certain schedules and exhibits to this Revolving Credit Agreement have not been filed with this exhibit. The Company agrees to furnish supplementally any omitted schedule or exhibit to the SEC upon request.
†10.1	Quanex Corporation 1988 Stock Option Plan, as amended, and form of Stock Option year Agreement filed as Exhibit 10.4 to the Registrant's annual Report on Form 10-K for the year ended October 31, 1988, together with the amendment filed as Exhibit 10.17 of the Registrant's Quarterly Report on Form 10-Q (Reg. No. 001-05725) for the quarter ended January 31, 1995, and incorporated herein by reference.
†10.2	Amendment to the Quanex Corporation 1988 Stock Option Plan, dated as of December 1997, filed as Exhibit 10.2 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the fiscal year ended October 31, 1999 and incorporated herein by reference.
†10.3	Amendment to the Quanex Corporation 1988 Stock Option Plan, dated as of December 9, 1999, filed as Exhibit 10.3 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the fiscal year ended October 31, 1999 and incorporated herein by reference.

Exhibit Number	Description of Exhibits
†10.4	Quanex Corporation Deferred Compensation Plan, as amended and restated, dated September 29, 1999, filed as Exhibit 10.4 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the fiscal year ended October 31, 1999 and incorporated herein by reference.
†10.5	First Amendment to Quanex Corporation Deferred Compensation Plan, dated December 7, 1999, filed as Exhibit 10.5 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the fiscal year ended October 31, 1999 and incorporated herein by reference.
†10.6	Quanex Corporation Executive Incentive Compensation Plan, as amended and restated, dated October 12, 1995, filed as Exhibit 10.8 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the fiscal year ended October 31, 1999 and incorporated herein by reference.
†10.7	Quanex Corporation Supplemental Benefit Plan, as amended and restated effective June 1, 1999, filed as Exhibit 10.9 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the fiscal year ended October 31, 1999 and incorporated herein by reference
†10.8	Form of Change in Control Agreement, between the Registrant and each executive officer of the Registrant, filed as Exhibit 10.10 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the fiscal year ended October 31, 1999 and incorporated herein by reference.
†10.9	Quanex Corporation 1987 Non-Employee Director Stock Option Plan, as amended, and the related form of Stock Option Agreement, filed as Exhibit 10.14 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the year ended October 31, 1988, together with the amendment filed as Exhibit 10.14 of the Registrant's Quarterly Report on Form 10-Q (Reg. No. 001-05725) for the quarter ended January 31, 1995, and incorporated herein by reference.
†10.10	Amendment to the Quanex Corporation 1987 Non-Employee Director Stock Option Plan, dated December 1997, filed as Exhibit 10.13 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the fiscal year ended October 31, 1999 and incorporated herein by reference.
†10.11	Amendment to the Quanex Corporation 1987 Non-Employee Director Stock Option Plan, dated December 9, 1999, filed as Exhibit 10.14 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the fiscal year ended October 31, 1999 and incorporated herein by reference.
†10.12	Quanex Corporation 1989 Non-Employee Director Stock Option Plan, as amended, filed as Exhibit 4.4 of the Registrant's Form S-8, Registration No. 33-35128, together with the amendment filed as Exhibit 10.15 of the Registrant's Quarterly Report on Form 10-Q (Reg. No. 001-05725) for the quarter ended January 31, 1995, and incorporated herein by reference.
†10.13	Amendment to the Quanex Corporation 1989 Non-Employee Director Stock Option Plan, dated December 1997, filed as Exhibit 10.16 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the fiscal year ended October 31, 1999 and incorporated herein by reference.
†10.14	Amendment to the Quanex Corporation 1989 Non-Employee Director Stock Option Plan, dated December 9, 1999, filed as Exhibit 10.17 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the fiscal year ended October 31, 1999 and incorporated herein by reference.
†10.15	Quanex Corporation Employee Stock Option and Restricted Stock Plan, as amended, filed as Exhibit 10.14 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the year ended October 31, 1994, and incorporated herein by reference.
†10.16	Amendment to the Quanex Corporation Employee Stock Option and Restricted Stock Plan, dated December 1997, filed as Exhibit 10.19 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the fiscal year ended October 31, 1999 and incorporated herein by reference.

Exhibit Number	Description of Exhibits
†10.17	Amendment to the Quanex Corporation Employee Stock Option and Restricted Stock Plan, dated December 9, 1999, filed as Exhibit 10.20 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the fiscal year ended October 31, 1999 and incorporated herein by reference.
†10.18	Amendment to the Quanex Corporation Employee Stock Option and Restricted Stock Plan, effective July 1, 2000 filed as Exhibit 10.18 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the fiscal year ended October 31, 2000 and incorporated herein by reference.
†10.19	Retirement Agreement dated as of September 1, 1992, between the Registrant and Carl E. Pfeiffer, filed as Exhibit 10.20 to the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the year ended October 31, 1992, and incorporated herein by reference.
†10.20	Stock Option Agreement dated as of October 1, 1992, between the Registrant and Carl E. Pfeiffer, filed as Exhibit 10.21 to the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the year ended October 31, 1992, and incorporated herein by reference.
†10.21	Deferred Compensation Agreement dated as of July 31, 1992, between the Registrant and Carl E. Pfeiffer, filed as Exhibit 10.22 to the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the year ended October 31, 1992, and incorporated herein by reference.
†10.22	Quanex Corporation Non-Employee Director Retirement Plan, filed as Exhibit 10.18 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the year ended October 31, 1994, and incorporated herein by reference.
†10.23	Amendment to Quanex Corporation Non-Employee Director Retirement Plan dated May 25, 1995, filed as Exhibit 10.3 of the Registrant's Quarterly Report on Form 10-Q (Reg. No. 001-05725) for the fiscal quarter ended January 31, 2000 and incorporated herein by reference.
†10.24	Quanex Corporation 1996 Employee Stock Option and Restricted Stock Plan, filed as Exhibit 10.19 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the year ended October 31, 1996, and incorporated herein by reference.
†10.25	Amendment to Quanex Corporation 1996 Employee Stock Option and Restricted Stock Plan, dated December 1997, filed as Exhibit 10.26 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the fiscal year ended October 31, 1999 and incorporated herein by reference.
†10.26	Amendment to Quanex Corporation 1996 Employee Stock Option and Restricted Stock Plan, dated December 9, 1999, filed as Exhibit 10.27 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the fiscal year ended October 31, 1999 and incorporated herein by reference.
†10.27	Amendment to Quanex Corporation 1996 Employee Stock Option and Restricted Stock Plan, effective February 23, 2000, filed as Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q (Reg. No. 001-05725) for the fiscal quarter ended January 31, 2000 and incorporated herein by reference.
†10.28	Amendment to Quanex Corporation 1996 Employee Stock Option and Restricted Stock Plan, effective July 1, 2000 filed as Exhibit 10.28 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the fiscal year ended October 31, 2000 and incorporated herein by reference.
†10.29	Quanex Corporation Deferred Compensation Trust filed as Exhibit 4.8 of the Registrant's Registration Statement on Form S-3, Registration No. 333-36635, and incorporated herein by reference.
†10.30	Amendment to Quanex Corporation Deferred Compensation Trust, dated December 9, 1999, filed as Exhibit 10.29 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the fiscal year ended October 31, 1999 and incorporated herein by reference.

Exhibit Number	Description of Exhibits
†10.31	Amendment and restatement of the Quanex Corporation Deferred Compensation Plan, effective November 1, 2001 filed as Exhibit 10.5 of the Registrant's Quarterly Report on Form 10-Q dated March 7, 2002, and incorporated herein by reference.
†10.32	Quanex Corporation 1997 Non-Employee Director Stock Option Plan filed as Exhibit 10.21 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the year ended October 31, 1997 and incorporated herein by reference.
†10.33	Amendment to Quanex Corporation 1997 Non-Employee Director Stock Option Plan, dated December 9, 1999, filed as Exhibit 10.31 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the fiscal year ended October 31, 1999 and incorporated herein by reference.
†10.34	Quanex Corporation 1997 Key Employee Stock Plan (formerly known as the Quanex Corporation 1997 Key Employee Stock Option Plan) as amended and restated, dated October 20, 1999, filed as Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q (Reg. No. 001-05725), dated June 11, 2001.
†10.35	Amendment to Quanex Corporation 1997 Key Employee Stock Plan (formerly known as the Quanex Corporation 1997 Key Employee Stock Option Plan) dated December 9, 1999, filed as Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q (Reg. No. 001-05725), dated June 11, 2001 and incorporated herein by reference.
†10.36	Amendment to Quanex Corporation 1997 Key Employee Stock Plan (formerly known as the Quanex Corporation 1997 Key Employee Stock Option Plan) effective July 1, 2000, filed as Exhibit 10.3 of the Registrant's Quarterly Report on Form 10-Q (Reg. No. 001-05725), dated June 11, 2001 and incorporated herein by reference.
†10.37	Amendment to the Quanex Corporation 1997 Key Employee Stock Option Plan effective October 25, 2001, filed as Exhibit 10.36 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the year ended October 31, 2001 and incorporated herein by reference.
†10.38	Quanex Corporation Long-Term Incentive Plan effective November 1, 2001, filed as Exhibit 10.37 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the year ended October 31, 2001 and incorporated herein by reference.
†10.39	Letter Agreement between Quanex Corporation and Raymond A. Jean, dated February 14, 2001, filed as Exhibit 10.6 of the Registrant's Quarterly Report on Form 10-Q, dated March 7, 2002 and incorporated herein by reference.
*10.40	First Amendment to Quanex Corporation Hourly Bargaining Unit Savings Plan, dated October 30, 2002, and effective December 12, 1994.
10.41	Asset Purchase Agreement dated July 31, 1996, among the Company, Piper Impact, Inc., a Delaware corporation, Piper Impact, Inc., a Tennessee corporation, B. F. Sammons and M. W. Robbins, filed as Exhibit 2.1 of the Company's Report on Form 8-K (Reg. No. 001-05725), dated August 9, 1996, and incorporated herein by reference.
10.42	Stock Purchase Agreement dated April 18, 1997, by and among Niagara Corporation, Niagara Cold Drawn Corp., and Quanex Corporation filed as Exhibit 2.1 to the Company's Current Report on Form 8-K (Reg. No. 001-05725), dated May 5, 1997, and incorporated herein by reference.
10.43	Purchase Agreement dated December 3, 1997, among Quanex Corporation, Vision Metals Holdings, Inc., and Vision Metals, Inc., filed as Exhibit 2.1 to the Company's Current Report on Form 8-K (Reg. No. 001-05725), dated December 3, 1997, and incorporated herein by reference.

Exhibit Number	Description of Exhibits
10.44	Acquisition Agreement and Plan of Merger, dated October 23, 2000, between Quanex Corporation ("Company"), Quanex Five, Inc., a Delaware corporation and wholly owned subsidiary of the Company, and Temroc Metals, Inc., a Minnesota corporation, filed as Exhibit 2.1 to the Company's Report on Form 8-K (Reg. No. 001-05725), dated November 30, 2000, and incorporated herein by reference.
10.45	First Amendment to Agreement and Plan of Merger dated November 15, 2000 between Quanex Corporation ("Company"), Quanex Five, Inc., a Delaware corporation and wholly owned subsidiary of the Company, and Temroc Metals, Inc., a Minnesota corporation, filed as Exhibit 3.1 to the Company's Report on Form 8-K (Reg. No. 001-05725), dated November 30, 2000 and incorporated herein by reference.
10.46	Lease Agreement between The Industrial Development Board of the City of Decatur and Fruehauf Trailer Company dated May 1, 1963, filed as Exhibit 10.22 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the year ended October 31, 1998 and incorporated herein by reference.
10.47	Lease Agreement between The Industrial Development Board of the City of Decatur and Fruehauf Corporation dated May 1, 1964, filed as Exhibit 10.23 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the year ended October 31, 1998 and incorporated herein by reference.
10.48	Lease Agreement between The Industrial Development Board of the City of Decatur and Fruehauf Corporation dated October 1, 1965, filed as Exhibit 10.24 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the year ended October 31, 1998 and incorporated herein by reference.
10.49	Lease Agreement between The Industrial Development Board of the City of Decatur (Alabama) and Fruehauf Corporation dated December 1, 1978, filed as Exhibit 10.25 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the year ended October 31, 1998 and incorporated herein by reference.
10.50	Assignment and Assumption Agreement between Fruehauf Trailer Corporation and Decatur Aluminum Corp. (subsequently renamed Nichols Aluminum–Alabama, Inc.) dated October 9, 1998, filed as Exhibit 10.26 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the year ended October 31, 1998 and incorporated herein by reference.
10.51	Agreement between The Industrial Development Board of the City of Decatur and Decatur Aluminum Corp. (subsequently renamed Nichols Aluminum–Alabama, Inc.) dated September 23, 1998, filed as Exhibit 10.27 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the year ended October 31, 1998 and incorporated herein by reference.
*10.52	Lease Agreement between Cabot Industrial Properties, L.P. and Quanex Corporation dated August 30, 2002.
*21	Subsidiaries of the Registrant.
*23	Consent of Deloitte & Touche LLP.
*99.1	Certification by chief financial officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
*99.2	Certification by chief executive officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

† Management Compensation or Incentive Plan

* Filed herewith

As permitted by Item 601(b)(4)(iii)(A) of Regulation S-K, the Registrant has not filed with this Annual Report on Form 10-K certain instruments defining the rights of holders of long-term debt of the Registrant and its subsidiaries because the total amount of securities authorized under any of such instruments does not exceed 10% of the total assets of the Registrant and its subsidiaries on a consolidated basis. The Registrant agrees to furnish a copy of any such agreements to the Securities and Exchange Commission upon request.

(b) *Reports on Form 8-K*

No Reports on Form 8-K were filed by the Company during the quarter ended October 31, 2002.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUANEX CORPORATION

By: /s/ RAYMOND A. JEAN — December 20, 2002

Raymond A. Jean
Chairman of the Board, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ RAYMOND A. JEAN Raymond A. Jean	Chairman of the Board, President and Chief Executive Officer	December 20, 2002
/s/ DONALD G. BARGER, JR. Donald G. Barger, Jr.	Director	December 20, 2002
/s/ VINCENT R. SCORSONE Vincent R. Scorsone	Director	December 20, 2002
/s/ MICHAEL J. SEBASTIAN Michael J. Sebastian	Director	December 20, 2002
/s/ RUSSELL M. FLAUM Russell M. Flaum	Director	December 20, 2002
/s/ SUSAN F. DAVIS Susan F. Davis	Director	December 20, 2002
/s/ JOSEPH J. ROSS Joseph J. Ross	Director	December 20, 2002
/s/ TERRY M. MURPHY Terry M. Murphy	Vice President—Finance and Chief Financial Officer (Principal Financial Officer)	December 20, 2002
/s/ VIREN M. PARIKH Viren M. Parikh	Controller (Principal Accounting Officer)	December 20, 2002

CERTIFICATIONS

I, Raymond A. Jean, certify that:

1. I have reviewed this annual report on Form 10-K of Quanex Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   a. Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b. Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c. Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ RAYMOND A. JEAN

December 20, 2002

Raymond A. Jean
Chairman of the Board, President and
Chief Executive Officer
(Principal Executive Officer)

I, Terry M. Murphy, certify that:

1. I have reviewed this annual report on Form 10-K of Quanex Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   a. Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b. Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c. Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ TERRY M. MURPHY

December 20, 2002

Terry M. Murphy
Vice President—Finance and
Chief Financial Officer
(Principal Financial Officer)



Quanex Corporation

1900 West Loop South
Suite 1500
Houston, Texas 77027
713-961-4600
www.quanex.com

Quanex

Quanex Corporation

1900 West Loop South
Suite 1500
Houston, Texas 77027
713/961-4600
www.quanex.com